40-33



FRANKLIN TEMPLETON INVESTMENTS

Branch 18
811-01608

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL (Franklin High Income Trust)

January 24, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549





05003075



SEC MAIL PROCESSING
RECEIVED
JAN 26 2005
WASH, D.C.
152
SECTION

Re: *Binford v. Abbott, et al.,* Case No. C 05 00155
Petition for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office on January 19, 2005:

1. Motion of Franklin Advisers, Inc., for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407.
2. Memorandum of Points and Authorities in Support of Motion of Franklin Advisers, Inc., for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407.
3. Declaration of Kent W. Easter in Support of Motion of Franklin Advisers, Inc., for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407.
4. Certificate of Service with Attached Master Service List

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

Encls.

cc: Barbara J. Green, Esq. (w/o enclosures)
Murray L. Simpson, Esq. (w/o enclosures)

16739-1



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

January 24, 2005



Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Binford v. Abbott, et al.,* Case No. C 05 00155
Petition for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office on January 19, 2005:

1. Motion of Franklin Advisers, Inc., for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407.
2. Memorandum of Points and Authorities in Support of Motion of Franklin Advisers, Inc., for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407.
3. Declaration of Kent W. Easter in Support of Motion of Franklin Advisers, Inc., for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407.
4. Certificate of Service with Attached Master Service List

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

cc: Barbara J. Green, Esq. (w/o enclosures)
Murray L. Simpson, Esq. (w/o enclosures)

16739-1

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	)	MDL DOCKET NO.: ________ MOTION OF FRANKLIN ADVISERS, INC., FOR TRANSFER AND CONSOLIDATION PURSUANT TO 28 U.S.C. § 1407

1. Franklin Advisers, Inc., ("Franklin"), moves this Panel for an Order pursuant to 28 U.S.C. § 1407 transferring and consolidating for pretrial purposes the 31 cases currently pending against the mutual fund industry identified in the attached Schedule of Actions to the Honorable Vaughn R. Walter, Chief Judge, United States District Court for the Northern District of California. This motion is based on the Memorandum of Points and Authorities filed concurrently herewith, the Declaration of Kent W. Easter in Support of the Motion to Transfer and Consolidate filed concurrently herewith, including the exhibits attached thereto, as well as all pleadings, records, and files in this action, such further evidence and argument as may be

presented at or before the hearing on this matter, and any other evidence or argument that the Panel deems appropriate.

2. In each of these cases, the plaintiffs alleged mutual funds and their managers have breached their fiduciary duty, acted negligently, or violated Sections 36(a) or 36(b) of the Investment Company Act of 1940. The plaintiffs in each of these cases base their allegations on failures to participate in (or opt out of) certain securities class actions settlements in which the mutual funds were eligible to participate by virtue of the mutual funds' ownership of the subject securities.

3. The plaintiffs are focusing on many, if not all, of the same securities class action settlements, alleging that more than one mutual fund failed to participate in (or opt out of) those same class action settlements, and, thus, these actions present numerous common questions of fact.

4. None of these cases is approaching trial in the near future. To the contrary, these cases are in the very early stages of litigation. No trial dates have been set in any of the cases.

5. There is no geographic focal point for these actions. There is not one location where the vast majority of parties, witnesses and documents may be located since the various funds, advisors, parents, as well as the various underlying securities class actions are located throughout the country

6. The Northern District of California and its judges, and its Chief Judge, the Honorable Vaughn R. Walker in particular, are uniquely qualified to oversee the coordination of these actions. Of the 136 underlying securities class actions alleged in the complaint against Franklin and others, 37 were pending in California and, of those, 20 were pending in the Northern District.

7. In addition, discovery in these cases will all share a common focus on the securities class action settlements in which the mutual funds allegedly failed to participate. Gilardi & Co., LLC, the claims administration firm hired to provide notice and administer claims

in 51 of the settlements (including those outside California) is located in Marin County, within the Northern District of California. Consequently, any documents in Gilardi's possession or any Gilardi employees who would be required to testify regarding notice of the settlements provided will be located in the Northern District.

8. In light of the foregoing, consolidating all 31 actions and transferring them to the Northern District of California for pretrial proceedings would eliminate duplicate discovery, avoid conflicting schedules, rules and orders; reduce litigation cost; eliminate the risk of inconsistent rulings; conserve the resources of the parties, witnesses, counsel, and the judiciary; and otherwise advance the interest of justice.

Dated: January 18, 2005



Boris Feldman
Jerome Birn
Peri Nielsen
Kent W. Easter
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone (650) 493-9300

Attorneys for Movants
FRANKLIN ADVISERS, INC.

Schedule of Actions

United States District Court for the Northern District of California:

***Barnes v. Lepore*, No. 05cv00152**
U.S.D.C. for the Northern District of California, San Francisco Division
Assigned to Magistrate Judge Maria-Elena James

Plaintiff(s):
Frieda Barnes and E.P. Brignac

Defendant(s):
Dawn G. Lepore, Jeffrey M. Lyons, Charles R. Schwab, Mariann Byerwalter, Donald F. Dorward, William A. Hasler, Robert G. Holmes, Gerald B. Smith, Donald R. Stephens, Michael W. Wilsey, Charles Schwab Corp., Charles Schwab Investment Management, Inc., and John Does 1 – 100

***Brignac v. Hagey*, No. 05cv00153**
U.S.D.C. for the Northern District of California, San Francisco Division
Assigned to Magistrate Judge James Larson

Plaintiff(s):
E.P. Brignac and Roger Brunelli

Defendant(s):
Harry R. Hagey, John A. Gunn, Dana M. Emery, William F. Ausfahl, L. Dale Crandall, Thomas A. Larsen, Will C. Wood, Dodge & Cox Funds, Dodge & Cox Investment Advisors, and John Does No. 1 – 100

***James v. Brown*, No. 05cv00154**
U.S.D.C. for the Northern District of California, Oakland Division
Assigned to Judge Sandra B. Armstrong

Plaintiff(s):
Fayetta James and George McWilliams

Defendant(s):
Robert C. Brown, J. Tucker Morse, Thomas S. Gordon, Peter G. Gordon, Richard M. Leach, Timothy J. Penny, Donald C. Willeke, Karla M. Rabusch, Stacie D. DeAngelo, C. David Messman, Wells Fargo & Co., Wells Fargo Fund Management, LLC, Wells Capital Management, Inc., Cooke and Bieler, L.P., and John Does No. 1 – 100

***Binford v. Abbott*, No. 05cv00155**
U.S.D.C. for the Northern District of California, San Francisco Division
Assigned to Judge Vaughn R. Walker

Plaintiff(s):
B.E. Binford and Robert Wells

Defendant(s):
Frank H. Abbott, III, Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. Lahaye, Gordon S. Macklin, Harmon E. Burns, Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Resources, Inc., Franklin Advisors, Inc., and John Does No. 1 – 100

United States District Court for the Central District of California:

***Mutchka v. Harris*, No. 05cv00034**
U.S.D.C. for the Central District of California, Southern Division
Assigned to Judge James V. Selna

Plaintiff(s):
Pauline Mutchka

Defendant(s):
Brent R. Harris, R. Wesley Burns, David C. Flattum, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan, William J. Popejoy, Donald P. Carter, Gary A. Childress, Theodore J. Coburn, W. Bryant Stooks, Gerald M. Thorne, Pacific Investment Management Co. (PIMCO), PA Fund Management LLC, NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, RCM Capital Management LLC, and John Does No. 1 – 100

United States District Court for the District of Colorado:

***Davis v. Bailey*, No. 05cv00042**
U.S.D.C. for the District of Colorado
Assigned to Judge Marcia S. Krieger

Plaintiff(s):
Lucy Davis, George O'Bryan, and Marion O'Bryan

Defendant(s):
Thomas H. Bailey, William F. McCalpin, John W. McCarter, Jr., Dennis B. Mullen, James T. Rothe, William D. Stewart, Martin H. Waldinger, Janus Capital Group Inc., Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), Bay Isle Financial LLC, Wolf, McDonnell and Co., LLC, Berger Financial Group LLC, and John Does No. 1 - 100

United States District Court for the Northern District of Illinois:

***Dull v. Arch*, No. 05cv0140**
U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Amy St. Eve

Plaintiff(s):
Gorman L. Dull, Anna Dull, and Julian M. Meadows

Defendant(s):
David C. Arch, J. Miles Branagan, Jerry D. Choate, Rod Dammeyer, Linda Hutton Heagy, R. Craig Kennedy, Howard J. Kerr, Jack E. Nelson, Hugo F. Sonnens Chein, Suzanne H. Woolsey, Ph.D., Mitchell M. Merin, Richard F. Powers, III, Wayne W. Whalen, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc., and John Does No. 1 – 100

***McDermott v. Calamos*, No. 05cv0141**
U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Samuel Der-Yeghiayan

Plaintiff(s):
Robert McDermott and George McWilliams

Defendant(s):
John P. Calamos, Sr., Nick P. Calamos, Joe F. Hanauer, John E. Neal, Weston W. Marsh, William R. Rybak, Stephen B. Timbers, Calamos Holding, LLC, Calamos Asset Management, Inc., and John Does No. 1 – 100

***Griffin v. Voss*, No. 05cv0142**
U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Rebecca R. Pallmeyer

Plaintiff(s):
James T. Griffin

Defendant(s):
Peter S Voss, John R. Riatt, Victor A. Morgenstern, Gary N. Wilner, M.D., Michael J. Friduss, Thomas H. Hayden, Christine M. Maki, Allan J. Reich, Marv R. Rotter, Burton W. Ruder, The Oakmark Family of Funds Trust, Harris Associates L.P., and John does No. 1 – 100

***Jacobs v. Bremner*, No. 05cv0143**
U.S.D.C. for the Northern District of Illinois, Eastern Division
Assigned to Judge Milto I. Shadur

Plaintiff(s):
James Jacobs

Defendant(s):
Ropert P. Bremner, Lawrence H. Brown, Jack B. Evens, William C. Hunter, William J. Schneider, Timothy R. Schwertfeger, Judith M. Stockdale, Nuveen Investments, Inc., Nuveen Institutional Advisory Corp., Institutional Capital Corp., NWQ Investment Management Co., LLC, Rittenhouse Asset Management, Inc., and John Does No. 1 – 100

United States District Court for the District of Massachusetts:

***Collins v. Manning*, No. 05cv10059**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Nathaniel M. Gorton

Plaintiff(s):
Brack Collins, Charles Davidson, and Henry Hoover

Defendant(s):
Robert J. Manning, Robert C. Pozen, Jeffrey L. Shames, John W. Ballen, Kevin R. Parke, Lawrence H. Cohn, M.D., William R. Gutow, J. Atwood Ives, Abby M. O'Neill, Lawrence T. Perera, William J. Poorvu, J. Dale Sherratt, Elaine R. Smith, Ward Smith, David H. Gunning, Amy B. Jane, Massachusetts Financial Services Co., MFS Investment Management, Inc., and John Does No. 1 – 100

***Chambers v. Hill*, No. 05cv10061**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Nathaniel M. Gorton

Plaintiff(s):
Richard Chambers, Beverly Chambers, Diane Kowlaski, and Dennis Renfroe

Defendant(s):
John A. Hill, Jameson Adkins Baxter, Charles B. Curtis, Ronald J. Jackson, Paul L, Joskow, Elizabeth T. Kennan, John H, Mullin, III, Robert E. Patterson, George Putnam, III, A.J.C. Smith, W. Thomas Stephens, W. Nicholas Thorndike, Putnam Investments, LLC, Putnam Investment Management, Inc., and John Does No. 1 – 100

***Stegall v. Ladner*, No. 05cv10062**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Douglas P. Woodlock

Plaintiff(s):
William Stegall

Defendant(s):
Charles L. Ladner, James F. Carlin, William H. Cunningham, Ronald R. Dion, Steven Pruchansky, Norman H. Smith, John P. Toolan, James A. Shepherdson, Dennis S. Arnowitz, Richard P. Chapman, Jr., William J. Cosgrove, Richard A. Farrell, William F. Glavin, John A. Moore, Patti McGill Peterson, John W. Pratt, John Hancock Financial Services, Inc., John Hancock Advisers, LLC, Independence Investment, LLC, Nicholas-Applegate Capital Management, Pzena Management, LLC, Shay Assets Management, Inc., Sustainable Growth Advisors, LP, Fund Asset Management, LP, and American Fund Advisors, Inc.

***Emblad v. Logue*, No. 05cv10063**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Rya W. Zobel

Plaintiff(s):
David Emblad

Defendant(s):
Ronald E. Logue, Tenley E. Albright, M.D., Kennett F. Burnes, Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein, David P. Gruber, Linda A. Hill, Charles R. LaMantia, Richard P. Sergal, Ronald L. Skates, Gregory L. Summe, Diana Chapman Walsh, Robert E. Weissman, State Street Corp., SSGA Funds Management, Inc., State Street Research & Management Co., and John Does No. 1 – 100

***Stoker v. Hawkes*, No. 05cv10064**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Richard D. Stearns

Plaintiff(s):
Lindy Stoker and James Yarbrough

Defendant(s):
James B. Hawkes, Samuel L. Hayes, III, William H. Park, Ronald A. Pearlman, Norton H. Reamer, Lynn A. Stout, Eaton Vance Corp., Boston Management and Research, Atlanta Capital Management Co., LLC, and John Does No. 1 – 100

***Lefler v. Hacker*, No. 05cv10065**
U.S.D.C. for the District of Massachusetts
Assigned to Judge Patti B. Saris

Plaintiff(s):
Jackie Lefler and Fred Salmo

Defendant(s):
Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, Charles R. Nelson, John J. Neuhauser, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald, Anne-Lee Verville, Richard L. Woolworth, Margaret Eiser, Leo A. Guthart, Jerome Kahn, Jr., Steven N. Kaplan, David C. Kleinman, Allan B. Muchin, Robert E. Nason, John A. Wing, William E. Mayer, Charles P. McQuaid, Ralph Wanger, Columbia Management Group, Inc., Columbia Management Advisors, Inc., Columbia Wanger Asset Management, LP, and John Does No. 1 – 100

United States District Court for the District of New Jersey:

***Johns v. Zeikel*, No. 05cv00206**
U.S.D.C. for the District of New Jersey
Assigned to Magistrate Judge G. Donald Haneke

Plaintiff(s):
William Johns, Angeline McAfee, and Robert McDermott

Defendant(s):
Arthur Zeikel, Herbert I. London, Robert R. Martin, Joseph L. May, Andre F. Perold, Ronald W. Forbes, Cynthia A. Montgomery, Jean Margo Reid, Kevin A. Ryan, Roscoe S. Suddarth, Richard R. West, Edward D. Zinbarg, Merrill Lynch & Co., Inc., Merrill Lynch Investment Management, L.P., Merrill Lynch, Pierce, Fenner & Smith, Inc., and John Does No. 1 – 100

United States District Court for the Southern District of New York:

***Rivera v. Carmichael*, No. 05cv0290**
U.S.D.C. for the Southern District of New York
Assigned to Judge Victor Marrero

Plaintiff(s):
Miguel Rivera

Defendant(s):
William P. Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy, Jr., Dr. Cornelius J. Pings, Minor M. Shaw, Charles B. Walker, Edmund L. Benson, III, James B. Sommers, Thomas S. Word, Jr., Edward D. Bedard, Gerald Murphy, Robert B. Caroll, Bank of America, Inc., Banc of America Capital Management, LLC, Marisco Capital Management, LLC, Nations Funds, and John Doe Defendants No. 1 – 100

***Masden v. Paulson*, No. 05cv0291**
U.S.D.C. for the Southern District of New York
Assigned to Judge Shirley Kram

Plaintiff(s):
Jeanne Masden and Don Masden

Defendant(s):
Henry M. Paulson, Jr., Lloyd C. Blankfein, Lord Browne of Madingley, John H. Bryan, Claes Dahlback, William W. George, James A. Johnson, Edward M. Liddy, Ruth J. Simmons, John L. Weinberg, Robert J. Hurst, The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P., and John Does No. 1 – 100

***Prichard v. Armstrong*, No. 05cv0293**
U.S.D.C. for the Southern District of New York
Assigned to Judge Miriam Cedarbaum

Plaintiff(s):
Jack Prichard, George Rickenbrode, and Joe Rogers

Defendant(s):
William L. Armstrong, Robert G. Avis, George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone, F. William Marshall, Jr., John V. Murphy, Thomas W. Courtney, Paul Y. Clinton, Robert G. Galli, Lacy B. Herrmann, Brian Wruble, Oppenheimer & Co., Inc., Oppenheimer Funds, Inc., and John Does No. 1 – 100

***Fort v. Ades*, No. 05cv0294**
U.S.D.C. for the Southern District of New York
Assigned to Judge Laura Taylor Swain

Plaintiff(s):
Jimmie H. Fort, James Moye, and Barbara Moye

Defendant(s):
Paul R. Ades, Dwight B. Crane, Frank G. Hubbard, Jerome H. Miller, Ken Miller, R. Jay Gerken, CFA, Herbert Barg, Burt N. Dorsett, Elliot S. Jaffe, Stephen E. Kaufman, Joseph J. McCann, Cornelius C. Rose, Jr., Citigroup, Inc., Citigroup Global Markets Holdings, Inc. F/K/A Salomon Smith Barney Holdings, Inc., Citigroup Asset Management, Salomon Smith Barney, Inc. N/K/A Citigroup Global Markets, Inc. and D/B/A Smith Barney Asset Management, Smith Barney Fund Management LLC, and John Does No. 1 – 100

***Polivka v. Auch*, No. 05cv0297**
U.S.D.C. for the Southern District of New York
Assigned to Judge Barbara S. Jones

Plaintiff(s):
Frank Polivka

Defendant(s):
Walter E. Auch, Frank K. Reilly, Edward M. Roob, Adela Cepeda, J. Mikesell Thomas, Margo N. Alexander, UBS Financial Services, Inc., UBS Global Asset Management Americas, Inc., UBS Global Asset Management (New York), Inc., SSGA Funds Management, Inc., Marsico Capital Management , LLC, Delaware Investments, Westwood Management Corp., Institutional Capital Corp., ICM Asset Management, Inc., Ariel Capital Management, LLC, and John Does No. 1 – 100

***Polivka v. Catell*, No. 05cv0298**
U.S.D.C. for the Southern District of New York
Assigned to Judge William H. Pauley

Plaintiff(s):
Frank Polivka

Defendant(s):
Robert B. Catell, John R. Galvin, Alice S. Ilchman, Frank A. McPherson, John E. Merow, Betsy S. Michel, William C. Morris, Leroy C. Richie, Robert L. Shafer, James N. Whitson, Brant T. Zino, Seligman, Inc., J. & W. Seligman & Co., Inc., and John Does No. 1 – 100

***Montgomery v. Baron*, No. 05cv0299**
U.S.D.C. for the Southern District of New York
Assigned to Judge Shira A. Scheindlin

Plaintiff(s):
Carrol B. Montgomery and Kenneth Parks

Defendant(s):
Ronald Baron, Linda S. Martinson, Morty Schaja, Norman S. Edelcup, Charles N. Mathewson, Harold W. Milner, Raymond Noveck, David A. Silverman, M.D., Baron Capital Group, Inc., Bamco, Inc., and John Doe Defendants No. 1 – 100

***McWilliams v. Gabelli*, No. 05cv0300**
U.S.D.C. for the Southern District of New York
Assigned to Judge Alvin K. Hellerstein

Plaintiff(s):
George McWilliams and Paul E. Rollins

Defendant(s):
Mario J. Gabelli, Anthony J. Colavita, James P. Conn, John D. Gabelli, Karl Otto Pohl, Anthony R. Pustorino, Werner J. Roeder, M.D., , Anthonie C. Van Ekris, Salvatore J. Zizza, Dugald A. Fletcher, Robert J. Morrissey, Vincent D. Enright, Mary E. Hauck, E. Val Cerutti, Gabelli Asset Management, Inc., Gabelli Asset Management Co., Gabelli Funds, LLC, Gabelli Advisors, Inc., and John Does Nos. 1 – 100

***Hudson v. Carlson*, No. 05cv0301**
U.S.D.C. for the Southern District of New York
Assigned to Judge Deborah A. Batts

Plaintiff(s):
Billy Hudson, Paul Oliver, and Rose Oilver

Defendant(s):
Arne H. Carlson, Philip J. Carroll, Jr., Livio D. Desimone, Heinz F. Hutter, Anne P. Jones, Stephen R. Lewis, Jr., Alan G. Quasha, Alan K. Simpson, Alison Taunton-Rigby, Barbara H. Fraser, Stephen W. Roszell, William F. Truscott, American Express Company, American Express Financial Corporation, American Century Investment Management, Inc., Wellington Management Company, LLP, Lord Abbett and Co. LLC., and John Does No. 1 - 100

***Hoppe v. Lane*, No. 05cv0302**
U.S.D.C. for the Southern District of New York
Assigned to Judge Harold Baer, Jr.

Plaintiff(s):
David Hoppe, Judith Hoppe, and John Mitchell

Defendant(s):
Jeffrey B. Lane, Robert Matza, Kevin Handwerker, Jeffrey S. Maurer, Jack Rivkin, Peter E. Sundman, Neuberger Berman, Inc., Neuberger Berman Management, Inc., Neuberger Berman, LLC, and John Does No. 1 – 100

United States District Court for the Eastern District of Pennsylvania:

***Hamilton v. Allen*, No. 05cv00110**
U.S.D.C. for the Eastern District of Pennsylvania
Assigned to Judge Gene E.K. Pratter

Plaintiff(s):
Caroline Hamilton and James Jacobs

Defendant(s):
Charles E. Allen, Paula H.J. Cholmondeley, C. Brent DeVoe, Robert M. Duncan, Barbara L. Hennigar, Thomas J. Kerr, IV, Douglas F. Kridler, David C. Wetmore, Paul J Hondros, Arden L. Shisler, Gerald J. Holland, Eric E. Miller, Gartmore Mutual Funds, Inc., Gartmore Mutual Fund Capital Trust, Northpointe Capital LLC, Fund Asset Management, LP, Gartmore Separate Accounts LLC, Gartmore Global Partners, and John Does No. 1 - 100

***Binford v. Brennan*, No. 05cv00112**
U.S.D.C. for the Eastern District of Pennsylvania
Assigned to Judge Petrese B. Tucker

Plaintiff(s):
B.E. Binford, Jackie Binford, and Henry Wyndel

Defendant(s):
John J. Brennan, Charles D. Ellis, Rajiv L. Gupta, Joann Heffernan, Burton G. Malkiel, Alfred M. Rankin, Jr., J. Lawrence Wilson, The Vanguard Corp., Vanguard Advisors, Inc., Mellon Capital Management Co., Wellington Management Co. LLP, John A. Levin & Co., Franklin Portfolio Associates, LLC, Provident Investment Council, Inc., Turner Investment Partners, Inc., Granahan Investment Management, Inc., Chartwell Investment Partners, Barrow, Hanley, Mewhinney & Strauss, Inc., Grantham Mayo Van Otterloo & Co., LLC, Bernstein Investment Research and Management, Equinox Capital Management, LLC, Hotchkis & Wiley Capital Management, LLC, Tukman Capital Management, Inc., and John Does No. 1 – 100

***Beugli v. Donahue*, No. 05cv00114**
U.S.D.C. for the Eastern District of Pennsylvania
Assigned to Judge John R. Padova

Plaintiff(s):
Norman Beugli, Gorman L. Dull, Anna Dull, and Paul Mecker

Defendant(s):
John F. Donahue, J. Christopher Donahue, Lawrence D. Ellis, M.D., Thomas G. Bigley, John T. Conroy, Jr., Nicholas P. Constantakis, John F. Cunningham, Peter E. Madden, Charles F Mansfield, Jr., John E. Murray, Jr., J.D., S.J.D., Marjorie P. Smuts, John S. Walsh, Federated Investors, Inc., Federated Investment Management Corp., Federated Equity Management Co. of Pennsylvania, and John Does No. 1 – 100

United States District Court for the Northern District of Texas:

***Hogan v. Baker*, No. 05cv00073**
U.S.D.C. for the Northern District of Texas
Assigned to Magistrate Judge William F. Sanderson

Plaintiff(s):
Avo Hogan and Julian W. Meadows

Defendant(s):
Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Robert H. Graham, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Larry Soll, Ph.D., Mark H. Williamson, Aim Investments, Ltd., Aim Advisors, Inc., Aim Capital Management, Inc., Invesco Institutional (N.A.), Inc., and John Does No. 1 – 100

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	MDL DOCKET NO.: ________ MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF MOTION OF FRANKLIN ADVISERS, INC., FOR TRANSFER AND CONSOLIDATION PURSUANT TO 28 U.S.C. § 1407

Franklin Advisers, Inc. ("Franklin") respectfully submits this memorandum of points and authorities in support of its petition to transfer and consolidate cases currently pending against the mutual fund industry in various district courts throughout the country to the Northern District of California for pretrial proceedings pursuant to 28 U.S.C. § 1407.

I. INTRODUCTION

Movant Franklin is an investment advisory affiliate of the Franklin Templeton mutual funds (the "Funds"), a family of mutual funds. On January 10, 2005, plaintiffs, alleged investors in the Funds, filed suit against Franklin and other Franklin-affiliated defendants in the Northern District of California. Plaintiffs allege that Franklin failed to ensure that the Funds participated in (or opted out of) certain securities class actions settlements in which the Funds were eligible to participate by virtue of the Funds' ownership of the subject securities. Since January 10, 2005, at least three other such suits in the Northern District of California, and at least 30 other similar lawsuits in different federal district courts throughout the country[1] have been filed against other mutual funds and their managers relating to the same type of alleged conduct and seeking the same type of relief. Franklin now seeks pretrial transfer and consolidation of all of these cases to the Northern District of California.

Each of these cases involves the same core set of claims, namely that the defendants allegedly breached their fiduciary duty, acted negligently, or violated Sections 36(a) or 36(b) of the Investment Company Act of 1940 by failing to participate in (or opt out of) class action settlements. Thus, each of these cases involves identical legal issues concerning the various defendants' duty to mutual fund investors. Each of these cases also involves similar factual issues concerning whether or not the various funds actually failed to participate in (or opt out of) settlements. In addition, it appears that plaintiffs across these industry-wide lawsuits are focusing on many, if not all, of the same securities class action settlements, alleging that more than one mutual fund failed to participate in (or opt out of) those same class action settlements.

---

[1] In addition to the Northern District of California, complaints against various mutual funds have been filed in the Central District of California, the District of Colorado, the Northern District of Illinois, the District of Massachusetts, the District of New Jersey, the Southern District of New York, the Eastern District of Pennsylvania, and the Northern District of Texas.

This significant overlap suggests that the process whereby the funds were notified of the settlements or potentially an industry-wide practice might be at issue.

Further mitigating in favor of consolidation and transfer is that all of these cases are in the very early stages of litigation. The initial complaints have just been filed, many defendants have yet to be served, no responsive pleadings have been filed, and no discovery has been initiated. Consolidation and transfer at this early juncture would avoid conflicting schedules, rules and orders and reduce litigation costs. Transfer and consolidation would also eliminate duplicative discovery because many of the mutual funds appear to have been eligible to participate in (or opt out of) the settlements of the same securities class actions. Undoubtedly, transfer and consolidation would conserve the resources of the parties, witnesses, counsel and the judiciary under these circumstances.

Because this litigation is nationwide and the districts where these actions were originally filed are geographically dispersed, transfer to the Northern District of California, where at least four such lawsuits are pending, is appropriate. Further, designation of the Honorable Vaughn R. Walker, Chief Judge, to whom Franklin's case has been assigned, would serve all parties. The Northern District is the location of more than 20 of the underlying class actions, as well as the administration firm that handled claims for 51 of those actions. Courts in the Northern District, including Judge Walker, are familiar with securities class action litigation, as well as the procedural mechanisms whereby class members are notified of their opportunity to participate in settlements. Therefore, the Northern District is uniquely situated to preside over pretrial proceedings in cases where these procedural mechanisms may be examined. Finally, Judge Walker is located in San Francisco where at least three mutual fund families are located and which is easily accessed by all parties.

For each of these reasons, as discussed further below, Franklin respectfully requests that its petition for consolidation and transfer to the Northern District of California be granted.

II. STATEMENT OF FACTS

A. Franklin Templeton Mutual Funds

The Funds are actually a family of approximately 102 mutual funds, advised and managed on a day-to-day basis by a registered investment advisor, either Franklin or one of its affiliates. *See* Declaration of Kent W. Easter in Support of Motion for Transfer and Consolidation Pursuant to 28 U.S.C. § 1407 ("Easter Decl."), Exhibit 1, ¶¶ 11 and 13. Franklin is headquartered in San Mateo, California in the Northern District of California. *Id.*, ¶ 13.

B. A Summary of the Litigation

1. The Franklin Templeton Action

On January 10, 2005, plaintiffs filed a class action complaint on behalf of a putative class of persons who invested in the Funds between January 10, 2001 and January 10, 2005 (although the plaintiffs stated that the Class Period would be expanded forward to include the period of time between January 10, 2005 and the "cessation of the unlawful activities" detailed in the complaint). *Id.*, ¶ 6. The complaint purports to allege breach of fiduciary duty, negligence and violations of Sections 36(a), 36(b) and 47(b) of the Investment Company Act of 1940 (the "ICA"), based on Franklin's alleged failure to submit, on behalf of the Funds, Proof of Claim forms or otherwise participate in (or opt out of) the settlements of over 100 securities class actions brought in federal courts since the mid-to-late 1990s.

2. Other California Actions Against Mutual Funds

On or about January 10, 2005, three other class action lawsuits were filed in the Northern District of California against the advisors, managers and boards of directors for three other groups of mutual funds, the Dodge & Cox mutual funds, the Schwab mutual funds, and the Wells Fargo mutual funds. On or about the same date, a class action was filed in the Central District of California against the advisors and managers of the American Funds mutual funds. These four other California actions, which also purport to allege breach of fiduciary duty, negligence, and violations of the ICA (*see* Easter Decl. Ex. 2 ¶ 1, Ex. 3 ¶ 1, and Ex. 4, ¶ 1),[2] were filed on behalf of putative classes of persons who allegedly owned interests in these other funds between January 10, 2001 and January 10, 2005. *Id.* Each of these complaints was also based on alleged failures to participate in (or opt out of) the same securities class action settlements. *Id.*

3. The Colorado, Illinois, Massachusetts, New Jersey, New York, Pennsylvania, and Texas Actions

Between January 10, 2005 and January 12, 2005, 26 other class action lawsuits were filed across the country against the advisors, managers and boards of directors for various other groups of mutual funds. These actions also purport to allege breach of fiduciary duty, negligence, and violations of the ICA on behalf of putative classes of persons who allegedly invested in the other mutual funds. *See* Easter Decl. Exs. 5 - 29. Once again, each of these complaints arise out of alleged failures to participate in (or opt out of) the same securities class action settlements alleged in the California complaints. *Id.*

III. ARGUMENT

The objectives of multidistrict consolidation and transfer under 28 U.S.C. § 1407 are to eliminate duplication in discovery, avoid conflicting rulings and schedules, reduce litigation cost, and save time and effort for the parties, the attorneys, the witnesses, and the courts. *See In re Computervision Corp. Sec. Litig.*, 814 F. Supp. 85, 86 (J.P.M.L. 1993).[3] Movant has the burden

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[2] While the complaint in the Central District of California action, *Mutchka v. Harris*, Case No. 05CV00034, filed January 10, 2005, and the complaint in the Colorado action, *Davis v. Bailey*, Case No. 05CV00042, filed January 10, 2005, are not yet electronically accessible, Franklin is informed and believes these complaints are substantially similar to the complaints filed in the other actions around the country and will provide copies of the complaints to the Panel as soon as Franklin is able to obtain them directly from the courts. *See* Easter Decl., ¶ 30.

[3] In relevant part, 28 U.S.C. § 1407(a) provides: "When civil actions involving one or more common questions of fact are pending in different districts, such actions may be transferred to any district for coordinated or consolidated pretrial proceedings. Such transfers shall be made by the judicial panel on multidistrict litigation authorized by this section upon its determination (continued...)

of showing that common questions of fact are complex enough to warrant consolidation and transfer of these actions. *In re Scotch Whiskey*, 299 F. Supp. 543, 544 (J.P.M.L. 1969). As explained below, that burden is satisfied here.

A. Consolidation and Transfer of These Actions is Appropriate and <u>Would Satisfy the Objectives of 28 U.S.C. § 1407(a)</u>

In determining whether consolidation is appropriate, 28 U.S.C. § 1407(a) mandates that three criteria be met: (1) "one or more common questions of fact" must exist among the cases; (2) consolidation and transfer must serve "the convenience of parties and witnesses"; and (3) consolidation and transfer must "promote the just and efficient conduct" of the cases. Each criterion is satisfied here.

1. <u>Common Questions of Fact Exist Among These Cases</u>

There can be little dispute that the cases at issue here "involve common questions of fact" concerning the alleged practices of "the mutual fund industry." *In re Janus Mutual Funds Investment Litigation*, 310 F. Supp. 2nd 1360, 1361 (J.P.M.L. 2004) (holding that the transfer of claims against six different families of mutual funds to one district court was appropriate). Specifically, common issues in all of the cases include the alleged failure of the various defendants to participate in (or opt out of) the same class action settlements. Each complaint alleges that these practices breached the defendants' fiduciary duty owed to the investors of the mutual funds, constituted negligence, and violated various sections of the ICA. Additionally, determination of these issues will necessarily involve much of the same testimony and documents regarding each settled securities class action, including testimony and documents relating to the procedures whereby class members were notified of the settlements and advised of their opportunity to participate, as well as Proof of Claim forms submitted by investors for this

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that transfers for such proceedings will be for the convenience of parties and witnesses and will promote the just and efficient conduct of such actions."

purpose. Thus, there will be common questions of fact, with additional evidence relating to the particular funds' investment in a particular security and participation in any class action relating to that security.

Recently, under very similar circumstances, the Judicial Panel on Multidistrict Litigation transferred and consolidated claims against (initially) six different families of mutual funds to one district court. *Id.* at 1361 (finding transfer and consolidation appropriate where "all actions can be expected to focus on similar mutual fund trading practices and procedures with some common defendants and/or witnesses.") The claims at issue here would similarly be more efficiently and expeditiously resolved by consolidation and transfer to a single district for streamlined pretrial proceedings.

2. Pretrial Consolidation and Transfer Would Promote the Just and Efficient Conduct of These Cases

Another factor for the Panel to consider is the effect that consolidation and transfer would have on the progress of these cases. *See, e.g., In re Air Crash Disaster at Falls City, Neb. on Aug. 6, 1966*, 298 F. Supp. 1323 (J.P.M.L. 1969). Consolidation would hasten, not delay, the progress of these cases.

Little or no substantive progress has been made in any of the litigations. The lawsuits are all still in the pleading stage. Indeed, none of the defendants has yet responded to any the complaints, and no discovery has been conducted. Therefore, consolidation and transfer at this early juncture would avoid duplication of discovery altogether and conserve the resources of the parties, their counsel, and the judiciary. *See In re Janus Mutual Funds Investment Litig.*, 310 F. Supp. 2nd at 1361 (noting that a "transferee court can employ any number of pretrial techniques – such as establishing separate discovery and/or motion tracks for each mutual fund family and/or separate tracks for the different types of actions involved – to efficiently manage this litigation.").

3. Pretrial Consolidation and Transfer Would Be More Convenient for the Parties and the Witnesses

Finally, in considering a motion to consolidate, the Panel should consider whether consolidation would be "for the convenience of the parties and witnesses . . . ." 28 U.S.C. § 1407(a). In doing so, "the Panel must consider the interests of all parties, and must consider multidistrict litigation as a whole in the light of the purposes of Section 1407." *In re Commonwealth Oil/Tesoro Petroleum Sec. Litig.*, 458 F. Supp. 225, 229 (J.P.M.L. 1978).

Here, "[g]iven the geographic dispersal of constituent actions and potential tag-along actions, no district stands out as the geographic focal point for this nationwide litigation." *In re Janus Mutual Funds Investment Litig.*, 310 F. Supp. 2nd at 1361. There will also not be one location where the vast majority of parties, witnesses and documents may be located since the various funds, advisors, parents, as well as the various underlying securities class actions are located throughout the country. Thus, it is more appropriate to identify a "transferee district with the capacity and experience to steer this litigation on a prudent course." *Id.*

B. The Northern District of California is the Most Efficient Transferee District

Of all the venues where cases are currently pending, the Northern District of California and its judges, and its Chief Judge, the Honorable Vaughn R. Walker in particular, are uniquely qualified to oversee the coordination of these actions.

Discovery in these cases will all share a common focus on the securities class action settlements in which the mutual funds allegedly failed to participate. Of the 136 underlying securities class actions alleged in the Franklin lawsuit and others, 37 were pending in California and, of those, 20 were pending in the Northern District. Easter Decl. ¶ 32. This is more than any other district. *Id.* Furthermore, Gilardi & Co., LLC, the claims administration firm hired to provide notice and administer claims in a at least 51 of the settlements (including those outside California) is located in Marin County, within the Northern District of California. Easter Decl., ¶ 33. Thus, any documents in Gilardi's possession or any Gilardi employees who would be required to testify regarding notice of the settlements provided will be located in the Northern District.

Finally, Judge Walker is familiar with securities class action litigation and the procedural mechanisms whereby class members are notified of their opportunity to participate in settlements. Thus, he is uniquely situated to preside over pretrial proceedings in cases where these procedural mechanisms may be examined. Further, at least three of the named families of mutual funds named in actions pending in the Northern District are headquartered in San Francisco (or in its immediate vicinity), where Chief Judge Walker presides. That locale is easily accessible from all over the United States.[4]

IV. CONCLUSION

For the reasons set forth herein, transfer and consolidation of these actions "will be for the convenience of parties and witnesses and will promote the just and efficient conduct of such actions." 28 U.S.C. § 1407(a). As a result, the Panel should consolidate all of these cases and transfer them to the Honorable Vaughn R. Walker of the Northern District of California.

Dated: January 18, 2005



Boris Feldman
Jerome Birn
Peri Nielsen
Kent W. Easter
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone (650) 493-9300

Attorneys for Movant
FRANKLIN ADVISERS, INC.

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[4] Although the MDL docket shows that Chief Judge Walker already has two consolidated multidistrict litigations pending before him, one of these litigations, *In re Patriot American Hospitality, Inc. Sec. Litig.*, MDL-1300, is in the process of settling. *See* Easter Decl., Ex. 30. While the Franklin complaint pending before Judge Walker was not the first-filed in the Northern District of California, transfer and consolidation before Judge Walker would be efficient because the two earliest-filed cases were assigned to magistrate judges, and the other actions were assigned to a judge in Oakland, which would be a less convenient location than San Francisco, where Judge Walker is located.

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	MDL DOCKET NO.: ________ CERTIFICATE OF SERVICE WITH ATTACHED MASTER SERVICE LIST

I, Patrick S. Caccamo, declare:

I am employed in Fairfax County, Virginia. I am over the age of 18 years and not a party to the within action. My business address is Wilson Sonsini Goodrich & Rosati, Two Fountain Square, Reston Town Center, 11921 Freedom Drive, Suite 600, Reston, Virginia 20190. I am readily familiar with Wilson Sonsini Goodrich & Rosati's practice for collection and processing of correspondence for mailing with the United States Postal Service. In the ordinary course of business, correspondence would be deposited with the United States Postal Service on this date.

On this date, I served **Franklin Advisers, Inc.'s Motion for Transfer and Consolidation, Memorandum in Support of Motion for Transfer and Consolidation, and the Declaration of Kent W. Easter in Support of Motion for Transfer and Consolidation** on each individual and entity listed on Schedule A of the attached Master Service List, by placing the document(s) described above in an envelope addressed as indicated below, which I sealed. I placed the envelope(s) for collection and mailing with the United States Postal Service on this day, following ordinary business practices at Wilson Sonsini Goodrich & Rosati.

On this date, I also served **Franklin Advisers, Inc.'s Notice of Motion for Transfer and Consolidation, Motion for Transfer and Consolidation, Memorandum in Support of Motion for Transfer and Consolidation, and the Declaration of Kent W. Easter in Support of Motion for Transfer and Consolidation** on the district courts listed on Schedule B of the attached Master Service List by placing the document(s) described above in an envelope addressed as indicated below, which I sealed. I placed the envelope(s) for collection and mailing with the United States Postal Service on this day, following ordinary business practices at Wilson Sonsini Goodrich & Rosati.

Pursuant to Rule 5.2(a) of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, the reason that individual defendants in the related actions other than those on the attached Master Service List have not been served is that such individuals have not yet appeared in any of the related actions, proofs of service have not been filed in those actions that would indicate those individuals' addresses, and we do not otherwise know these individuals last known addresses. To the extent that these individuals are officers and/or directors of the defendant entities served on the attached Master Service List, service of those entities may provide the individual defendants notice of this filing.

This is the 18th day of January, 2005.



Patrick S. Caccamo

MASTER SERVICE LIST

SCHEDULE A

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Jeanne Masden and Don Masden; Miguel Rivera; Jack Prichard, George Rickenbrode, and Joe Rogers; Jimmie H. Fort, James Moye and Barbara Moye; Frank Polivka; Carrol B. Montgomery and Kenneth Parks; George McWilliams and Paul E. Rollins; Billy Hudson, Paul Oliver and Rose Oliver; David Hoppe, Judith Hoppe and John Mitchell

David Pastor
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

David Emblad; Jackie Lefler and Fred Salmo; Richard Chambers, Beverly Chambers, Diane Kowlaski and Dennis Renfroe; Lindy Stoker and James Yarbrough; William Stegall; Brack Collins, Charles Davidson, and Henry Hoover

Paul R. Kiesel, Esq.
William L. Larson, Esq.
Patrick DeBlase, Esq.
Kiesel, Boucher & Larson, LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Frieda Barnes and E.P. Brignac, E.P. Brignac and Roger Brunelli; Fayetta James and George McWilliams; B.E. Binford and Robert Wells

Evan J. Smith
Marc L. Ackerman
Brodsky & Smith, LLC
20 Brace Road, Suite 112
Cherry Hill, NJ 08034

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

William Johns, Angeline McAfee and Robert McDermott; Caroline Hamilton and James Jacobs; B.E. Binford, Jackie Binford and Henry Wydel; Norman Beugli, Gorman L. Dull, Anna Dull and Paul Mecker

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

Avo Hogan and Julian W. Meadows

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
Miller Faucher and Cafferty LLP
30 North LaSalle Street, Suite 3200
Chicago, IL 60602

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney
Hank Bates
Cauley Bowman Carney & Williams, LLP
11311 Arcade Dr
Suite 200
Little Rock, Arkansas 72212

Attorneys for Plaintiffs:

James Jacobs; Robert McDermott and George McWilliams; James T. Griffin; Gorman L. Dull, Anna Dull and Julian W. Meadows

Office of the General Counsel
Bank of America, Inc.
100 Tryon Street. 33rd Floor
Charlotte, NC 28255

Office of the General Counsel
Banc of America Capital Management, LLC
40 West 57th Street
New York, NY 10019

Office of the General Counsel
Marsico Capital Management, LLC
1200 17th Street, Suite 1300
Denver, CO 80202

Office of the General Counsel
Nations Funds
c/o Bank of America
100 Tryon Street
Charlotte, NC 28255

Office of the General Counsel
Goldman, Sachs & Company
85 Broad Street
New York, NY 10004

Office of the General Counsel
Oppenheimer Funds, Inc.
225 Liberty Street, 11th Floor
2 World Financial Center
New York, NY 10281

Dwight B. Crane
Harvard Business School
Morgan Hall, #375
Boston, MA 02163

Jerome H. Miller
c/o R. Jay Gerken
399 Park Avenue, 4th Floor
New York, NY 100022

R. Jay Gerken, CFA
CAM
399 Park Avenue, 4th Floor
New York, NY 10022

Burt N. Dorsett
201 E. 62nd Street
New York, NY 10021

Stephen E. Kaufman
277 Park Avenue, 47th Floor
New York, NY 10172

Cornelius C. Rose, Jr.
P.O. Box 5388
West Lebanon, NH 03784

Office of the General Counsel
Citigroup Global Markets Holdings Inc.
f/k/a Salomon Smith Barney Holdings, Inc.
388 Greenwich Street
New York, NY 10013

Office of the General Counsel
Salomon Smith Barney, Inc.
n/k/a Citigroup Global Markets, Inc.
and d/b/a Smith Barney Asset Management
399 Park Avenue
New York, NY 10022

Office of the General Counsel
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Office of the General Counsel
Goldman, Sachs Asset Management, L.P.
85 Broad Street
New York, NY 10004

Office of the General Counsel
Oppenheimer & Co. Inc.
125 Broad Street
New York, NY 10004

Paul R. Ades, PLLC
181 W. Main Street, Suite C
Babylon, NY 11702

Frank G. Hubbard
Avatar International, Inc.
87 Whittredge Road
Summit, NJ 07901

Ken Miller
Young Stuff Apparel Group, Inc.
930 Fifth Avenue, Suite 610
New York, NY 10021

Herbert Barg
1460 Drayton Lane
Wynnewood, PA 19096

Elliot S. Jaffe
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, NY 10901

Joseph J. McCann
200 Oak Park Place
Suite One
Pittsburgh, PA 15243

Office of the General Counsel
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Walter E. Auch
6001 N. 62nd Place
Paradise, Valley, AZ 85253

Edward M. Roob
841 Woodbine Lane
Northbrook, IL 60002

J. Mikesell Thomas
c/o UBS Global Asset Management
One N. Wacker Drive
Chicago, IL 60606

Office of the General Counsel
UBS Financial Services, Inc.
1285 Avenue of the Americas
New York, NY 10019

Office of the General Counsel
UBS Global Asset Management (New York), Inc.
51 W. 52nd Street, 23rd Floor
New York, NY 10019-6076

Office of the General Counsel
Marsico Capital Management, LLC
1200 17th Street, #1300
Denver, CO 80202

Office of the General Counsel
Westwood Management Corporation
300 Crescent Ct., #1300
Dallas, TX 75201

Office of the General Counsel
ICM Asset Management, Inc.
601 W. Main Avenue, #600
Spokane, WA 99201

Office of the General Counsel
J. & W. Seligman & Co., Inc.
100 Park Avenue, 7th Floor
New York, NY 10017

Norman S. Edelcup
244 Atlantic Isles
Sunny Isles Beach, FL 33160

Harold W. Milner
2293 Morningstar Drive
Park City, UT 84060

Office of the General Counsel
Citigroup Asset Management
399 Park Avenue, 7th Floor
New York, NY 10043

Office of the General Counsel
Smith Barney Fund Management, LLC
399 Park Avenue, 4th Floor
New York, NY 10022

Frank K. Reilly
Mendoza College of Business
University of Notre Dame
Notre Dame, IN 46556-5649

Adela Cepeda
A.C. Advisory, Inc.
161 N. Clark Street, Suite 4975
Chicago, IL 60601

Margo N. Alexander
c/o UBS Global Asset Management
57 W. 52nd Street
New York, NY 10019

Office of the General Counsel
UBS Global Asset Management Americas, Inc.
One N. Wacker Dr., 37th Floor
UBS Tower
Chicago, IL 60606

Office of the General Counsel
SSGA Funds Management, Inc.
One Lincoln Street, 27th Floor
Boston, MA 02111-2900

Office of the General Counsel
Delaware Investments
2005 Market Street
Philadelphia, PA 19103

Office of the General Counsel
Institutional Capital Corporation
225 W. Wacker Dr., #2400
Chicago, IL 60606-6304

Office of the General Counsel
Ariel Capital Management, LLC
200 E. Randolph Dr., 29th Floor
Chicago, IL 60601

Office of the General Counsel
Seligman, Inc.
100 Park Avenue, 7th Floor
New York, NY 10017

David A. Silverman, M.D.
146 Central Park West
New York, NY 10024

Office of the General Counsel
BAMCO, Inc.
767 5th Avenue, 49th Floor
New York, NY 10053

Robert Matza
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Jeffrey S. Maurer
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Peter E. Sundman
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
Neuberger Berman Management, Inc.
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Gabelli Asset Management Company
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Gabelli Advisors, Inc.
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Nuveen Institutional Advisory Corporation
333 W. Wacker Drive, 33rd Floor
Chicago, IL 60606

Office of the General Counsel
NWQ Investment Management Company, LLC
2049 Century Park E., 4th Floor
Los Angeles, CA 90067

Charles N. Mathewson
9295 Prototype Road
Reno, NV 89521

Raymond Noveck
31 Karen Road
Waban, MA 02168

Office of the General Counsel
Baron Capital Group, Inc.
767 5th Avenue, 49th Floor
New York, NY 10053

Jeffrey B. Lane
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Kevin Handwerker
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Jack Rivkin
Neuberger Berman
Boston Service Center
P.O. Box 84093
Boston, MA 02266

Office of the General Counsel
Neuberger Berman, Inc.
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Neuberger Berman, LLC
605 Third Avenue
New York, NY 10158

Office of the General Counsel
Gabelli Asset Management, Inc.
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Gabelli Funds, LLC
One Corporate Center
Rye, NY 10580

Office of the General Counsel
Columbia Management Group, Inc.
100 Federal Street
Boston, MA 02110

Office of the General Counsel
Putnam Investment Management, Inc.
One Post Office Square
Boston, MA 02109

Office of the General Counsel
Columbia Wanger Asset Management, LP
227 West Monroe Street
Suite 3000
Chicago, IL 60606

Office of the General Counsel
SSGA Funds Management, Inc.
One Lincoln Street, 27th Floor
Boston, MA 02111-3000

Office of the General Counsel
Eaton Vance Corp.
255 State Street
Boston, MA 02109

Office of the General Counsel
Atlanta Capital Management Co., LLC
Two Midtown Plaza #1600
1349 W. Peachtree Street
Atlanta, GA 30309

Office of the General Counsel
John Hancock Advisers, LLC
101 Huntington Avenue
Boston, MA 02199-7603

Office of the General Counsel
Nicholas-Applegate Capital Management
600 West Broadway
San Diego, CA 92101

Office of the General Counsel
Shay Assets Management, Inc.
230 West Monroe Street
Chicago, IL 60606

Office of the General Counsel
Fund Asset Management, LP
P.O. Box 9011
Princeton, NJ 08543-9011

Office of the General Counsel
Nuveen Investments, Inc.
333 W. Wacker Drive, 33rd Floor
Chicago, IL 60606

Office of the General Counsel
Institutional Capital Corporation
225 W. Wacker Drive, #2400
Chicago, IL 60606

Office of the General Counsel
Rittenhouse Asset Management, Inc.
Five Radner Corp. Ctr., #300
Radnor, PA 19087

Office of the General Counsel
Putnam Investments, LLC
One Post Office Square
Boston, MA 02109

Office of the General Counsel
Columbia Management Advisors, Inc.
One East Avenue
Rochester, NY 14604

Office of the General Counsel
State Street Corporation
225 Franklin Street
Boston, MA 02110

Office of the General Counsel
State Street Research & Management Company
One Financial Center, 31st Floor
Boston, MA 02111-2690

Office of the General Counsel
Boston Management and Research
255 State Street
Boston, MA 02109

Office of the General Counsel
John Hancock Financial Services, Inc.
200 Clarendon Street
Boston, MA 02117

Office of the General Counsel
Independence Investment, LLC
101 Huntington Avenue
Boston, MA 02199-7603

Office of the General Counsel
Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

Office of the General Counsel
MFS Investment Management, Inc.
500 Boylston Street
Boston, MA 02116

Office of the General Counsel
Charles Schwab Corporation
120 Keamy Street
San Francisco, CA 94108

Office of the General Counsel
Dodge & Cox Funds
One Sansome Street, 35th Floor
San Francisco, CA 94104

Office of the General Counsel
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Office of the General Counsel
Cooke and Bieler, LP
1700 Market Street
Philadelphia, PA 19103

Office of the General Counsel
Merrill Lynch Investment Management, L.P.
800 Scudders Mill Road
Plainsboro, NJ 08536

Arne H. Carlson
901 S. Marquette Avenue
Minneapolis, MN 55402

Livio D. Desimone
30 Seventh Street East
Suite 3050
St. Paul, MN 55101

Anne P. Jones
901 S. Marquette Avenue
Minneapolis, MN 55402

Office of the General Counsel
Pzena Investment Management, LLC
120 West 45th Street
New York, NY 10036

Office of the General Counsel
Sustainable Growth Advisers, LP
Three Stamford Plaza
301 Tresser Boulevard, Suite 1310
Stamford, CT 06901

Office of the General Counsel
American Fund Advisors, Inc.
1415 Kellum Pl, #205
Garden City, NY 11530

Office of the General Counsel
Charles Schwab Investment Management, Inc.
120 Keamy Street
San Francisco, CA 94108

Office of the General Counsel
Dodge & Cox Funds Investment Advisers
One Sansome Street, 35th Floor
San Francisco, CA 94104

Office of the General Counsel
Wells Fargo Fund Management, LLC
525 Market Street
San Francisco, CA 94163

Office of the General Counsel
Wells Capital Management, Inc.
525 Market Street
San Francisco, CA 94163

Office of the General Counsel
Merrill Lynch & Co., Inc.
Four World Financial Center
New York, NY 10080

Office of the General Counsel
Merrill Lynch, Pierce, Fenner & Smith Inc.
800 Scudders Mill Road
Plainsboro, NJ 08536

Philip J. Carroll, Jr.
901 S. Marquette Avenue
Minneapolis, MN 55402

Alan G. Quasha
901 S. Marquette Avenue
Minneapolis, MN 55402

Alison Taunton-Rigby
901 S. Marquette Avenue
Minneapolis, MN 55402

Stephen W. Roszell
50238 AXP Financial Center
Minneapolis, MN 55474

Office of the General Counsel
American Express Company
American Express Tower
World Financial Center
New York, NY 10285

Office of the General Counsel
American Century Investment Management, Inc.
4500 Main Street
Kansas City, MO 64111

Office of the General Counsel
Lord Abbett and Co. LLC
90 Hudson Street, 11th Floor
Jersey City, NJ 07302

Office of the General Counsel
Calamos Asset Management, Inc.
1111 E. Warrenville Road
Naperville, IL 60563

Office of the General Counsel
The Oakmark Family of Funds Trust
Two N. LaSalle Street, Suite 500
Chicago, IL 60602

Office of the General Counsel
Van Kampen Funds, Inc.
One Parkview Plaza
Villa Park, IL 60181

Office of the General Counsel
Federated Investment Management Corp.
1001 Liberty Avenue
Pittsburgh, PA 15222

Heinz F. Hutter
901 S. Marquette Avenue
Minneapolis, MN 55402

Stephen R. Lewis, Jr.
901 S. Marquette Avenue
Minneapolis, MN 55402

Alan K. Simpson
1201 Sunshine Avenue
Cody, WY 82414

Barbara H. Fraser
1546 AXP Financial Center
Minneapolis, MN 55474

William F. Truscott
53600 AXP Financial Center
Minneapolis, MN 55474

Office of the General Counsel
American Express Financial Corp
200 AXP Financial Center
Minneapolis, MN 55474

Office of the General Counsel
Wellington Management Company LLP
75 State Street, 19th Floor
Boston, MA 02109-1809

Office of the General Counsel
Calamos Holdings, LLC
1111 E. Warrenville Road
Naperville, IL 60563

Office of the General Counsel
Harris Associates, L.P.
Two N. LaSalle Street, Suite 500
Chicago, IL 60602

Office of the General Counsel
Van Kampen Asset Management, Inc.
1221 Avenue of the Americas
New York, NY 10020

Office of the General Counsel
AIM Investments, Ltd
11 Greenway Plaza, Suite 100
Houston, TX 77046

Office of the General Counsel
AIM Capital Management, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

Office of the General Counsel
Gartmore Mutual Funds Inc.
River Park 2
1200 River Road
Conshohocken, PA 19428

Office of the General Counsel
Northpointe Capital LLC
101 W. Big Beaver Road #745
Troy, MI 48084

Office of the General Counsel
Gartmore Separate Accounts LLC
94 North Broadway
Irvington, NY 10533

Office of the General Counsel
The Vanguard Corporation
1601 N. Front Street
Harrisburg, PA 17102

Office of the General Counsel
Mellon Capital Management Corp.
595 Market Street, Suite 3000
San Francisco, CA 94105

Office of the General Counsel
Wellington Management Co., LLP
75 State Street
Boston, MA 02110

Office of the General Counsel
Franklin Portfolio Associates, LLC
Two International Place
Boston, MA 02110

Office of the General Counsel
Turner Investment Partners, Inc.
1205 Westlakes Drive, Suite 100
Berwyn, PA 19312

Office of the General Counsel
Federated Investors, Inc.
1001 Liberty Avenue
Pittsburgh, PA 15222

Office of the General Counsel
Federated Equity Management Company of PA
1001 Liberty Avenue
Pittsburgh, PA 15222

Office of the General Counsel
AIM Advisors, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

Office of the General Counsel
INVESCO Institutional (N.A.), Inc.
One Midtown Plaza
1360 Peachtree Street, N.E.
#100
Atlanta, GA 30309

Office of the General Counsel
Gartmore Mutual Fund Capital Trust
1200 River Road
Conshohocken, PA 19428

Office of the General Counsel
Fund Asset Management, LP
PO Box 9011
Princeton, NJ 08543-9011

Office of the General Counsel
Gartmore Global Partners
1200 River Road
Conshohocken, PA 19428

Office of the General Counsel
Vanguard Advisers, Inc.
100 Vanguard Boulevard
Malvern, PA 19355

Office of the General Counsel
Primecap Management Co.
225 South Lake Avenue
Pasadena, CA 91101

Office of the General Counsel
John A. Levin & Co
One Rockefeller Plaza, 19th Flr
New York, NY 10020

Office of the General Counsel
Chartwell Investment Partners
1235 Westlakes Drive
Suite 400
Berwyn, PA 19312

Office of the General Counsel
Grantham Mayo Van Otterloo & Co., LLC
40 Rowes Wharf
Boston, MA 02110

Office of the General Counsel
Equinox Capital Management, LLC
590 Madison Avenue, 41st Flr
New York, NY 10022

Office of the General Counsel
Tukman Capital Management, Inc.
60 East Sir Francis Drake Blvd
Larkspur, CA 94939

Office of the General Counsel
Hotchkis & Wiley Capital Mgmt, LLC
725 South Figueroa Street
39th Floor
Los Angeles, CA 90017

Office of the General Counsel
Provident Investment Council, Inc.
300 North Lake Avenue
Pasadena, CA 91101

Office of the General Counsel
Granahan Investment Management, Inc.
275 Wyman Street
Waltham, MA 02451

Office of the General Counsel
Barrow, Hanley, Mewhinney & Strauss Inc.
One McKinney Plaza
3232 McKinney Avenue, 15th Flr
Dallas, TX 75204

Office of the General Counsel
Bernstein Investment Research and Mgmt
767 5th Avenue
New York, NY 10153

SCHEDULE B

Office of the Clerk
U.S.D.C. District of Massachusetts
1 Courthouse Way
Boston, Massachusetts 02210

Office of the Clerk
U.S.D.C. Northern District of Illinois
Eastern Division
Everett McKinley Dirksen Building
219 South Dearborn Street
Chicago, Illinois 60604

Office of the Clerk
U.S.D.C. Southern District of New York
Daniel Patrick Moynihan United States Courthouse
500 Pearl Street
New York, NY 10007-1312

Office of the Clerk
U.S.D.C. District of New Jersey
Martin Luther King Building & U.S. Courthouse
50 Walnut Street, Room 4015
Newark, NJ 07101

Office of the Clerk
U.S.D.C. Eastern District of Pennsylvania
U.S. Courthouse
601 Market Street, Room 2609
Philadelphia, PA 19106-1797

Office of the Clerk
U.S.D.C. Southern District of New York
United States Courthouse
40 Centre Street
New York, NY 10007-1581

Office of the Clerk
U.S.D.C. Northern District of Texas
1100 Commerce, Room 1452
Dallas, TX 75242

Office of the Clerk
U.S.D.C. Northern District of California
San Francisco Division
450 Golden Gate Ave., 16th Floor
San Francisco, CA 94102

Office of the Clerk
U.S.D.C. District of Colorado
Alfred A. Arraj United States Courthouse
Room A105
901 19th Street
Denver, CO 80294

Office of the Clerk
U.S.D.C. Central District of California
Southern Division
411 West Fourth Street, Room 1053
Santa Ana, CA 92701

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	)	MDL DOCKET NO.: ________ DECLARATION OF KENT W. EASTER IN SUPPORT OF MOTION OF FRANKLIN ADVISERS, INC., FOR TRANSFER AND CONSOLIDATION PURSUANT TO 28 U.S.C. § 1407

I, Kent W. Easter, am an attorney duly licensed to practice law in the State of California, and I am an associate with the law firm of Wilson Sonsini Goodrich & Rosati ("WSGR"), counsel for Franklin Advisers, Inc. ("Franklin"). I have personal knowledge of the following facts and, if called and sworn as a witness, I would and could testify competently thereto.

1. Attached hereto as Exhibit 1 is a true and correct copy of the complaint in *Binford v. Abbott*, Case No. 05CV00155, filed January 10, 2005, in the United States District Court for the Northern District of California, San Francisco Division.

2. Attached hereto as Exhibit 2 is a true and correct copy of the complaint in *Barnes v. Lepore*, Case No. 05CV00152, filed January 10, 2005, in the United States District Court for the Northern District of California, San Francisco Division.

3. Attached hereto as Exhibit 3 is a true and correct copy of the complaint in *Brignac v. Hagey*, Case No. 05CV00153, filed January 10, 2005, in the United States District Court for the Northern District of California, San Francisco Division.

4. Attached hereto as Exhibit 4 is a true and correct copy of the complaint in *James v. Brown*, Case No. 05CV00154, filed January 10, 2005, in the United States District Court for the Northern District of California, San Francisco Division.

5. Attached hereto as Exhibit 5 is a true and correct copy of the complaint in *Dull v. Arch*, Case No. 05CV0140, filed January 10, 2005, in the United States District Court for the Northern District of Illinois, Eastern Division.

6. Attached hereto as Exhibit 6 is a true and correct copy of the complaint in *McDermott v. Calamos*, Case No. 05CV0141, filed January 10, 2005, in the United States District Court for the Northern District of Illinois, Eastern Division.

7. Attached hereto as Exhibit 7 is a true and correct copy of the complaint in *Griffin v. Voss*, Case No. 05CV0142, filed January 10, 2005, in the United States District Court for the Northern District of Illinois, Eastern Division.

8. Attached hereto as Exhibit 8 is a true and correct copy of the complaint in *Jacobs v. Bremner*, Case No. 05CV0143, filed January 10, 2005, in the United States District Court for the Northern District of Illinois, Eastern Division.

9. Attached hereto as Exhibit 9 is a true and correct copy of the complaint in *Stoker v. Hawkes*, Case No. 05CV10034, filed January 11, 2005, in the United States District Court for the District of Massachusetts.

10. Attached hereto as Exhibit 10 is a true and correct copy of the complaint in *Collins v. Manning*, Case No. 05CV10059, filed January 11, 2005, in the United States District Court for the District of Massachusetts.

11. Attached hereto as Exhibit 11 is a true and correct copy of the complaint in *Chambers v. Hill*, Case No. 05CV10061, filed January 11, 2005, in the United States District Court for the District of Massachusetts.

12. Attached hereto as Exhibit 12 is a true and correct copy of the complaint in *Siegall v. Ladner*, Case No. 05CV10062, filed January 11, 2005, in the United States District Court for the District of Massachusetts.

13. Attached hereto as Exhibit 13 is a true and correct copy of the complaint in *Emblad v. Logue*, Case No. 05CV10063, filed January 11, 2005, in the United States District Court for the District of Massachusetts.

14. Attached hereto as Exhibit 14 is a true and correct copy of the complaint in *Lefler v. Hacker*, Case No. 05CV10065, filed January 11, 2005, in the United States District Court for the District of Massachusetts.

15. Attached hereto as Exhibit 15 is a true and correct copy of the complaint in *Rivera v. Carmichael*, Case No. 05CV0290, filed January 12, 2005, in the United States District Court for the Southern District of New York.

16. Attached hereto as Exhibit 16 is a true and correct copy of the complaint in *Masden v. Paulson*, Case No. 05CV0291, filed January 12, 2005, in the United States District Court for the Southern District of New York.

17. Attached hereto as Exhibit 17 is a true and correct copy of the complaint in *Prichard v. Armstrong*, Case No. 05CV0293, filed January 12, 2005, in the United States District Court for the Southern District of New York.

18. Attached hereto as Exhibit 18 is a true and correct copy of the complaint in *Fort v. Ades*, Case No. 05CV0294, filed January 12, 2005, in the United States District Court for the Southern District of New York.

19. Attached hereto as Exhibit 19 is a true and correct copy of the complaint in *Polivka v. Auch*, Case No. 05CV0297, filed January 12, 2005, in the United States District Court for the Southern District of New York.

20. Attached hereto as Exhibit 20 is a true and correct copy of the complaint in *Polivka v. Catell*, Case No. 05CV0298, filed January 12, 2005, in the United States District Court for the Southern District of New York.

21. Attached hereto as Exhibit 21 is a true and correct copy of the complaint in *Montgomery v. Baron*, Case No. 05CV0299, filed January 12, 2005, in the United States District Court for the Southern District of New York.

22. Attached hereto as Exhibit 22 is a true and correct copy of the complaint in *McWilliams v. Gabelli*, Case No. 05CV0300, filed January 12, 2005, in the United States District Court for the Southern District of New York.

23. Attached hereto as Exhibit 23 is a true and correct copy of the complaint in *Hudson v. Carlson*, Case No. 05CV0301, filed January 12, 2005, in the United States District Court for the Southern District of New York.

24. Attached hereto as Exhibit 24 is a true and correct copy of the complaint in *Hoppe v. Lane*, Case No. 05CV0302, filed January 12, 2005, in the United States District Court for the Southern District of New York.

25. Attached hereto as Exhibit 25 is a true and correct copy of the complaint in *Hamilton v. Allen*, Case No. 05CV00110, filed January 10, 2005, in the United States District Court for the Eastern District of Pennsylvania.

26. Attached hereto as Exhibit 26 is a true and correct copy of the complaint in *Binford v. Brennan*, Case No. 05CV00112, filed January 10, 2005, in the United States District Court for the Eastern District of Pennsylvania.

27. Attached hereto as Exhibit 27 is a true and correct copy of the complaint in *Beugli v. Donahue*, Case No. 05CV00114, filed January 10, 2005, in the United States District Court for the Eastern District of Pennsylvania.

28. Attached hereto as Exhibit 28 is a true and correct copy of the complaint in *Hogan v. Baker*, Case No. 05CV00073, filed January 11, 2005, in the United States District Court for the Northern District of Texas.

29. Attached hereto as Exhibit 29 is a true and correct copy of the complaint in *Johns v. Zeikel*, Case No. 05CV00206, filed January 10, 2005, in the United States District Court for the District of New Jersey.

30. We have not yet been able to obtain copies of the complaints and docket sheets in *Mutchka v. Harris*, Case No. 05CV00034, filed January 10, 2005, in the United States District Court for the Central District of California, and *Davis v. Bailey*, Case No. 05CV00042, filed January 10, 2005, in the United States District Court for the District of Colorado, as these complaints are not electronically accessible as of the date of this filing. We will provide copies of these complaints as soon as we are able to obtain them directly from the courts.

31. Attached hereto as Exhibit 30 is a true and correct copy of an excerpt from Wyndham International, Inc.'s quarterly report filed with the U.S. Securities and Exchange Commission on Form 10-Q for the quarterly period ended September 30, 2004.

32. I have personally reviewed numerous Internet databases collecting case information and settlement status for securities class actions. Through this review, I have determined that of the 136 underlying securities class actions alleged in the complaints against Franklin and others, 37 were pending in California and, of those, 20 were pending in the Northern District. This is more than any other single district court.

33. According to the website www.gilardi.com maintained by Gilardi & Co., LLC ("Gilardi"), a claims administration firm for securities class action settlements, Gilardi administered claims in 51 of the 136 securities class action settlements mentioned above (including those outside California). According to Gilardi's website, its office is located in Larkspur, California, which is located in the Northern District.

I declare under penalty of perjury that the foregoing is true and correct. Executed January 17, 2005, at Palo Alto, California.



Kent W. Easter

ADRMOP, E-Filing

U.S. District Court
California Northern District (San Francisco)
CIVIL DOCKET FOR CASE #: 3:05-cv-00155-VRW

Binford et al v. Abbott et al
Assigned to: Hon. Vaughn R. Walker
Cause: 28:1331 Fed. Question

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

B. E. Binford
on Behalf of Himself and all Others Similarly Situated

represented by **Patrick DeBlase**
Kiesel,Boucher & Larson LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211
310-854-4444
Fax: 310-854-0812
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul R. Kiesel
Kiesel, Boucher & Larson
8648 Wilshire Boulevard
Beverly Hils, CA 90211
310-854-4444
Fax: 310-854-0812
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

William L. Larson
Kiesel Boucher & Larson LLP
8648 Wilshire Blvd.
Beverly Hills, CA 90211
310-854-4444
Fax: 310-547-0812
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Robert Wells
on Behalf of Himself and all Others Similarly Situated

represented by **Patrick DeBlase**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul R. Kiesel
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

William L. Larson
(See above for address)

LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Frank H. Abbott

Defendant

Harris J. Ashton

Defendant

S. Joseph Fortunato

Defendant

Edith E. Holiday

Defendant

Frank W.T. Lahaye

Defendant

Gordon S. Macklin

Defendant

Harmon E. Burns

Defendant

Charles B. Johnson

Defendant

Rupert L. Johnson, Jr.

Defendant

Franklin Resources, Inc.

Defendant

Franklin Advisors, Inc.

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against Frank H. Abbott, Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. Lahaye, Gordon S. Macklin, Harmon E. Burns, Charles B. Johnson, Rupert L. Johnson, Jr, Franklin Resources, Inc., Franklin Advisors, Inc. (Filing fee $ 150, receipt number 3367987.). Filed byB. E. Binford, Robert Wells. (gsa, COURT STAFF) (Filed on 1/10/2005) (Entered: 01/12/2005)
01/10/2005	2	ADR SCHEDULING ORDER: Case Management Statement due by 5/3/2005. Case Management Conference set for 5/10/2005 09:00 AM. (Attachments: # 1 CMC Supplemental Order)(gsa, COURT STAFF) (Filed on 1/10/2005) (Entered: 01/12/2005)
01/10/2005		Summons Issued as to Frank H. Abbott, Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. Lahaye, Gordon S. Macklin, Harmon E. Burns, Charles B.

		Johnson, Rupert L. Johnson, Jr, Franklin Resources, Inc., Franklin Advisors, Inc.. (gsa, COURT STAFF) (Filed on 1/10/2005) (Entered: 01/12/2005)
01/10/2005		CASE DESIGNATED for Electronic Filing. (gsa, COURT STAFF) (Filed on 1/10/2005) (Entered: 01/12/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 12:58:00			
PACER Login:	ws0385	**Client Code:**	30932.500
Description:	Docket Report	**Search Criteria:**	3:05-cv-00155-VRW
Billable Pages:	2	**Cost:**	0.16

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Attorneys for Plaintiffs,
B.E. BINFORD AND ROBERT WELLS,
on Behalf of Themselves and All Others
Similarly Situated

VRW

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

B.E. BINFORD AND ROBERT WELLS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. FRANK H. ABBOTT, III, HARRIS J. ASHTON, S. JOSEPH FORTUNATO, EDITH E. HOLIDAY, FRANK W.T. LAHAYE, GORDON S. MACKLIN, HARMON E. BURNS, CHARLES B. JOHNSON, RUPERT H. JOHNSON, JR., FRANKLIN RESOURCES, INC., FRANKLIN ADVISORS, INC., and JOHN DOES NO. 1 through 100, Defendants.	CASE NUMBER: C 05-00155 **CLASS ACTION COMPLAINT FOR DAMAGES:** **1. Breach of Fiduciary Duty;** **2. Negligence Against All Defendants;** **3. Violation of Section 36(a) of the Investment Company Act;** **4. Violation of Section 36(b) of the Investment Company Act; and,** **5. Violation of Section 47(b) of the Investment Company Act.** **DEMAND FOR JURY TRIAL**

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Franklin Templeton Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the

Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. B.E. Binford and Robert Wells file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2001 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v.*

Cartwright, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

1 which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2001. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2001 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in San Mateo, California.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff B. E. Binford resides in Harris County, Texas at all relevant times owned one of the Funds.

B. Plaintiff Robert Wells resides in St. Lawrence County, New York at all relevant times owned one of the Funds.

Defendants.

11. Defendant Franklin Resources, Inc. is the ultimate parent of Franklin Advisors, Inc. Through its subsidiaries and divisions, Franklin Resources, Inc. markets, sponsors, and provides investments advisory, distribution and administrative services to the Franklin Templeton Family of Funds, which consists of approximately 102 funds. Franklin Resources, Inc. shall be referred to herein as the "Parent Company Defendant." Franklin Resources, Inc. maintains its principal executive offices at One Franklin Parkway, San Mateo, California, 94403.

12. Frank H. Abbott, III, Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. LaHaye, Gordon S. Macklin, Harmon E. Burns, Charles B. Johnson, and Rupert

1 H. Johnson, Jr. are each members of the Board of Directors for the Funds. The Funds' Board
2 of Directors oversee the management of the Funds. Collectively, these defendants shall be
3 referred to as the "Director Defendants."
4
5 13. Defendant Franklin Advisors, Inc. is a registered investment advisor and has the
6 responsibility for the day-to-day management of the Franklin Templeton Family of Funds.
7 Franklin Advisors, Inc. has approximately $210 billion in assets under management in total.
8 Franklin Advisors, Inc. is located at One Franklin Parkway, San Mateo, California, 94403.
9 Franklin Advisors, Inc. shall be referred to as the "Advisor Defendant."
10
11 14. The true names and capacities of Defendants sued herein as John Does 1
12 through 100 are often active participants with the above-named Defendants in the widespread
13 unlawful conduct alleged herein whose identities have yet to be ascertained. Such
14 Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this
15 complaint to state the true names and capacities of said Defendants when they have been
16 ascertained.
17
18 15. Collectively, all Defendants named above shall be referred to herein as
19 "Defendants."
20

CLASS ACTION ALLEGATIONS

21 16. This action is brought by Plaintiffs as a class action, on their own behalf and on
22 behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of
23 Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and
24 fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as
25 a class action on behalf of all persons owning one of the Funds at any time between January
26 10, 2001 through January 10, 2005, and who were damaged by the conduct alleged herein.
27
28

This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

1) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;
2) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;
3) In which securities class action settlements the Funds were eligible to participate;

4) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

5) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

/////

/////

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Franklin Templeton Family of Funds held assets of approximately $210 billion. Approximately 55 of the 102 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Franklin Templeton Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003

Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004

Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003

In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003

1	In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
2	Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
3	In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
4	In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
5	Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
6	Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
7	In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
8	In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
9	In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
10	In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
11	In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
12	In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
13	In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
14	In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
15	Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
16	In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
17	In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
18	In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
19	In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
20	In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
21	In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
22	O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
23	Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
24	Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
25	In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
26	In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
27	In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
28	In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
	In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
	In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
	In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
	In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See McLachlan v. Simon*, 31 F.Supp.2d 731, 737 (N.D. Cal. 1998). Likewise, Directors of mutual funds owe a fiduciary duty directly to the person who invests in the Funds. *See id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached

1 the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the
2 Class.
3
Standing.
4
5 29. The Funds were all created and sponsored by the Parent Company Defendant.
6 The day-to-day operations of the Funds are managed by the same Investment Advisor or a
7 sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all
8 the funds at once. All of the contracts for all of the Funds are identical for the purposes of this
9 action. The Funds share many expenses between and among one another. The same policy
10 or custom related to participation in securities class action settlements applies to all the Funds.
11 Plaintiffs therefore bring this action on behalf of all the Funds.
12
13
COUNT I
BREACH OF FIDUCIARY DUTY
14
15 30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
16 set forth herein.
17 31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of
18 the Class and were required to act with the highest obligations of good faith, loyalty, fair
19 dealing, due care, and candor.
20
21 32. As set forth above, on information and belief, the Defendants breached the
22 fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit
23 Proof of Claim forms or to otherwise participate in settled securities class actions and thereby
24 recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class
25 have been injured as a direct, proximate, and foreseeable result of such breach on the part
26 of the Defendants and have suffered substantial damages.
27
28

1 33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs
2 and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants
3 must forfeit all fees and commission they received from Plaintiffs and members of the Class.
4 *See J.C. Peacock, Inc. v. Hasko*, 196 Cal.App.2d 353, 358 (1961) (*quoting* the RESTATEMENT
5 (SECOND) AGENCY § 469 (1958) ("An agent is entitled to no compensation for conduct which
6 is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful
7 and deliberate breach of his contract of services, he is not entitled to compensation even for
8 properly performed services for which no compensation is apportioned").
9
10 34. Because the Defendants acted with reckless and willful disregard for the rights
11 of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an
12 amount to be determined by the jury.
13
14 **COUNT II**
15 **NEGLIGENCE AGAINST ALL DEFENDANTS**
16 35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
17 set forth herein.
18 36. Defendants owed a duty of care directly to Plaintiffs and members of the Class
19 to act in a reasonable manner and to protect and maximize each individual's investments in
20 the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled
21 securities class actions, on information and belief, Defendants did not conform to the duty they
22 owed. As a direct and proximate result, Plaintiffs and members of the Class have been
23 damaged by millions of dollars.
24
25 **COUNT III**
26 **VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT**
27 37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
28 set forth herein.

1 38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a
2 fiduciary duty to the Plaintiffs and all members of the Class.
3
4 39. On information and belief, all Defendants breached their fiduciary duty arising
5 under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise
6 participate in settled securities class actions and thereby recover money rightfully belonging
7 to the Fund investors and which would have been immediately allocated to investors through
8 the recalculation of the Net Asset Value.
9
10 40. Plaintiffs and members of the Class have been injured as a direct, proximate,
11 and foreseeable result of such breach on the part of the Defendants and have suffered
12 substantial damages.
13

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

14
15
16 41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
17 set forth herein.
18 42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company
19 Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty
20 with respect to the receipt of compensation for services, or of payments of a material nature,
21 paid by the Fund and Fund investors.
22
23 43. The Advisor Defendants, the Parent Company, and other affiliates, upon
24 information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by
25 failing to submit Proof of Claim forms or to otherwise participate in settled securities class
26 actions and thereby recover money rightfully belonging to the Fund investors and which would
27 have been immediately allocated to the individual investors through the recalculation of the
28 NAV.

1 44. Plaintiffs and members of the Class have been injured as a direct, proximate,
2 and foreseeable result of such breach on the part of the Defendants and have suffered
3 substantial damages.
4
5 **COUNT V**
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
6 **(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)**
7 45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
8 set forth herein.
9
10 46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made
11 in violation, or performance of which results in violation, of the ICA is declared unenforceable.
12 47. For reasons alleged herein, the Agreements between the Advisor Defendants
13 (and the Parent Company and other Affiliates) and the Funds were performed, on information
14 and belief, in violation of the Investment Company Act and are therefore unenforceable.
15
16 48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements
17 may be voided, and the Advisor Defendants, the Parent Company Defendant, and other
18 affiliates are liable to return to the Funds and Fund investors all of the fees and consideration
19 of any kind paid to them during the time period that the violations occurred.
20 49. Plaintiffs demand a jury trial.
21 WHEREFORE, Plaintiffs demand judgment against Defendants as follows:
22
23 (a) Recognizing, approving and certifying the Class as specified herein.
24 (b) In favor of the Class for compensatory and punitive damages, forfeiture of all
25 commissions and fees paid by the Class, plus the costs of this action together with
26 reasonable attorneys fees.
27 /////
28

1 (c) For such other and further relief as this Court deems just.

2 Dated: January 10, 2005



Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

FILED

JAN 1 0 2005

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

B.E. BINFORD
Plaintiff(s)

-v-

FRANK H. ABBOTT III
Defendant(s)

C 05-00155 VRW

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Vaughn R. Walker. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California" and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
01/10/2005	Complaint filed	
04/19/2005	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
04/19/2005	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
05/03/2005	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
05/10/2005	Case Management Conference in Courtroom 6, 17th Floor at 9:00 AM	Civil L.R. 16-10

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Attorneys for Plaintiffs,
FRIEDA BARNES and E.P. BRIGNAC,
on Behalf of Themselves and All Others
Similarly Situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

MEJ

C 05 00158 BY FAX

FRIEDA BARNES and E.P. BRIGNAC, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. DAWN G. LEPORE, JEFFREY M. LYONS, CHARLES R. SCHWAB, MARIANN BYERWALTER, DONALD F. DORWARD, WILLIAM A. HASLER, ROBERT G. HOLMES, GERALD B. SMITH; DONALD R. STEPHENS, MICHAEL W. WILSEY, CHARLES SCHWAB CORPORATION, CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., and JOHN DOES NO. 1 through 100, Defendants.	CASE NUMBER: **CLASS ACTION COMPLAINT FOR DAMAGES:** **1. Breach of Fiduciary Duty;** **2. Negligence Against All Defendants;** **3. Violation of Section 36(a) of the Investment Company Act;** **4. Violation of Section 36(b) of the Investment Company Act; and,** **5. Violation of Section 47(b) of the Investment Company Act.** **DEMAND FOR JURY TRIAL** JAN 10 2005

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Schwab Family of Funds (the "Funds")

against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Frieda Barnes and E.P. Brignac file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2001 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of

all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2001. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2001 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in San Francisco, California.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Frieda Barnes resides in Dallas County, Texas and at all relevant times owned one of the Funds.

B. Plaintiff E.P. Brignac resides in Mobile County, Alabama and at all relevant times owned one of the Funds

Defendants.

11. Defendant Charles Schwab Corporation is the ultimate parent of Charles Schwab Investment Management, Inc. Through its subsidiaries and divisions, Charles Schwab Corporation markets, sponsors, and provides investments advisory, distribution and administrative services to the Schwab Family of Funds, which consists of approximately 32 funds. Charles Schwab Corporation shall be referred to herein as the "Parent Company

Defendant." Charles Schwab Corporation maintains its principal executive offices at 120 Kearny Street, San Francisco, California, 94108.

12. Dawn G. Lepore, Jeffrey M. Lyons, Charles R. Schwab, Mariann Byerwalter, Donald F. Dorward, William A. Hasler, Robert G. Holmes, Gerald B. Smith, Donald R. Stephens, and Michael W. Wilsey are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Defendant Charles Schwab Investment Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Schwab Family of Funds. Charles Schwab Investment Management, Inc. has approximately $142 billion in assets under management in total. Charles Schwab Investment Management, Inc. is located at 120 Kearny Street, San Francisco, California, 94108. Charles Schwab Investment Management, Inc. shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

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CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2001 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

1) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

2) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

3) In which securities class action settlements the Funds were eligible to participate;

4) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

5) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore,

1 as the damages suffered by individual Class members may be relatively small, the expense
2 and burden of individual litigation make it virtually impossible for members of the Class to
3 individually redress the wrongs done to them. There will be no difficulty in the management
4 of this action as a class action. A class action will redress the Defendants' wrongful conduct
5 described herein.
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7 **SUBSTANTIVE ALLEGATIONS**

8 23. At all relevant times during the Class Period, the Schwab Family of Funds held
9 assets of approximately $142 billion. Approximately 24 of the 32 Funds have the stated
10 investment objective of owning equity securities, varying among the funds as to the preferred
11 market capitalization and market sector of the companies owned. As such, throughout the
12 Class Period, the Schwab Funds held billions of dollars of investments in equity security traded
13 on the United States' stock exchanges.
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15 24. During the Class Period, hundreds of securities class action cases were settled
16 (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to
17 participate in the recovery in a significant number of the cases by virtue of their ownership of
18 the securities during the requisite time period of each case. While not an exhaustive list, upon
19 information and belief, the Funds owned shares and had valid claims in many, if not all, of the
20 following securities class action cases:
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Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003

24
25
26
27
28

In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avantl Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sharma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003

In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002

In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002

In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation.	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002

In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See McLachlan v. Simon*, 31 F.Supp.2d 731, 737 (N.D. Cal. 1998). Likewise, Directors of mutual funds owe a fiduciary duty directly to the person who invests in the Funds. *See id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund

1 and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the
2 proposed settlements nor did they have the option of submitting a Proof of Claim form in their
3 individual capacities as individual investors. Plaintiffs and member of the Class trusted
4 Defendants to carry out this simple task on their behalf, and, on information and belief,
5 Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached
6 the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the
7 Class.
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9 **Standing.**
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11 29. The Funds were all created and sponsored by the Parent Company Defendant.
12 The day-to-day operations of the Funds are managed by the same Investment Advisor or a
13 sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all
14 the funds at once. All of the contracts for all of the Funds are identical for the purposes of this
15 action. The Funds share many expenses between and among one another. The same policy
16 or custom related to participation in securities class action settlements applies to all the Funds.
17 Plaintiffs therefore bring this action on behalf of all the Funds.
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19 **COUNT I**
20 **BREACH OF FIDUCIARY DUTY**
21 30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
22 set forth herein.
23 31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of
24 the Class and were required to act with the highest obligations of good faith, loyalty, fair
25 dealing, due care, and candor.
26 32. As set forth above, on information and belief, the Defendants breached the
27 fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit
28

Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See J.C. Peacock, Inc. v. Hasko*, 196 Cal.App.2d 353, 358 (1961) (*quoting* the RESTATEMENT (SECOND) AGENCY § 469 (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they

1 owed. As a direct and proximate result, Plaintiffs and members of the Class have been
2 damaged by millions of dollars.
3
4 **COUNT III**
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

5 37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
6 set forth herein.
7
8 38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a
9 fiduciary duty to the Plaintiffs and all members of the Class.
10 39. On information and belief, all Defendants breached their fiduciary duty arising
11 under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise
12 participate in settled securities class actions and thereby recover money rightfully belonging
13 to the Fund investors and which would have been immediately allocated to investors through
14 the recalculation of the Net Asset Value.
15
16 40. Plaintiffs and members of the Class have been injured as a direct, proximate,
17 and foreseeable result of such breach on the part of the Defendants and have suffered
18 substantial damages.
19
20 **COUNT IV**
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
21 **(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)**

22 41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
23 set forth herein.
24 42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company
25 Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty
26 with respect to the receipt of compensation for services, or of payments of a material nature,
27
28 paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005



Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

FILED

JAN 10 2005

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

FRIEDA BARNES
Plaintiff(s)

-v-

DAWN G. LEPORE
Defendant(s)

C 05-00152 MEJ

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Maria-Elena James. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California," the Notice of Assignment to United States Magistrate Judge for Trial, and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
01/10/2005	Complaint filed	
04/21/2005	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
04/21/2005	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
05/05/2005	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
05/12/2005	Case Management Conference in Ctrm. B, 15th Floor, SF at 10:00 AM	Civil L.R. 16-1(

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

E-filing
FILED
JAN 10 2005
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

Attorneys for Plaintiffs,
E.P. BRIGNAC and ROGER BRUNELLI,
on Behalf of Themselves and All Others
Similarly Situated

JL

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM F. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100, Defendants.	CASE NUMBER: C 05 00153 **CLASS ACTION COMPLAINT FOR DAMAGES:** **1. Breach of Fiduciary Duty;** **2. Negligence Against All Defendants;** **3. Violation of Section 36(a) of the Investment Company Act;** **4. Violation of Section 36(b) of the Investment Company Act; and,** **5. Violation of Section 47(b) of the Investment Company Act.** **DEMAND FOR JURY TRIAL**

BY FAX

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Dodge & Cox Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the

1 Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the
2 Funds participated in securities class action settlements for which the Funds were eligible.
3 E.P. Brignac and Roger Brunelli file on their own behalf, as well as representatives of a Class
4 of all persons who owned Funds at any time during the time period of January 10, 2001 to the
5 present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the
6 investment advisors, and punitive damages.
7
8 2. Over 90 million Americans entrust their savings to the directors and advisors of
9 mutual funds. Mutual funds are so attractive and popular because they purport to provide
10 professional money management services to investors who otherwise would not be able to
11 afford such services. Rather than select and monitor the securities that make up her portfolio,
12 an investor pools her money with other investors in a mutual fund and entrusts complete
13 control and dominion over her investments to the directors and advisors of the mutual fund.
14 As a result of this relationship of special trust, directors and advisors of mutual funds owe a
15 fiduciary duty directly to each individual investor in the fund and are required to act with the
16 highest obligations of good faith, loyalty, fair dealing, due care, and candor.
17
18 3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio
19 securities that belong to the individual investors holding shares in the fund." *Tannenbaum v.*
20 *Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in
21 a mutual fund owns a proportionate share of the total assets of the mutual fund. The value
22 of each investor's portion of those pooled assets is determined by taking the market value of
23 all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund
24 liabilities, and dividing the result by the number of shares outstanding. *United States v.*
25 *Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is
26
27
28

computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2001. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2001 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

1 nucleus of operative facts and are part of the same case or controversy as plaintiffs'
2 federal claims.
3 8. Venue is proper in this District because the acts and omissions complained of
4 herein occurred in this District and Parent Company Defendant was, at all relevant times,
5 and still is, headquartered in San Francisco, California.
6
7 9. In connection with the acts and practices alleged herein, Defendants directly
8 or indirectly used the instrumentalities of interstate commerce, including the mail systems,
9 interstate telephone communications, and the facilities and instrumentalities of the national
10 securities markets and national securities exchanges.
11
12 **PARTIES**
13 **Plaintiffs.**
14 10. Plaintiff E. P. Brignac resides in Mobile County, Alabama at all relevant times
15 owned one of the Funds.
16 11. Plaintiff Roger Brunelli resides in Las Animas County, Colorado at all relevant
17 times owned one of the Funds.
18
19 **Defendants.**
20 12. Defendant Dodge & Cox Funds is the ultimate parent of Dodge & Cox Funds
21 Investment Advisers. Through its subsidiaries and divisions, Dodge & Cox Funds markets,
22 sponsors, and provides investments advisory, distribution and administrative services to the
23 Dodge & Cox Family of Funds, which consists of approximately 4 funds. Dodge & Cox Funds
24
25 shall be referred to herein as the "Parent Company Defendant." Dodge & Cox Funds
26 maintains its principal executive offices at One Sansome Street, 35th Floor, San Francisco,
27 California, 94104.
28

13. Harry R. Hagey, John A. Gunn, Dana M. Emery, William F. Ausfahl, L. Dale Crandall, Thomas A. Larsen, and Will C. Wood are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

14. Defendant Dodge & Cox Funds Investment Advisers is a registered investment advisor and has the responsibility for the day-to-day management of the Dodge & Cox Family of Funds. Dodge & Cox Funds Investment Advisers has approximately $65 billion in assets under management in total. Dodge & Cox Funds Investment Advisers is located at One Sansome Street, 35th Floor, San Francisco, California, 94104. Dodge & Cox Funds Investment Advisers shall be referred to as the "Advisor Defendant."

15. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

16. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

17. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as

a class action on behalf of all persons owning one of the Funds at any time between January 10, 2001 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

19. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

1) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

2) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

1 3) In which securities class action settlements the Funds were eligible to
2 participate;
3 4) Whether Defendants submitted Proof of Claim forms (or opted out of the class
4 action and pursued their own remedy) for those securities class action
5 settlements in which Funds were eligible to participate;
6
7 5) To what extent the member of the Class have sustained damages and the
8 proper measure of such damages.
9 21. The claims of the Plaintiffs, who are representatives of the Class herein, are
10
11 typical of the claims of the Class in that the claims of all members of the Class, including the
12 Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the
13 right of the Plaintiffs to the relief sought herein. There is no conflict between any individual
14 named Plaintiff and other members of the Class with respect to this action, or with respect to
15 the claims for relief set forth herein.
16
17 22. The named Plaintiffs are the representatives parties for the Class and are able
18 to and will fairly and adequately protect the interests of the Class. The attorneys for the
19 Plaintiffs are experienced and capable in civil litigation and class actions.
20 23. A class action is superior to all other available methods for the fair and efficient
21 adjudication of this controversy since joinder of all members is impracticable. Furthermore,
22 as the damages suffered by individual Class members may be relatively small, the expense
23 and burden of individual litigation make it virtually impossible for members of the Class to
24 individually redress the wrongs done to them. There will be no difficulty in the management
25 of this action as a class action. A class action will redress the Defendants' wrongful conduct
26
27 described herein.
28

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

SUBSTANTIVE ALLEGATIONS

24. At all relevant times during the Class Period, the Dodge & Cox Family of Funds held assets of approximately $65 billion. Approximately 3 of the 4 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Dodge & Cox Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

25. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003

Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004

Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003

In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003

In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
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In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

1 26. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in
2 these cases and all others to which the Funds had valid claims, the settlement funds would
3 have increased the total assets held by the Funds, and such increase would have been
4 allocated immediately to the then-current investors upon the recalculation of the Net Asset
5 Value (NAV).
6
7 27) However, upon information and belief, the Defendants failed to submit Proof of
8 Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover
9 obtained in the securities class actions.
10
11 28. By virtue of their position as investment advisors to the Funds with complete
12 control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors
13 and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their
14 best interests. *See McLachlan v. Simon*, 31 F.Supp.2d 731, 737 (N.D. Cal. 1998). Likewise,
15 Directors of mutual funds owe a fiduciary duty directly to the person who invests in the Funds.
16 *See id.*
17
18 29. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly
19 to refuse to recover money rightfully belonging to the Fund investors at the time of settlement
20 disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the
21 necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund
22 and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the
23 proposed settlements nor did they have the option of submitting a Proof of Claim form in their
24 individual capacities as individual investors. Plaintiffs and member of the Class trusted
25 Defendants to carry out this simple task on their behalf, and, on information and belief,
26 Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached
27
28

1 the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the
2 Class.
3 **Standing.**
4
5 30. The Funds were all created and sponsored by the Parent Company Defendant.
6 The day-to-day operations of the Funds are managed by the same Investment Advisor or a
7 sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all
8 the funds at once. All of the contracts for all of the Funds are identical for the purposes of this
9 action. The Funds share many expenses between and among one another. The same policy
10 or custom related to participation in securities class action settlements applies to all the Funds.
11 Plaintiffs therefore bring this action on behalf of all the Funds.
12
13 **COUNT I**
14 **BREACH OF FIDUCIARY DUTY**
15 31. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
16 set forth herein.
17 32. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of
18 the Class and were required to act with the highest obligations of good faith, loyalty, fair
19 dealing, due care, and candor.
20 33. As set forth above, on information and belief, the Defendants breached the
21 fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit
22 Proof of Claim forms or to otherwise participate in settled securities class actions and thereby
23 recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class
24 have been injured as a direct, proximate, and foreseeable result of such breach on the part
25 of the Defendants and have suffered substantial damages.
26
27
28

1 34. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs
2 and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants
3 must forfeit all fees and commission they received from Plaintiffs and members of the Class.
4 *See J.C. Peacock, Inc. v. Hasko*, 196 Cal.App.2d 353, 358 (1961) (*quoting* the RESTATEMENT
5 (SECOND) AGENCY § 469 (1958) ("An agent is entitled to no compensation for conduct which
6 is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful
7 and deliberate breach of his contract of services, he is not entitled to compensation even for
8 properly performed services for which no compensation is apportioned").
9
10 35. Because the Defendants acted with reckless and willful disregard for the rights
11 of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an
12 amount to be determined by the jury.
13
14 **COUNT II**
15 **NEGLIGENCE AGAINST ALL DEFENDANTS**
16 36. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
17 set forth herein.
18 37. Defendants owed a duty of care directly to Plaintiffs and members of the Class
19 to act in a reasonable manner and to protect and maximize each individual's investments in
20 the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled
21 securities class actions, on information and belief, Defendants did not conform to the duty they
22 owed. As a direct and proximate result, Plaintiffs and members of the Class have been
23 damaged by millions of dollars.
24
25 **COUNT III**
26 **VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT**
27 38. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
28 set forth herein.

1 39. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a
2 fiduciary duty to the Plaintiffs and all members of the Class.
3 40. On information and belief, all Defendants breached their fiduciary duty arising
4 under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise
5 participate in settled securities class actions and thereby recover money rightfully belonging
6 to the Fund investors and which would have been immediately allocated to investors through
7 the recalculation of the Net Asset Value.
8 41. Plaintiffs and members of the Class have been injured as a direct, proximate,
9 and foreseeable result of such breach on the part of the Defendants and have suffered
10 substantial damages.
11
12
13 **COUNT IV**
14 **VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT**
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)
15 42. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
16 set forth herein.
17 43. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company
18 Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty
19 with respect to the receipt of compensation for services, or of payments of a material nature,
20 paid by the Fund and Fund investors.
21 44. The Advisor Defendants, the Parent Company, and other affiliates, upon
22 information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by
23 failing to submit Proof of Claim forms or to otherwise participate in settled securities class
24 actions and thereby recover money rightfully belonging to the Fund investors and which would
25 have been immediately allocated to the individual investors through the recalculation of the
26 NAV.
27
28

45. Plaintiffs and members of the Class have been injured as a direct, proximate and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

46. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

47. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

48. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

49. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

50. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

/////

1 (c) For such other and further relief as this Court deems just.

2 Dated: January 10, 2005



Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

FILED

E-filing

JAN 10 2005

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

E.P. BRIGNAC
Plaintiff(s)

-v-

HARRY R. HAGEY
Defendant(s)

C 05-00153

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable James Larson. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California," the Notice of Assignment to United States Magistrate Judge for Trial, and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
01/10/2005	Complaint filed	
04/20/2005	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
04/20/2005	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
05/04/2005	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
05/11/2005	Case Management Conference in Ctrm F,15th Floor,SF at 10:30 AM	Civil L.R. 16-10

ADRMOP, E-Filing

U.S. District Court
California Northern District (Oakland)
CIVIL DOCKET FOR CASE #: 4:05-cv-00154-SBA

James et al v. Brown et al
Assigned to: Saundra Brown Armstrong
Cause: 15:78m(a) Securities Exchange Act

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Fayetta James
on behalf of themselves and all others simularly situated

represented by **Patrick DeBlase**
Kiesel,Boucher & Larson LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211
310-854-4444
Fax: 310-854-0812
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul R. Kiesel
Kiesel, Boucher & Larson
8648 Wilshire Boulevard
Beverly Hils, CA 90211
310-854-4444
Fax: 310-854-0812
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

William L. Larson
Kiesel Boucher & Larson LLP
8648 Wilshire Blvd.
Beverly Hills, CA 90211
310-854-4444
Fax: 310-547-0812
ATTORNEY TO BE NOTICED

Plaintiff

George McWilliams
on behalf of themselves and all others simularly situated

represented by **Patrick DeBlase**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul R. Kiesel
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

William L. Larson
(See above for address)
ATTORNEY TO BE NOTICED

V.

Defendant

Robert C. Brown

Defendant

J. Tucker Morse

Defendant

Peter G. Gordon

Defendant

Richard M. Leach

Defendant

Timothy J. Penny

Defendant

Donald C Willeke

Defendant

Karla M. Rabusch

Defendant

Stacie D. DeAngelo

Defendant

C. David Messman

Defendant

Wells Fargo & Company

Defendant

Wells Fargo Fund Management, LLC

Defendant

Wells Capital Management, Inc.

Defendant

Cooke and Bieler, L.P.

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT With Jury Demand against Robert C. Brown, J. Tucker Morse, Peter G. Gordon, Richard M. Leach, Timothy J. Penny, Donald C Willeke, Karla M. Rabusch, Stacie D. DeAngelo, C. David Messman, Wells Fargo & Company, Wells Fargo Fund Management, LLC, Wells Capital Management, Inc., Cooke and Bieler, L.P. (Filing fee $ 150, receipt number 3367988.). Filed byFayetta James, George McWilliams. (jlm, COURT STAFF) (Filed on 1/10/2005) (Entered: 01/12/2005)
01/10/2005		CASE DESIGNATED for Electronic Filing. (jlm, COURT STAFF) (Filed on

		1/10/2005) (Entered: 01/12/2005)
01/10/2005	2	ADR SCHEDULING ORDER: Case Management Statement due by 5/4/2005. Case Management Conference set for 5/11/2005 03:00 PM. (Attachments: # 1 Standing Order - SBA)(jlm, COURT STAFF) (Filed on 1/10/2005) (Entered: 01/12/2005)
01/10/2005		Summons Issued as to Robert C. Brown, J. Tucker Morse, Peter G. Gordon, Richard M. Leach, Timothy J. Penny, Donald C Willeke, Karla M. Rabusch, Stacie D. DeAngelo, C. David Messman, Wells Fargo & Company, Wells Fargo Fund Management, LLC, Wells Capital Management, Inc., Cooke and Bieler, L.P.. (jlm, COURT STAFF) (Filed on 1/10/2005) (Entered: 01/12/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 13:00:58			
PACER Login:	ws0385	**Client Code:**	30932.500
Description:	Docket Report	**Search Criteria:**	4:05-cv-00154-SBA
Billable Pages:	2	**Cost:**	0.16

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

FILED
JAN 10 2005
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

Attorneys for Plaintiffs,
FAYETTA JAMES and GEORGE McWILLIAMS, on Behalf of Themselves and All Others Similarly Situated

SBA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

FAYETTA JAMES and GEORGE McWILLIAMS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. ROBERT C. BROWN, J. TUCKER MORSE, THOMAS S. GORDON, PETER G. GORDON, RICHARD M. LEACH, TIMOTHY J. PENNY, DONALD C. WILLEKE, KARLA M. RABUSCH, STACIE D. DeANGELO, C. DAVID MESSMAN, WELLS FARGO & COMPANY; WELLS FARGO FUND MANAGEMENT, LLC; WELLS CAPITAL MANAGEMENT, INC, COOKE AND BIELER, L.P., and JOHN DOES NO. 1 THROUGH 100 Defendants.	C 05 00154 CASE NUMBER: **CLASS ACTION COMPLAINT FOR DAMAGES:** **1. Breach of Fiduciary Duty;** **2. Negligence Against All Defendants;** **3. Violation of Section 36(a) of the Investment Company Act;** **4. Violation of Section 36(b) of the Investment Company Act; and,** **5. Violation of Section 47(b) of the Investment Company Act.** **DEMAND FOR JURY TRIAL** BY FAX

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Wells Fargo Family of Funds (the "Funds")

against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Fayetta James and George McWilliams and file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2001 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of

1 all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund
2 liabilities, and dividing the result by the number of shares outstanding. *United States v.*
3 *Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is
4 computed daily so that any gain or loss in fund assets is immediately allocated to the individual
5 investors as of that specific date. Accordingly, mutual funds are unlike conventional
6 corporations in that any increase or decrease in fund assets is immediately passed on or
7 allocated to the fund investors as of the date of the relevant recalculation of the NAV. 4
8
9 In the mid to late 1990s, the number of investor securities class action lawsuits against
10 publicly traded companies alleging violations of the Securities Act of 1933 and the Securities
11 Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits
12 brought pursuant to the Securities Acts became magnified by the popular press after the
13 corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery
14 is achieved in a securities class action lawsuit, investors who owned shares in the company
15 settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their
16 own remedy or (2) remain in the class and participate in the recovery achieved. The process
17 by which a member of the class collects the money to which he is entitled is intentionally quite
18 simple in order to encourage participation. A class member completes a short form called a
19 Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator
20 receives all Proof of Claim forms, it disperses money from the settlement fund to those
21 persons and entities with valid claims.
22
23
24
25
26
27
28

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings, 2003: A Year in Review.* Cornerstone Research.

1 5. Defendants serve in various capacities as mutual fund directors, advisors, and
2 affiliates as will be identified herein. The Funds were putative members of dozens of class
3 actions brought under the Securities Acts, by virtue of Funds owning the securities against
4 which the suits were brought. However, upon information and belief that the allegations are
5 likely to have evidentiary support and upon the representation that they will be withdrawn or
6 corrected if reasonable opportunity for further investigation or discovery indicates insufficient
7 evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that
8 the Funds participated in (or opted out of) many of these class action settlements. As a result,
9 because of Defendants' refusal to complete and submit a short form, monies contained in
10 dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone
11 unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies
12 owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members
13 of the Class.
14
15 6. The class period begins January 10, 2001. On or before that date, the
16 Defendants began the illegal conduct complained of herein. The Class consists of all persons
17 who owned one of the Funds at any time between January 10, 2001 through January 10, 2005
18 and who suffered damages thereby.[2]
19
20 **JURISDICTION AND VENUE**
21
22 7. This court has jurisdiction over the subject matter of this action pursuant to
23 Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28
24
25
26
27
28

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in San Fransisco, California.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Fayetta James resides in Dallas County, Texas and at all relevant times owned one of the Funds.

B. George McWilliams resides in Colbert County, Alabama and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Wells Fargo & Company is the ultimate parent of Wells Fargo Fund Management, LLC and Wells Capital Management, Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Wells Fargo Family of Funds, which consists of approximately 55 funds. Wells Fargo & Company shall be referred to herein as the "Parent Company

Defendant." Wells Fargo & Company maintains its principal executive offices at 420 Montgomery Street, San Fransisco, California, 94163.

12. Robert C. Brown, J. Tucker Morse, Thomas S. Goho, Peter G. Gordon, Richard M. Leach, Timothy J. Penny, Donald C. Willeke, Karla M. Rabusch, Stacie D. DeAngelo, C. David Messman are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Wells Fargo Fund Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Wells Fargo Family of Funds. Wells Fargo Fund Management, LLC has approximately $22 billion in assets under management in total. Wells Fargo Fund Management, LLC is located at 525 Market Street, San Francisco, California 94163.

B. Defendant Wells Capital Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Wells Fargo Family of Funds. Wells Capital Management, Inc. is located at 525 Market Street, San Francisco, California, 94163.

C. Defendant Cooke and Bieler, L.P. is a registered investment advisor an has the responsibility for the day-to-day management of the Wells Fargo Family of Funds. Cooke and Bieler is located at 1700 Market Street, Philadelphia, PA 19103.

Collectively, Wells Fargo Fund Management, LLC, Wells Capital Management, Inc., and Cooke and Bieler, L.P. shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread

1 unlawful conduct alleged herein whose identities have yet to be ascertained. Such
2 Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this
3 complaint to state the true names and capacities of said Defendants when they have been
4 ascertained.
5
6 15. Collectively, all Defendants named above shall be referred to herein as
7 "Defendants."
8 **CLASS ACTION ALLEGATIONS**
9 16. This action is brought by Plaintiffs as a class action, on their own behalf and on
10 behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of
11 Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and
12 fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as
13 a class action on behalf of all persons owning one of the Funds at any time between January
14 10, 2001 through January 10, 2005, and who were damaged by the conduct alleged herein.
15 This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil
16 Procedure for the reasons set forth in the following paragraphs.
17
18 17. The members of the Class are so numerous that joinder of all members is
19 impracticable. While the exact number of the Class members is unknown to Plaintiffs at this
20 time and can only be ascertained through appropriate discovery, Plaintiffs believe that there
21 are tens of thousands of members in the proposed Class. Record owners of the Funds during
22 the relevant time period may be identified from records maintained by the Defendants and
23 may be notified of the pendency of this action by mail, using a form of notice similar to that
24 customarily used in securities class actions.
25
26
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28

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual

named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Wells Fargo Family of Funds held assets of approximately $22 billion. Approximately 37 of the 55 Wells Fargo Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Wells Fargo Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon

1 information and belief, the Funds owned shares and had valid claims in many, if not all, of the
2 following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002

In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003

White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001

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In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003

In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004

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In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See McLachlan v. Simon,* 31 F.Supp.2d 731, 737 (N.D. Cal. 1998). Likewise, Directors of mutual funds owe a fiduciary duty directly to the person who invests in the Funds. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached

the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See J.C. Peacock, Inc. v. Hasko*, 196 Cal.App.2d 353, 358 (1961) (*quoting* the RESTATEMENT (SECOND) AGENCY § 469 (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

1 38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a
2 fiduciary duty to the Plaintiffs and all members of the Class.
3 39. On information and belief, all Defendants breached their fiduciary duty arising
4 under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise
5 participate in settled securities class actions and thereby recover money rightfully belonging
6 to the Fund investors and which would have been immediately allocated to investors through
7 the recalculation of the Net Asset Value.
8 40. Plaintiffs and members of the Class have been injured as a direct, proximate,
9 and foreseeable result of such breach on the part of the Defendants and have suffered
10 substantial damages.

11 **COUNT IV**
12 **VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT**
13 **(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)**

14 41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
15 set forth herein.
16 42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company
17 Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty
18 with respect to the receipt of compensation for services, or of payments of a material nature,
19 paid by the Fund and Fund investors.
20 43. The Advisor Defendants, the Parent Company, and other affiliates, upon
21 information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by
22 failing to submit Proof of Claim forms or to otherwise participate in settled securities class
23 actions and thereby recover money rightfully belonging to the Fund investors and which would
24 have been immediately allocated to the individual investors through the recalculation of the
25 NAV.
26
27
28

1 44. Plaintiffs and members of the Class have been injured as a direct, proximate,
2 and foreseeable result of such breach on the part of the Defendants and have suffered
3 substantial damages.
4
5 **COUNT V**
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
6 **(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)**
7 45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
8 set forth herein.
9
46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made
10
in violation, or performance of which results in violation, of the ICA is declared unenforceable.
11
47. For reasons alleged herein, the Agreements between the Advisor Defendants
12
13 (and the Parent Company and other Affiliates) and the Funds were performed, on information
14 and belief, in violation of the Investment Company Act and are therefore unenforceable.
15
48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements
16
may be voided, and the Advisor Defendants, the Parent Company Defendant, and other
17
affiliates are liable to return to the Funds and Fund investors all of the fees and consideration
18
19 of any kind paid to them during the time period that the violations occurred.
20 49. Plaintiffs demand a jury trial.
21 WHEREFORE, Plaintiffs demand judgment against Defendants as follows:
22
(a) Recognizing, approving and certifying the Class as specified herein.
23
(b) In favor of the Class for compensatory and punitive damages, forfeiture of all
24
commissions and fees paid by the Class, plus the costs of this action together with
25
26 reasonable attorneys fees.
27 /////
28

1 (c) For such other and further relief as this Court deems just.

2 Dated: January 10, 2005



Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

E-filing

FAYETTA JAMES
Plaintiff(s)

-v-

ROBERT C. BROWN
Defendant(s)

C 05-00154 SBA

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Saundra Brown Armstrong. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California" and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
01/10/2005	Complaint filed	
04/20/2005	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
04/20/2005	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
05/04/2005	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
05/11/2005	Case Management Conference in Courtroom 3, Oakland at 3:00 PM	Civil L.R. 16-10

U.S. District Court

Northern District of Illinois (Chicago)

CIVIL DOCKET FOR CASE #: 05-CV-140

Dull, et al v. Arch, et al

Filed: 01/10/05
Assigned to: Hon. Amy J. St. Eve
Jury demand: Plaintiff
Demand: $0,000
Nature of Suit: 890
Lead Docket: None
Jurisdiction: Federal Question
Dkt# in other court: None
Cause: 28:1331 Federal Question

GORMAN L DULL plaintiff	Marvin Alan Miller [COR NTC] Matthew Eric Van Tine [COR] Jennifer Winter Sprengel [COR] Miller Faucher and Cafferty, LLP 30 North LaSalle Street Suite 3200 Chicago, IL 60602 (312) 782-4880 Randall K Pulliam [COR LD NTC A] Cauley Geller Bowman and Coates, LLP P.O. Box 25438 Little Rock, AK 72212 (501)312-8500 J Allen Carney [COR NTC] Lerach Coughlin Stoia Geller Rudman & Robbins LLP 200 Broadhollow Road #406 Melville, NY 11747 (631)367-7100
ANNA DULL plaintiff	Marvin Alan Miller (See above) [COR NTC]

Matthew Eric Van Tine
(See above)
[COR]
Jennifer Winter Sprengel

(See above)
[COR]

Randall K Pulliam
(See above)
[COR LD NTC A]

J Allen Carney
(See above)
[COR NTC]

JULIAN W MEADOWS, on Behalf of Themselves and All Others Similarly Situated
plaintiff

Marvin Alan Miller
(See above)
[COR NTC]
Matthew Eric Van Tine
(See above)
[COR]
Jennifer Winter Sprengel
(See above)
[COR]

Randall K Pulliam
(See above)
[COR LD NTC A]

J Allen Carney
(See above)
[COR NTC]

v.

DAVID C ARCH
defendant

J MILES BRANAGAN
defendant

JERRY D CHOATE
defendant

ROD DAMMEYER
defendant

LINDA HUTTON HEAGY
defendant

R CRAIG KENNEDY
defendant

HOWARD J KERR
defendant

JACK E NELSON
defendant

HUGO F SONNENSCHEIN

defendant

SUZANNE H WOOLSEY, PH.D.
defendant

MITCHELL M MERIN
defendant

RICHARD F POWERS, III
defendant

WAYNE W WHALEN
defendant

VAN KAMPEN FUNDS, INC.
defendant

VAN KAMPEN ASSET MANAGEMENT, INC.
defendant

JOHN DOES, No. 1 through 100
defendant

□

DOCKET PROCEEDINGS

DATE	#	DOCKET ENTRY
1/10/05	1	COMPLAINT; jury demand - Civil cover sheet - Appearance(s) of Matthew Eric Van Tine, Jennifer Winter Sprengel, J Allen Carney, Marvin Alan Miller, Randall K Pulliam, Hank Bates as attorney(s) for plaintiffs (No summons(es) issued.) (Documents: 1-1 through 1-3). (mc) [Entry date 01/11/05]
1/10/05	--	RECEIPT regarding payment of filing fee paid; on 1/10/05 in the amount of $ 150.00, receipt # 10633288. (mc) [Entry date 01/11/05]

Case Flags:
DENLOW

END OF DOCKET: 1:05cv140

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JUDGE'S COPY

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

GORMAN L. DULL, ANNA DULL and JULIAN W. MEADOWS, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

DAVID C. ARCH, J. MILES BRANAGAN, JERRY D. CHOATE, ROD DAMMEYER, LINDA HUTTON HEAGY, R. CRAIG KENNEDY, HOWARD J. KERR, JACK E. NELSON, HUGO F. SONNENSCHEIN, SUZANNE H. WOOLSEY, PH.D., MITCHELL M. MERIN, RICHARD F. POWERS, III, WAYNE W. WHALEN, VAN KAMPEN FUNDS, INC., VAN KAMPEN ASSET MANAGEMENT, INC., and JOHN DOES NO. 1 through 100,

Defendants.

JUDGE AMY ST. EVE

No. 05C 0140

JURY TRIAL DEMANDED

MAGISTRATE JUDGE DENLOW

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Van Kampen Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Gorman L. and Anna Dull and Julian W. Meadows file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2000 to the present. Plaintiffs seek

compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2000. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2000 through January 10, 2005 and who suffered damages thereby (the "Class" and the "Class Period," respectively).[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Villa Park, Illinois.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

PARTIES

Plaintiffs

10. A. Gorman L. and Anna Dull reside in Preble County, Ohio, and at all relevant times owned one of the Funds.

B. Julian W. Meadows resides in Orange County, Texas, and at all relevant times owned one of the Funds.

Defendants

11. Van Kampen Funds, Inc. is the ultimate parent of Van Kampen Asset Management, Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Van Kampen Family of Funds, which consists of approximately 42 funds. Van Kampen Funds, Inc. shall be referred to herein as the "Parent Company Defendant." Van Kampen Funds, Inc. maintains its principal executive offices at 1 Parkview Plaza, Villa Park, Illinois, 60181

12. David C. Arch, J. Miles Branagan, Jerry D. Choate, Rod Dammeyer, Linda Hutton Heagy, R. Craig Kennedy, Howard J. Kerr, Jack E. Nelson, Hugo F. Sonnenschein, Suzanne H. Woolsey, PH.D., Mitchell M. Merin, Richad F. Powers, III, and Wayne W. Whalen are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Van Kampen Asset Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Van Kampen Family of Funds. Van Kampen Asset Management, Inc. has approximately $62 billion in assets under management in total. Van

Kampen Asset Management, Inc. is located at 1221 Avenue of the Americas, New York, New York, 10020. Van Kampen Asset Management, Inc. shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2000, through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the

pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the members of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and

other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Van Kampen Family of Funds held assets of approximately $62 billion. Approximately 26 of the 42 Van Kampen Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Van Kampen Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and

belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003

In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002

In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003

In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003

In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See*

Armstrong v. Guigler, 273 Ill.App.3d 85, 86 (1995); *ABC Trans National Transport, Inc. v. Aeronautics Forwarders, Inc.*, 90 Ill.App.3d 817, 824 (1980). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I

BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Letsos v. Century 21-New West Realty*, 675 N.E.2d 217 (Ill.App. 1996). *See also, In re Marriage of Pagano*, 607 N.E.2d 1242 (Ill. 1992) (holding that forfeiture of a professional fee may be awarded in a case of breach of fiduciary duty when public policy is offended); *ABC Trans., supra* (stating that one who breaches fiduciary duties has no entitlement to compensation during a willful or deliberate course of conduct adverse to principal's interests).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II

NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V

VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

JURY DEMAND

Plaintiffs hereby demand a trial by jury on all issues so triable.

Dated: January 10, 2005

GORMAN L. DULL, ANNA DULL and JULIAN W. MEADOWS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs

By: 

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
MILLER FAUCHER and CAFFERTY LLP
30 North LaSalle Street, Suite 3200
Chicago, Illinois 60602
(312) 782-4880

Designated Local Counsel

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500

Attorneys for Plaintiffs



Docket as of January 14, 2005 9:50 pm

Web PACER (v2.4)

U.S. District Court

Northern District of Illinois (Chicago)

CIVIL DOCKET FOR CASE #: 05-CV-141

McDermott, et al v. Calamos, et al

Filed: 01/10/05
Assigned to: Hon. Samuel Der-Yeghiayan
Jury demand: Plaintiff
Demand: $0,000
Nature of Suit: 890
Lead Docket: None
Jurisdiction: Federal Question
Dkt# in other court: None
Cause: 28:1331 Federal Question

ROBERT MCDERMOTT plaintiff	Marvin Alan Miller [COR] Matthew Eric Van Tine [COR] Jennifer Winter Sprengel [COR] Miller Faucher and Cafferty, LLP 30 North LaSalle Street Suite 3200 Chicago, IL 60602 (312) 782-4880 Randall K Pulliam [COR LD NTC A] Baron & Budd, P.C. 3102 Oak Lawn Avenue Suite 1100 Dallas, TX 75219 (214) 521-3605 J Allen Carney [COR] Hank Bates [COR] Cauley Bowman Carney & Williams, LLP 11311 Arcade Drive Suite 200 Little Rock, AR 72212 (501) 312-8500
GEORGE MCWILLIAMS, on Behalf	Marvin Alan Miller

of Themselves and All Others Similarly Situated plaintiff	(See above) [COR NTC] Matthew Eric Van Tine (See above) [COR] Jennifer Winter Sprengel (See above) [COR] Randall K Pulliam (See above) [COR LD NTC A] J Allen Carney (See above) [COR NTC] Hank Bates (See above) [COR]

v.

JOHN P CALAMOS, SR
defendant

NICK P CALAMOS
defendant

JOE F HANAUER
defendant

JOHN E NEAL
defendant

WESTON W MARSH
defendant

WILLIAM R RYBAK
defendant

STEPHEN B TIMBERS
defendant

CALAMOS ASSET MANAGEMENT, INC.
defendant

JOHN DOES, No. 1 through 100
defendant

CALAMOS HOLDING, LLC
defendant

DOCKET PROCEEDINGS

DATE	#	DOCKET ENTRY
1/10/05	1	COMPLAINT; jury demand - Civil cover sheet - Appearance(s) of Matthew Eric Van Tine, Jennifer Winter Sprengel, J Allen Carney, Marvin Alan Miller, Randall K Pulliam, Hank Bates as attorney(s) for plaintiffs (No summons(es) issued.) (Documents: 1-1 through 1-3). (mc) [Entry date 01/11/05]
1/10/05	--	RECEIPT regarding payment of filing fee paid; on 1/10/05 in the amount of $ 150.00, receipt # 10633289. (mc) [Entry date 01/11/05]
1/14/05	--	SCHEDULE set on 1/14/05 by Hon. Samuel Der-Yeghiayan : Initial status hearing set for 03/10/05 at 9:00 a.m. At least four working days before the initial status hearing, the parties shall conduct a FRCP 26(f) conference and file a joint written Initial Status Report, not to exceed five pages in length, and file the Joint Jurisdictional Status Report and deliver courtesy copies to this Court's chambers. The Court's standing orders on the Initial Status Report and Joint Jurisdictional Status Report maybe obtained from this Court's web page or from the Courtroom Deputy. Mailed notice (mw) [Entry date 01/14/05]

Case Flags:
LEVIN

END OF DOCKET: 1:05cv141

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JUDGE'S COPY

JAN 1 0 2005

MICHAEL W DOBBINS CLERK
UNITED STATES DISTRICT COURT

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

ROBERT MCDERMOTT and GEORGE MCWILLIAMS, on Behalf of Themselves and All Others Similarly Situated,	)	
Plaintiffs,	)	
v.	)	No. 05C 0141
JOHN P. CALAMOS, SR., NICK P. CALAMOS, JOE F. HANAUER, JOHN E. NEAL, WESTON W. MARSH, WILLIAM R. RYBAK, STEPHEN B. TIMBERS, CALAMOS HOLDING, LLC, CALAMOS ASSET MANAGEMENT, INC., and JOHN DOES NO. 1 THROUGH 100	)	*JURY TRIAL DEMANDED*
	)	MAGISTRATE JUDGE LEVIN
Defendants.	)	

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Calamos Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Robert McDermott and George McWilliams file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2000 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the

Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed.

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2000. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2000 through January 10, 2005 and who suffered damages thereby (the "Class" and the "Class Period," respectively).[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Naperville, Illinois.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

PARTIES

Plaintiffs

10. Robert McDermott resides in Warren County, Ohio and at all relevant times owned one of the Funds.

11. George McWilliams resides in Colbert County, Alabama and at all relevant times owned one of the Funds.

Defendants

12. Calamos Holdings, LLC is the ultimate parent of Calamos Asset Management, Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Calamos Family of Funds, which consists of approximately 8 funds. Calamos Holdings, LLC shall be referred to herein as the "Parent Company Defendant." Calamos Holdings, LLC. maintains its principal executive offices at 1111 E. Warrenville Rd., Naperville, IL 60563.

13. John P. Calamos, Sr., Nick P. Calamos, Joe F. Hanauer, John E. Neal, Weston W. [illegible]h, William R. Rybak, Stephen B. Timbers are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

14. Calamos Asset Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Calamos Family of Funds. Calamos Asset Management has approximately $17 billion in assets under management in total. Calamos Asset Management is located at 1111 E. Warrenville Rd., Naperville, IL 60563. Collectively, Calamos Asset Management shall be referred to as the "Advisor Defendant."

15. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

16. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

17. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2000 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

19. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the members of the Class have sustained damages and the proper measure of such damages.

21. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

22. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

24. At all relevant times during the Class Period, the Calamos Family of Funds held assets of approximately $17 billion. Approximately 7 of the 8 Calamos Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Calamos Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

25. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003

In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004

In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002

In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004

In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

26. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

27. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

28. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Armstrong v. Guigler*, 273 Ill.App.3d 85, 86 (1995); *ABC Trans National Transport, Inc. v.*

Aeronautics Forwarders, Inc., 90 Ill.App.3d 817, 824 (1980). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

29. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

30. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I

BREACH OF FIDUCIARY DUTY

31. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

32. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

33. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

34. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Letsos v. Century 21-New West Realty*, 675 N.E.2d 217 (Ill.App. 1996). *See also, In re Marriage of Pagano*, 607 N.E.2d 1242 (Ill. 1992) (holding that forfeiture of a professional fee may be awarded in a case of breach of fiduciary duty when public policy is offended); *ABC Trans., supra* (stating that one who breaches fiduciary duties has no entitlement to compensation during a willful or deliberate course of conduct adverse to principal's interests).

35. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II

NEGLIGENCE AGAINST ALL DEFENDANTS

36. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

37. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

38. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

39. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

40. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

41. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

42. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

43. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

44. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

45. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V

VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

46. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

47. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

48. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

49. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

JURY DEMAND

Plaintiffs hereby demand a trial by jury on all issues so triable.

Dated: January 10, 2005

ROBERT McDERMOTT and GEORGE McWILLIAMS, on behalf of themselves and all other similarly situated, Plaintiffs

By: 

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
MILLER FAUCHER and CAFFERTY LLP
30 North LaSalle Street, Suite 3200
Chicago, Illinois 60602
(312) 782-4880

Designated Local Counsel

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500

Attorneys for Plaintiffs

U.S. District Court

Northern District of Illinois (Chicago)

CIVIL DOCKET FOR CASE #: 05-CV-142

Griffin v. Voss, et al

Filed: 01/10/05
Assigned to: Hon. Rebecca R. Pallmeyer
Jury demand: Plaintiff
Demand: $0,000
Nature of Suit: 890
Lead Docket: None
Jurisdiction: Federal Question
Dkt# in other court: None
Cause: 28:1331 Federal Question

JAMES T GRIFFIN, on Behalf of Himself and All Others Similarly Situated plaintiff	Marvin Alan Miller [COR NTC] Matthew Eric Van Tine [COR] Jennifer Winter Sprengel [COR] Miller Faucher and Cafferty, LLP 30 North LaSalle Street Suite 3200 Chicago, IL 60602 (312) 782-4880 Randall K Pulliam [COR LD NTC A] Baron & Budd, P.C. 3102 Oak Lawn Avenue Suite 1100 Dallas, TX 75219 (214) 521-3605 J Allen Carney [COR NTC] Cauley Bowman Carney & Williams, LLP 11311 Arcade Drive Suite 200 Little Rock, AR 72212 (501) 312-8500

v.

PETER S VOSS

defendant

☐

JOHN R RIATT
defendant

VICTOR A MORGENSTERN
defendant

GARY N WILNER, M.D.
defendant

MICHAEL J FRIDUSS
defendant

THOMAS H HAYDEN
defendant

CHRISTINE M MAKI
defendant

ALLAN J REICH
defendant

MARV R ROTTER
defendant

BURTON W RUDER
defendant

OAKMARK FAMILY OF FUNDS TRUST, THE
defendant

HARRIS ASSOCIATES LP
defendant

JOHN DOES, No. 1 through 100
defendant

☐

DOCKET PROCEEDINGS

DATE	#	DOCKET ENTRY
1/10/05	1	COMPLAINT; jury demand - Civil cover sheet - Appearance(s) of Matthew Eric Van Tine, Jennifer Winter Sprengel, J Allen Carney, Marvin Alan Miller, Randall K Pulliam, Hank Bates as attorney(s) for plaintiff (No summons(es) issued.) (Documents: 1-1 through 1-3). (mc) [Entry date 01/11/05]

1/10/05 --	RECEIPT regarding payment of filing fee paid; on 1/10/05 in the amount of $ 150.00, receipt # 10633290. (mc) [Entry date 01/11/05]
1/13/05 --	SCHEDULE set on 1/13/05 by Hon. Rebecca R. Pallmeyer : Status hearing set before Judge Pallmeyer for 9:00 on 3/4/05, courtroom 2119. Mailed notice (ev) [Entry date 01/13/05]

Case Flags:
NOLAN

END OF DOCKET: 1:05cv142

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JUDGE'S COPY

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JAN 10 2005

MICHAEL W. DOBBINS, CLERK
UNITED STATES DISTRICT COURT

JAMES T. GRIFFIN, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. PETER S. VOSS, JOHN R. RIATT, VICTOR A. MORGENSTERN, GARY N. WILNER, M.D., MICHAEL J. FRIDUSS, THOMAS H. HAYDEN, CHRISTINE M. MAKI, ALLAN J. REICH, MARV R. ROTTER, BURTON W. RUDER, THE OAKMARK FAMILY OF FUNDS TRUST, HARRIS ASSOCIATES L.P., and JOHN DOES NO. 1 THROUGH 100, Defendants.	))))))))))))))))	JUDGE PALLMEYER MAGISTRATE JUDGE NOLAN No. 05C 0142 *JURY TRIAL DEMANDED*

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Oakmark Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. James T. Griffin files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 10, 2000 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the

Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed.

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 10, 2000. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2000 through January 10, 2005 and who suffered damages thereby (the "Class" and the "Class Period," respectively).[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Chicago, Illinois.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

PARTIES

Plaintiff

10. James T. Griffin resides in Rutherford County, North Carolina and at all relevant times owned one of the Funds.

Defendants

11. The Oakmark Family of Funds ("Oakmark Family") is a series of Massacusetts trust that sponsors the Oakmark Family of Funds, which consists of 7 funds. Oakmark Family shall be referred to herein as the "Parent Company Defendant." Oakmark Family maintains its principal executive offices at 2 N. LaSalle Street Ste. 500, Chicago, IL 60602.

12. Peter S. Voss, John R. Riatt, Victor A. Morgenstern, Gary N. Wilner, M.D., Michael J. Friduss, Thomas H. Hayden, Christine M. Maki, Allan J. Reich, Marv R. Rotter, Burton W. Ruder are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Harris Associates, LP is a registered investment advisor and has the responsibility for the day-to-day management of the Oakmark Family of Funds. Harris Associates, LP has approximately $27 billion in assets under management in total. Harris Associates, LP is located at 2 N. LaSalle Street Ste. 500, Chicago, IL 60602. Collectively, Harris Associates, LP shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries

on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2000 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the members of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is a representative party for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Oakmark Family of Funds held assets of approximately $27 billion. Each of the 6 Oakmark Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Oakmark Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003

In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004

In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004

In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002

In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003

Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiff's rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiff's investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Armstrong v. Guigler*, 273 Ill.App.3d 85, 86 (1995); *ABC Trans National Transport, Inc. v. Aeronautics Forwarders, Inc.*, 90 Ill.App.3d 817, 824 (1980). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary

Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacity as an individual investors. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I

BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff is entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Letsos v. Century 21-New West Realty*, 675 N.E.2d 217 (Ill.App. 1996). *See also, In re Marriage of Pagano*, 607 N.E.2d 1242 (Ill. 1992) (holding that forfeiture of a professional fee may be awarded in a case of breach of fiduciary duty when public policy is offended) & *ABC Trans., supra* (stating that one who breaches fiduciary duties has no entitlement to compensation during a willful or deliberate course of conduct adverse to principal's interests).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II

NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By

failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with

respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V

VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: January 10, 2005

JAMES T. GRIFFIN, on Behalf of Himself and All Others Similarly Situated, Plaintiff

By: 

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
MILLER FAUCHER and CAFFERTY LLP
30 North LaSalle Street, Suite 3200
Chicago, Illinois 60602
(312) 782-4880

Designated Local Counsel

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500

Attorneys for Plaintiffs

Docket as of January 12, 2005 9:38 pm Web PACER (v2.4)

U.S. District Court

Northern District of Illinois (Chicago)

CIVIL DOCKET FOR CASE #: 05-CV-143

Jacobs v. Bremner, et al

Filed: 01/10/05
Assigned to: Hon. Milton I. Shadur
Jury demand: Plaintiff
Demand: $0,000
Nature of Suit: 890
Lead Docket: None
Jurisdiction: Federal Question
Dkt# in other court: None
Cause: 28:1331 Federal Question

JAMES JACOBS, on behalf of himself and all others similarly situated plaintiff	Marvin Alan Miller [COR NTC] Matthew Eric Van Tine [COR] Jennifer Winter Sprengel [COR] Miller Faucher and Cafferty, LLP 30 North LaSalle Street Suite 3200 Chicago, IL 60602 (312) 782-4880 Randall K Pulliam [COR LD NTC A] Baron & Budd, P.C. 3102 Oak Lawn Avenue Suite 1100 Dallas, TX 75219 (214) 521-3605 J Allen Carney [COR NTC] Hank Bates [COR] Cauley Bowman Carney & Williams, LLP 11311 Arcade Drive Suite 200 Little Rock, AR 72212 (501) 312-8500

v.

ROBERT P BREMNER
defendant

LAWRENCE H BROWN
defendant

JACK B EVANS
defendant

WILLIAM C HUNTER
defendant

WILLIAM J SCHNEIDER
defendant

TIMOTHY R SCHWERTFEGER
defendant

JUDITH M STOCKDALE
defendant

NUVEEN INVESTMENTS, INC.
defendant

NUVEEN INSTITUTIONAL ADVISORY CORPORATION
defendant

INSTITUTIONAL CAPITAL CORPORATION
defendant

NWQ INVESTMENT MANAGEMENT COMPANY, LLC
defendant

RITTENHOUSE ASSET MANAGEMENT, INC.
defendant

JOHN JOHN DOES NO. 1 THROUGH 100
defendant

DOCKET PROCEEDINGS

DATE # DOCKET ENTRY

1/10/05	1	COMPLAINT; jury demand - Civil cover sheet - Appearance(s) of Matthew Eric Van Tine, Jennifer Winter Sprengel, J Allen Carney, Marvin Alan Miller, Randall K. Pullium, Hank Bates as attorney(s) for plaintiff (no summons(es) issued.) (Documents: 1-1 through 1-3) (cdy) [Entry date 01/11/05]
1/10/05	--	RECEIPT regarding payment of filing fee paid; on 1/10/05 in the amount of $150.00, receipt #10633291. (cdy) [Entry date 01/11/05]
1/12/05	--	SCHEDULE set on 1/12/05 by Hon. Milton I. Shadur : Status hearing set to 9:00 3/1/05 . Mailed notice (sn) [Entry date 01/12/05]

Case Flags:
SCHENK

END OF DOCKET: 1:05cv143

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Transaction Receipt			
01/17/2005 14:59:39			
PACER Login:	ws0385	**Client Code:**	30932.500
Description:	docket report	**Search Criteria:**	1:05cv00143
Billable Pages:	3	**Cost:**	0.24

IN THE UNITED STATES DISTRICT COURT JUDGE'S COPY
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JAMES JACOBS, on Behalf of Himself and All Others Similarly Situated,	)	
Plaintiff,	)	JUDGE SHADUR
v.	)	No. 05C 0143
ROBERT P. BREMNER, LAWRENCE H. BROWN, JACK B. EVANS, WILLIAM C. HUNTER, WILLIAM J. SCHNEIDER, TIMOTHY R. SCHWERTFEGER, JUDITH M. STOCKDALE, NUVEEN INVESTMENTS, INC., NUVEEN INSTITUTIONAL ADVISORY CORPORATION, INSTITUTIONAL CAPITAL CORPORATION, NWQ INVESTMENT MANAGEMENT COMPANY, LLC, RITTENHOUSE ASSET MANAGEMENT, INC., and JOHN DOES NO. 1 THROUGH 100	)	MAGISTRATE JUDGE SCHENKIER
	)	*JURY TRIAL DEMANDED*
Defendants.	)	

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Nuveen Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. James Jacobs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2000 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." ***Tannenbaum v. Zeller,*** 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities

Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

6. The class period begins January 10, 2000. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2000 through January 10, 2005 and who suffered damages thereby (the "Class" and the "Class Period," respectively).[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Chicago, Illinois.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

10. James Jacobs resides in Calhoun County, Texas and at all relevant times owned one of the Funds.

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

Defendants

11. Nuveen Investments, Inc. is the ultimate parent of Nuveen Institutional Advisory Corporation. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Nuveen Family of Funds, which consists of approximately 36 funds. Nuveen Investments, Inc. shall be referred to herein as the "Parent Company Defendant." Nuveen Investments, Inc. maintains its principal executive offices at 333 W. Wacker Drive, 33rd Floor, Chicago, IL 60606.

12. Robert P. Bremner, Lawrence H. Brown, Jack B. Evans, William C. Hunter, William J. Schneider, Timothy R. Schwertfeger, Judith M. Stockdale are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Nuveen Institutional Advisory Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. Nuveen Institutional Advisory Corporation has approximately $12 billion in assets under management in total. Nuveen Institutional Advisory Corporation is located at 333 West Wacker Drive, Chicago, IL 60606.

B. Institutional Capital Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. Institutional Capital Corporation is located at 225 W. Wacker Drive, #2400, Chicago, IL 60606-6304.

C. NWQ Investment Management Company, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. NWQ Investment Management Company, LLC is located at 2049 Century Park E., 4th Fl, Los Angeles, CA 90067.

D. Rittenhouse Asset Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. Rittenhouse Asset Management, Inc. is located at Five Radner Corp. Ctr., #300, Radnor, PA 19087.

Collectively, Nuveen Institutional Advisory Corporation, Institutional Capital Corporation, NWQ Investment Management Company, LLC and Rittenhouse Asset Management shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2000 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time

and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the members of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, is typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend

on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is the representative party for the Class and is able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Nuveen Family of Funds held assets of approximately $12 billion. Approximately 6 of the 36 Nuveen Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Nuveen Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and

belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003

In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002

In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003

In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003

In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See*

Armstrong v. Guigler, 273 Ill.App.3d 85, 86 (1995); *ABC Trans National Transport, Inc. v. Aeronautics Forwarders, Inc.*, 90 Ill.App.3d 817, 824 (1980). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacities as individual investors. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I

BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff and the Class are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Letsos v. Century 21-New West Realty*, 675 N.E.2d 217 (Ill.App. 1996). *See also, In re Marriage of Pagano*, 607 N.E.2d 1242 (Ill. 1992) (holding that forfeiture of a professional fee may be awarded in a case of breach of fiduciary duty when public policy is offended) & *ABC Trans., supra* (stating that one who breaches fiduciary duties has no entitlement to compensation during a willful or deliberate course of conduct adverse to principal's interests).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II

NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V

VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: January 10, 2005

JAMES JACOBS, on Behalf of Himself and All Others Similarly Situated, Plaintiff

By: 

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
MILLER FAUCHER and CAFFERTY LLP
30 North LaSalle Street, Suite 3200
Chicago, Illinois 60602
(312) 782-4880

Designated Local Counsel

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500

Attorneys for Plaintiffs



United States District Court
District of Massachusetts (Boston)
CIVIL DOCKET FOR CASE #: 1:05-cv-10064-RGS

Stoker et al v. Hawkes et al
Assigned to: Judge Richard G. Stearns
Cause: 29:1109 Breach of Fiduciary Duties

Date Filed: 01/10/2005
Jury Demand: None
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

Lyndy Stoker
on behalf of herself and all others similary situated

represented by **David Pastor**
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
781-231-7850
Fax: 781-231-7840
Email: dpastor@gilmanpastor.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

James Yarbrough
on behalf of himself and all others similarly situated

represented by **David Pastor**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

James B. Hawkes

Defendant

Samuel L. Hayes, III

Defendant

William H. Park

Defendant

Ronald A. Pearlman

Defendant

Norton H. Reamer

Defendant

Lynn A. Stout

Defendant

Eaton Vance Corporation

Defendant

Boston Management and Research

Defendant

Atlanta Capital Management Co., LLC

Defendant

John Does 1-100

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against all defendants Filing fee: $ 150, receipt number 61344, filed by Lyndy Stoker, James Yarbrough. (Attachments: # 1)(Flaherty, Elaine) (Entered: 01/12/2005)
01/10/2005		Summons Issued as to Norton H. Reamer, Lynn A. Stout, Eaton Vance Corporation, Boston Management and Research, Atlanta Capital Management Co., LLC, John Does 1-100, James B. Hawkes, Samuel L. Hayes, III, William H. Park, Ronald A. Pearlman. (Flaherty, Elaine) (Entered: 01/12/2005)
01/10/2005		If the trial Judge issues an Order of Reference of any matter in this case to a Magistrate Judge, the matter will be transmitted to Magistrate Judge New Magistrate. (Flaherty, Elaine) (Entered: 01/12/2005)

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UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

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05 10034 RGS

LINDY STOKER and JAMES YARBROUGH, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

JAMES B. HAWKES, SAMUEL L. HAYES, III, WILLIAM H. PARK, RONALD A PEARLMAN, NORTON H. REAMER, LYNN A STOUT, EATON VANCE CORP., BOSTON MANAGEMENT AND RESEARCH; ATLANTA CAPITAL MANGAGEMENT CO, LLC, and JOHN DOES NO. 1 THROUGH 100

Defendants.

MAGISTRATE JUDGE New Mag

Case No. ____________

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

RECEIPT # 61394
AMOUNT $150
SUMMONS ISSUED yes
LOCAL RULE 4.1
WAIVER FORM
MCF ISSUED
BY DPTY. CLK. Tom
DATE 1/11/05

00003922.WPD ; 1

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Eaton Vance Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq*., by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Plaintiffs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Boston, Massachusetts.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. Plaintiff Lindy Stoker resides in Wilcox County, Alabama and at all relevant times owned one of the Funds.

11. Plaintiff James Yarbrough resides in Lauderdale County, Alabama and at all relevant times owned one of the Funds.

Defendants.

12. Defendant Eaton Vance Corp. is the ultimate parent of Boston Management and Research and Atlanta Capital Management Co, LLC. Through its subsidiaries and divisions, Defendant Eaton Vance Corp. markets, sponsors, and provides investment advisory, distribution and administrative services to the Eaton Vance Family of Funds, which consists of approximately 78 funds. Eaton Vance Corp. shall be referred to herein as the "Parent Company Defendant." Eaton Vance Corp. maintains its principal executive offices at 255 State Street, Boston, Massachusetts, 02109.

13. James B. Hawkes, Samuel L. Hayes, III, William H. Park, Ronald a Pearlman, Norton H. Reamer, Lynn a Stout are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

14. A. Defendant Boston Management and Research is a registered investment advisor and has the responsibility for the day-to-day management of the Eaton Vance Family of Funds. Boston Management has approximately $31 billion in assets under management in total. Boston Management and Research is located at 255 State Street, Boston, Massachusetts, 02109.

B. Defendant Atlanta Capital Management Co, LLC is a registered investment sub-advisor and has the responsibility for the day-to-day management of the Eaton Vance Family of Funds. Atlanta Capital Management Co, LLC is located at Two Midtown Plaza #1600, 1349 W. Peachtree St., Atlanta, GA 30309.

Collectively, Defendant Boston Management and Research and Atlanta Capital Management Co, LLC shall be referred to as the "Advisor Defendants."

15. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

16. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

17. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil

Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 and January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

19. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

21. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

22. The named Plaintiffs are the representative parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

24. At all relevant times during the Class Period, the Eaton Vance Family of Funds held assets of approximately $31 billion. Approximately 29 of the Eaton Vance Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Eaton Vance Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

25. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002

In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002

In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002

In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002

In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

26. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

27. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recovery obtained in the securities class actions.

28. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Lydia E. Pinkham Medicine Co. v. Gove*, 20 N.E.2d 482 (Mass. 1939). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

29. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and members of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

30. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

31. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

32. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

33. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

34. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Gove, supra*

& *Shulkin v. Shulkin*, 16 N.E.2d 644 (Mass. 1938). Massachusetts courts have ordered the forfeiture of such fees in breach of fiduciary duty cases. *See Raymond v. Davies*, 199 N.E. 321 (Mass. 1936) & *Little v. Phipps*, 94 N.E. 260 (Mass. 1911).

35. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

36. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

37. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

38. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

39. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

40. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors

and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

41. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

42. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

43. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

44. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

45. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

46. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

47. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

48. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

49. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

50. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,

David Pastor

David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850
(781) 231-7840 (fax)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

United States District Court
District of Massachusetts (Boston)
CIVIL DOCKET FOR CASE #: 1:05-cv-10059-NG

Collins et al v. Manning et al
Assigned to: Nancy Gertner
Cause: 28:1331 Fed. Question

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

Brack Collins
on Behalf of themselves and all others similarly situated

represented by **David Pastor**
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
781-231-7850
Fax: 781-231-7840
Email: dpastor@gilmanpastor.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Charles Davidson
on Behalf of Themselves and All Others Similarly Situated

represented by **David Pastor**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Henry Hoover
on Behalf of Themselves and All Others Similarly Situated

represented by **David Pastor**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Robert J. Manning

Defendant

Robert C. Pozen

Defendant

Jeffrey L. Shames

Defendant

John W. Ballen

Defendant

Kevin R. Parke

Defendant

M.D. Lawrence H. Cohn

Defendant

William R. Gutow

Defendant

J. Atwood Ives

Defendant

Abby M. O'Neill

Defendant

Lawrence T. Perera

Defendant

William J. Poorvu

Defendant

J. Dale Sherratt

Defendant

Elaine R. Smith

Defendant

Ward Smith

Defendant

David H. Gunning

Defendant

Amy B. Jane

Defendant

Massachusetts Financial Services Company

Defendant

MFS Investment Management, Inc.

Defendant

John Does No. 1 through 100

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against all defendants Filing fee: $ 150, receipt number 61345, filed by Brack Collins, Charles Davidson, Henry Hoover. (Attachments: # 1 Civil Cover Sheet) (Filo, Jennifer) (Entered: 01/11/2005)
01/10/2005		If the trial Judge issues an Order of Reference of any matter in this case to a Magistrate Judge, the matter will be transmitted to Magistrate Judge Dein. (Filo, Jennifer) (Entered: 01/11/2005)

01/10/2005		Summons Issued as to Jeffrey L. Shames, John W. Ballen, Kevin R. Parke, Lawrence H. Cohn, William R. Gutow, J. Atwood Ives, Abby M. O'Neill, Lawrence T. Perera, William J. Poorvu, J. Dale Sherratt, Elaine R. Smith, Ward Smith, David H. Gunning, Amy B. Jane, Massachusetts Financial Services Company, MFS Investment Management, Inc., John Does No. 1 through 100, Robert J. Manning, Robert C. Pozen. (Filo, Jennifer) (Entered: 01/11/2005)

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UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

BRACK COLLINS, CHARLES DAVIDSON, and HENRY HOOVER, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

ROBERT J. MANNING, ROBERT C. POZEN, JEFFREY L. SHAMES, JOHN W. BALLEN, KEVIN R. PARKE, LAWRENCE H. COHN, M.D., WILLIAM R. GUTOW, J. ATWOOD IVES, ABBY M. O'NEILL, LAWRENCE T. PERERA, WILLIAM J. POORVU, J. DALE SHERRATT, ELAINE R. SMITH, WARD SMITH, DAVID H. GUNNING, AMY B. JANE, MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, INC., and JOHN DOES NO. 1 through 100,

Defendants.

§ §

Case No. ____________

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

05 10059 NG

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the MFS Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Plaintiffs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2001 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2001. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2001 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Boston, Massachusetts.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Brack Collins resides in Butler County, Ohio and at all relevant times owned one of the Funds.

B. Plaintiff Charles Davidson resides in Angelina County, Texas and at all relevant times owned one of the Funds.

C. Plaintiff Henry Hoover resides in Dallas County, Texas and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Massachusetts Financial Services Company ("MFS") is the ultimate parent of MFS Investment Management, Inc. Through its subsidiaries and divisions, MFS markets, sponsors, and provides investment advisory, distribution and administrative services to the MFS Family of Funds, which consists of approximately 66 funds. MFS shall be referred to herein as the

"Parent Company Defendant." MFS maintains its principal executive offices at 500 Boylston Street, Boston, Massachusetts, 02116.

12. Robert J. Manning, Robert C. Pozen, Jeffrey L. Shames, John W. Ballen, Kevin R. Parke, Lawrence H. Cohn, M.D., William R. Gutow, J. Atwood Ives, Abby M. O'Neill, Lawrence T. Perera, William J. Poorvu, J. Dale Sherratt, Elaine R. Smith, Ward Smith, David H. Gunning, and Amy B. Jane are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Defendant MFS Investment Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the MFS Family of Funds. MFS Investment Management, Inc. has approximately $75 billion in assets under management in total. MFS Investment Management, Inc. is located at 500 Boylston Street, Boston, Massachusetts, 02116. MFS Investment Management, Inc. shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by

the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002, through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representative parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the MFS Family of Funds held assets of approximately $75 billion. Approximately 38 of the 66 Funds have the stated investment

objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the MFS Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002

Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
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Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
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In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
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In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
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In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003

Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
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New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002

In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
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In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
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In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
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In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
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In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
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Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
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Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004

Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
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In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
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In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased

the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recovery obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Lydia E. Pinkham Medicine Co. v. Gove*, 20 N.E.2d 482 (Mass. 1939). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and members of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor

who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Gove, supra* & *Shulkin v. Shulkin*, 16 N.E.2d 644 (Mass. 1938). Massachusetts courts have ordered the forfeiture of such fees in breach of fiduciary duty cases. *See Raymond v. Davies*, 199 N.E. 321 (Mass. 1936) & *Little v. Phipps*, 94 N.E. 260 (Mass. 1911).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein..

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,



David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850
(781) 231-7840 (fax)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

United States District Court
District of Massachusetts (Boston)
CIVIL DOCKET FOR CASE #: 1:05-cv-10061-NMG

Chambers et al v. Hill et al
Assigned to: Judge Nathaniel M. Gorton
Cause: 28:1331 Fed. Question: Breach of Contract

Date Filed: 01/10/2005
Jury Demand: None
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

Richard Chambers
on Behalf of Themselves and all Others Similarly Situated

represented by **David Pastor**
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
781-231-7850
Fax: 781-231-7840
Email: dpastor@gilmanpastor.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
Cauley, Bowman, Carney & Williams, LLP
11311 Arcade Dr.
Suite 200
Little Rock, AK 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, TX 75219
214-521-3605
Fax: 214-520-1181
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Beverly Chambers
on Behalf of Herself and All Others Similarly Situated

represented by **David Pastor**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Diane Kowlaski
on Behalf of Herself and All Others Similarly Situated

represented by **David Pastor**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Dennis Renfroe
on Behalf of Himself and All Others Similarly Situated

represented by **David Pastor**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

John A. Hill

Defendant

Jameson Adkins Baxter

Defendant

Charles B. Curtis

Defendant

Ronald J. Jackson

Defendant

Paul L. Joskow

Defendant

Elizabeth T. Kennan

Defendant

John H. Mullin, III

Defendant

Robert E. Patterson

Defendant

George Putnam, III

Defendant

A.J.C. Smith

Defendant

W. Thomas Stephens

Defendant

W. Nicholas Thorndike

Defendant

Putnam Investments, Inc.,

Defendant

Putnam Investment Managment, Inc.

Defendant

John Doe's No. 1 through 100

Date Filed	#	Docket Text
01/10/2005	1	Class Action COMPLAINT against John A. Hill, Jameson Adkins Baxter, Charles B. Curtis, Ronald J. Jackson, Paul L. Joskow, Elizabeth T. Kennan, John H. Mullin, III, Robert E. Patterson, George Putnam, III, A.J.C. Smith, W. Thomas Stephens, W. Nicholas Thorndike, Putnam Investments, Inc.,, Putnam Investment Managment, Inc., John Doe's No. 1 through 100 Filing fee: $ 150, receipt number 61345, filed by Diane Kowlaski, Dennis Renfroe, Richard Chambers, Beverly Chambers. (Attachments: # 1 Civil Cover Sheet)(Barrette, Mark) (Entered: 01/13/2005)
01/10/2005		If the trial Judge issues an Order of Reference of any matter in this case to a Magistrate Judge, the matter will be transmitted to the New Magistrate Judge. (Barrette, Mark) (Entered: 01/13/2005)
01/10/2005		Summons Issued as to John A. Hill, Jameson Adkins Baxter, Charles B. Curtis, Ronald J. Jackson, Paul L. Joskow, Elizabeth T. Kennan, John H. Mullin, III, Robert E. Patterson, George Putnam, III, A.J.C. Smith, W. Thomas Stephens, W. Nicholas Thorndike, Putnam Investments, Inc.,, Putnam Investment Managment, Inc., John Doe's No. 1 through 100. (Barrette, Mark) (Entered: 01/13/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 15:59:46			
PACER Login:	ws0385	**Client Code:**	30932.500
Description:	Docket Report	**Search Criteria:**	1:05-cv-10061-NMG
Billable Pages:	2	**Cost:**	0.16

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

RICHARD CHAMBERS, BEVERLY CHAMBERS, DIANE KOWLASKI and DENNIS RENFROE, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

JOHN A. HILL, JAMESON ADKINS BAXTER, CHARLES B. CURTIS, RONALD J. JACKSON, PAUL L. JOSKOW, ELIZABETH T. KENNAN, JOHN H. MULLIN, III, ROBERT E. PATTERSON, GEORGE PUTNAM, III, A.J.C. SMITH, W. THOMAS STEPHENS, W. NICHOLAS THORNDIKE, PUTNAM INVESTMENTS, LLC, PUTNAM INVESTMENT MANAGEMENT, INC., and JOHN DOES NO. 1 through 100,

Defendants.

Case No. ________

RECEIPT # 21345
AMOUNT $
SUMMONS ISSUED Yes
LOCAL RULE 4.1
WAIVER FORM
MCF ISSUED
BY DPTY. CLK. Tom
DATE 1/11/05

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

MAGISTRATE JUDGE New Judge

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Putnam Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Plaintiffs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Boston, Massachusetts.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiffs Richard and Beverly Chambers reside in Stark County, Ohio and at all relevant times owned one of the Funds.

B. Plaintiff Diane Kowlaski resides in Marion County, Florida and at all relevant times owned one of the Funds.

C. Plaintiff Dennis Renfroe resides in Cherokee County, Texas and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Putnam Investments, LLC is the ultimate parent of Putnam Investment Management, Inc. Through its subsidiaries and divisions, Putnam Investments, LLC markets, sponsors, and provides investment advisory, distribution and administrative services to the Putnam Family of Funds, which consists of approximately 54 funds. Putnam Investments, LLC shall be

referred to herein as the "Parent Company Defendant." Putnam Investments, LLC maintains its principal executive offices at One Post Office Square, Boston, Massachusetts, 02109.

12. John A. Hill, Jameson Adkins Baxter, Charles B. Curtis, Ronald J. Jackson, Paul L. Joskow, Elizabeth T. Kennan, John H. Mullin, III, Robert E. Patterson, George Putnam, III, A.J.C. Smith, W. Thomas Stephens, and W. Nicholas Thorndike are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Defendant Putnam Investment Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Putnam Family of Funds. Putnam Investment Management, Inc. has approximately $111 billion in assets under management in total. Putnam Investment Management, Inc. is located at One Post Office Square, Boston, Massachusetts, 02109. Putnam Investment Management, Inc. shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on

behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representative parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Putnam Family of Funds held assets of approximately $111 billion. Approximately 34 of the 54 Funds have the stated investment

objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Putnam Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002

Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003

Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002

In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004

Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased

the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recovery obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Lydia E. Pinkham Medicine Co. v. Gove*, 20 N.E.2d 482 (Mass. 1939). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and members of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor

who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Gove, supra* & *Shulkin v. Shulkin*, 16 N.E.2d 644 (Mass. 1938). Massachusetts courts have ordered the forfeiture of such fees in breach of fiduciary duty cases. *See Raymond v. Davies*, 199 N.E. 321 (Mass. 1936) & *Little v. Phipps*, 94 N.E. 260 (Mass. 1911).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,



David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850
(781) 231-7840 (fax)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

United States District Court
District of Massachusetts (Boston)
CIVIL DOCKET FOR CASE #: 1:05-cv-10062-DPW

Stegall v. Ladner et al
Assigned to: Judge Douglas P. Woodlock
Cause: 28:1346 Breach of Contract

Date Filed: 01/10/2005
Jury Demand: None
Nature of Suit: 791 Labor: E.R.I.S.A.
Jurisdiction: Federal Question

Plaintiff

William Stegall
on behalf of himself and all others simialry situated

represented by **David Pastor**
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
781-231-7850
Fax: 781-231-7840
Email: dpastor@gilmanpastor.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Charles L. Ladner

Defendant

James F. Carlin

Defendant

William H. Cunningham

Defendant

Ronald R. Dion

Defendant

Steven Pruchansky

Defendant

Norman H. Smith

Defendant

John P. Toolan

Defendant

James A. Shepherdson

Defendant

Dennis S. Arnowitz

Defendant

Richard P. Chapman, Jr.

Defendant

Willaim J. Cosgrove

Defendant

Richard A. Farrell

Defendant

William F. Galvin

Defendant

John A. Moore

Defendant

Patti McGill Peterson

Defendant

John W. Pratt

Defendant

John Hancock Financial Services Inc.,

Defendant

John Hancock Advisors, LLC,

Defendant

Independence Investment, LLC,

Defendant

Nicholas-Applegate Capitial Management

Defendant

Pzena Management, LLC,

Defendant

Shay Assets Management, LLC,

Defendant

Sustainable Growth Advisers, LP,

Defendant

Fund Asset Management, LP,

Defendant

American Fund Advisors, Inc.

Date Filed	#	Docket Text
01/10/2005	1	Class Action COMPLAINT against John P. Toolan, James A. Shepherdson, Dennis S. Arnowitz, Richard P. Chapman, Jr, Willaim J. Cosgrove, Richard A. Farrell, William F.

		Galvin, John A. Moore, Patti McGill Peterson, John W. Pratt, John Hancock Financial Services Inc.,, John Hancock Advisors, LLC,, Independence Investment, LLC,, Nicholas-Applegate Capital Management, Pzena Management, LLC,, Shay Assets Management, LLC,, Sustainable Growth Advisers, LP,, Fund Asset Management, LP,, American Fund Advisors, Inc., Charles L. Ladner, James F. Carlin, William H. Cunningham, Ronald R. Dion, Steven Pruchansky, Norman H. Smith Filing fee: $ 150, receipt number 61345, filed by William Stegall. (Attachments: # 1 Cover Sheet)(Nici, Richard) Modified on 1/14/2005 (Nici, Richard). (Entered: 01/12/2005)
01/10/2005		If the trial Judge issues an Order of Reference of any matter in this case to a Magistrate Judge, the matter will be transmitted to the New Magistrate Judge. (Nici, Richard) (Entered: 01/13/2005)
01/10/2005		Summons Issued as to John P. Toolan, James A. Shepherdson, Dennis S. Arnowitz, Richard P. Chapman, Jr, Willaim J. Cosgrove, Richard A. Farrell, William F. Galvin, John A. Moore, Patti McGill Peterson, John W. Pratt, John Hancock Financial Services Inc.,, John Hancock Advisors, LLC,, Independence Investment, LLC,, Nicholas-Applegate Capitial Management, Pzena Management, LLC,, Shay Assets Management, LLC,, Sustainable Growth Advisers, LP,, Fund Asset Management, LP,, American Fund Advisors, Inc., Charles L. Ladner, James F. Carlin, William H. Cunningham, Ronald R. Dion, Steven Pruchansky, Norman H. Smith. (Nici, Richard) (Entered: 01/13/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 16:02:22			
PACER Login:	ws0385	**Client Code:**	30932.500
Description:	Docket Report	**Search Criteria:**	1:05-cv-10062-DPW
Billable Pages:	2	**Cost:**	0.16

FILED
Clerk's Office
USDC Mass.
Date 1/10/05
By F. Rc...

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

05 10062 DPW

WILLIAM STEGALL, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. CHARLES L. LADNER, JAMES F. CARLIN, WILLIAM H. CUNNINGHAM, RONALD R. DION, STEVEN PRUCHANSKY, NORMAN H. SMITH, JOHN P. TOOLAN, JAMES A. SHEPHERDSON, DENNIS S. ARNOWITZ, RICHARD P. CHAPMAN, JR., WILLIAM J. COSGROVE, RICHARD A. FARRELL, WILLIAM F. GLAVIN, JOHN A. MOORE, PATTI McGILL PETERSON, JOHN W. PRATT, JOHN HANCOCK FINANCIAL SERVICES, INC., JOHN HANCOCK ADVISERS, LLC, INDEPENDENCE INVESTMENT, LLC, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT, PZENA MANAGEMENT, LLC, SHAY ASSETS MANAGEMENT, INC., SUSTAINABLE GROWTH ADVISERS, LP, FUND ASSET MANAGEMENT, LP, AMERICAN FUND ADVISORS, INC. Defendants.	§	Case No. ________ **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED** MAGISTRATE JUDGE New Judge

RECEIPT # 61345
AMOUNT $150
SUMMONS ISSUED yes
LOCAL RULE 4.1 ____
WAIVER FORM ____
MCF ISSUED ____
BY DPTY. CLK. FDM
DATE 1/11/05

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the John Hancock Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq*., by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Plaintiff files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Boston, Massachusetts.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff.

10. Plaintiff William Stegall resides in ElPaso County, Texas, and at all relevant times owned one of the Funds.

Defendants.

11. Defendant John Hancock Financial Services, Inc. is the ultimate parent of John Hancock Advisers, LLC. Through its subsidiaries and divisions, Defendant John Hancock Financial Services, Inc. markets, sponsors, and provides investment advisory, distribution and administrative services to the John Hancock Family of Funds, which consists of approximately 33 funds. John Hancock Financial Services, Inc. shall be referred to herein as the "Parent Company Defendant." John Hancock Financial Services, Inc. maintains its principal executive offices at 200 Clarendon Street, Boston, Massachusetts, 02117.

12. Charles L. Ladner, James F. Carlin, William H. Cunningham, Ronald R. Dion, Steven Pruchansky, Norman H. Smith, John P. Toolan, James A. Shepherdson, Dennis S. Arnowitz, Richard

P. Chapman, Jr., William J. Cosgrove, Richard A. Farrell, William F. Glavin, John A. Moore, Patti Mcgill Peterson, John W. Pratt are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant John Hancock Advisers, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the John Hancock Family of Funds. John Hancock Advisers, LLC has approximately $16 billion in assets under management in total. John Hancock Advisers, LLC is located at 101 Huntington Avenue, Boston, Massachusetts, 02199-7603.

B. Defendant Independence Investment, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the John Hancock Family of Funds. Independence Investment, LLC is located at 101 Huntington Avenue, Boston, Massachusetts, 02199-7603.

C. Defendant Nicholas-Applegate Capital Management is a registered investment

advisor and has the responsibility for the day-to-day management of the John Hancock Family of Funds. Nicholas-Applegate Capital Management is located at 600 West Broadway, San Diego, California, 92101.

D. Defendant Pzena Investment Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the John Hancock Family of Funds. Pzena Investment Management, LLC is located at 120 West 45th Street, New York, New York, 10036

E. Defendant Shay Assets Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the John Hancock Family of Funds. Shay Assets Management, Inc. is located at 230 West Monroe Street, Chicago, Illinois, 60606

F. Defendant Sustainable Growth Advisers, LP is a registered investment advisor

and has the responsibility for the day-to-day management of the John Hancock Family of Funds. Sustainable Growth Advisers, LP is located at 3 Stamford Plaza, 301 Tresser Blvd., Suite 1310, Stamford, Connecticut, 06901.

G. Defendant Fund Asset Management, LP is a registered investment advisor and

has the responsibility for the day-to-day management of the John Hancock Family of Funds. Fund Asset Management, LP is located at P.O. Box 9011, Princeton, New Jersey,08543-9011

H. Defendant American Fund Advisors is a registered investment advisor and has the responsibility for the day-to-day management of the John Hancock Family of Funds. American Fund Advisors is located at 1415 Kellum Pl., #205, Garden City, New York, 11530

Collectively, John Hancock Advisers, LLC, Independence Investment, LLC, Nicholas-Applegate Capital Management, Pzena Investment Management, LLC, Shay Assets Management, Inc., Sustainable Growth Advisers, LP, Fund Asset Management, LP, American Fund Advisors, Inc. shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is the representative party for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress

the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the John Hancock Family of Funds held assets of approximately $16 billion. Approximately 22 of the John Hancock Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the John Hancock Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001

In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002

In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003

In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003

Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004

In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recovery obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Lydia E. Pinkham Medicine Co. v. Gove*, 20 N.E.2d 482 (Mass. 1939). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacities as individual investors. Plaintiff and members of the Class trusted Defendants to carry out this simple task on his behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of

Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff and the Class are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Gove, supra* & *Shulkin v. Shulkin*, 16 N.E.2d 644 (Mass. 1938). Massachusetts courts have ordered the forfeiture of such fees in breach of fiduciary duty cases. *See Raymond v. Davies*, 199 N.E. 321 (Mass. 1936) & *Little v. Phipps*, 94 N.E. 260 (Mass. 1911).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiff demands a jury trial.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,



David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850
(781) 231-7840 (fax)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
(501) 312-8500
(501) 312-8505

United States District Court
District of Massachusetts (Boston)
CIVIL DOCKET FOR CASE #: 1:05-cv-10063-RWZ

Emblad v. Logue et al
Assigned to: Judge Rya W. Zobel
Cause: JS 44 Sec. IV - no matching citation currently in database

Date Filed: 01/10/2005
Jury Demand: None
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

David Emblad
on behalf of himself and all others similarly situated

represented by **David Pastor**
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
781-231-7850
Fax: 781-231-7840
Email: dpastor@gilmanpastor.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Ronald E. Logue

Defendant

Dr. Tenley E. Albright

Defendant

Kennett F. Burnes

Defendant

Truman S. Casner

Defendant

Nader F. Darehshori

Defendant

Arthur L. Goldstein

Defendant

David P. Gruber

Defendant

Linda A. Hill

Defendant

Charles R. Lamantia

Defendant

Richard P. Sergel

Defendant

Ronald L. Skates

Defendant

Gregory L. Summe

Defendant

Diana C. Walsh

Defendant

Robert E. Weissman

Defendant

State Street Corporation

Defendant

SSGA Funds Management, Inc.

Defendant

State Street Research & Management Company

Defendant

JOhn Does 1-100

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against David P. Gruber, Linda A. Hill, Charles R. Lamantia, Richard P. Sergel, Ronald L. Skates, Gregory L. Summe, Diana C. Walsh, Robert E. Weissman, State Street Corporation, SSGA Funds Management, Inc., State Street Research & Management Company, JOhn Does 1-100, Ronald E. Logue, Tenley E. Albright, Kennett F. Burnes, Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein Filing fee: $ 150, receipt number 61345, filed by David Emblad. (Attachments: # 1 Civil Cover Sheet)(Johnson, Jay) (Entered: 01/12/2005)
01/10/2005		Summons Issued as to David P. Gruber, Linda A. Hill, Charles R. Lamantia, Richard P. Sergel, Ronald L. Skates, Gregory L. Summe, Diana C. Walsh, Robert E. Weissman, State Street Corporation, SSGA Funds Management, Inc., State Street Research & Management Company, JOhn Does 1-100, Ronald E. Logue, Tenley E. Albright, Kennett F. Burnes, Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein. (Johnson, Jay) (Entered: 01/12/2005)
01/10/2005		If the trial Judge issues an Order of Reference of any matter in this case to a Magistrate Judge, the matter will be transmitted to Magistrate Judge Bowler. (Johnson, Jay) (Entered: 01/12/2005)

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UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

05 10063

DAVID EMBLAD on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

RONALD E. LOGUE, TENLEY E. ALBRIGHT, M.D., KENNETT F. BURNES, TRUMAN S. CASNER, NADER F. DAREHSHORI, ARTHUR L. GOLDSTEIN, DAVID P. GRUBER, LINDA A. HILL, CHARLES R. LaMANTIA, RICHARD P. SERGEL, RONALD L. SKATES, GREGORY L. SUMME, DIANA CHAPMAN WALSH, ROBERT E. WEISSMAN, STATE STREET CORPORATION, SSGA FUNDS MANAGEMENT, INC., STATE STREET RESEARCH & MANAGEMENT COMPANY, and JOHN DOES NO. 1 THROUGH 100

Defendants.

MAGISTRATE JUDGE MBB

Case No. ______

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the State Street Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Plaintiff files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Boston, Massachusetts.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff.

10. A. Plaintiff David Emblad resides in Menominee County, Michigan and at all relevant times owned one of the Funds.

Defendants.

11. Defendant State Street Corporation is the ultimate parent of SSGA Funds Management, Inc. and State Street Research & Management Company. Through its subsidiaries and divisions, Defendant State Street Corporation markets, sponsors, and provides investment advisory, distribution and administrative services to the State Street Family of Funds, which consists of approximately 38 funds. State Street Corporation shall be referred to herein as the "Parent Company Defendant." State Street Corporation maintains its principal executive offices at 225 Franklin Street Boston, MA 02110.

12. Ronald E. Logue, Tenley E. Albright, M.D., Kennett F. Burnes, Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein, David P. Gruber, Linda A. Hill, Charles R. LaMantia,

Richard P. Sergel, Ronald L. Skates, Gregory L. Summe, Diana Chapman Walsh, Robert E. Weissman are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant SSGA Funds Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the State Street Family of Funds. SSGA Funds Management, Inc. has approximately $15 billion in assets under management in total. SSGA Funds Management, Inc. is located at 1 Lincoln Street, 27th Fl, Boston, MA 02111-3000.

B. Defendant State Street Research & Management Company is a registered investment advisor and has the responsibility for the day-to-day management of the State Street Family of Funds. State Street Research & Management Company is located at 1 Financial Center, 31st Fl, Boston, MA 02111-2690.

Collectively, SSGA Funds Management, Inc. and State Street Research & Management Company shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil

Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is a representative party for the Class and is able to and will fairly and adequately protect the interests of the Class. The attorneys for Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the State Street Family of Funds held assets of approximately $15 billion. Approximately 30 of the 38 State Street Funds have the stated

investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the State Street Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
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Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
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Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
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In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
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In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
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Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
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Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
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Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002

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Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
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In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
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Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
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Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
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Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004

Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
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In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased

the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiff's rightful share of the recovery obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiff's investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Lydia E. Pinkham Medicine Co. v. Gove*, 20 N.E.2d 482 (Mass. 1939). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacities as individual investors. Plaintiff and members of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor

who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff is entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Gove, supra* & *Shulkin v. Shulkin*, 16 N.E.2d 644 (Mass. 1938). Massachusetts courts have ordered the forfeiture of such fees in breach of fiduciary duty cases. *See Raymond v. Davies*, 199 N.E. 321 (Mass. 1936) & *Little v. Phipps*, 94 N.E. 260 (Mass. 1911).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41.. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiff demands a jury trial.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,



David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850
(781) 231-7840 (fax)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

United States District Court
District of Massachusetts (Boston)
CIVIL DOCKET FOR CASE #: 1:05-cv-10065-PBS

Lefler et al v. Hacker et al
Assigned to: Judge Patti B. Saris
Cause: 15:78m(a) Securities Exchange Act

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 850 Securities/Commodities
Jurisdiction: Federal Question

Plaintiff

Jackie Lefler

represented by **David Pastor**
Gilman and Pastor, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
781-231-7850
Fax: 781-231-7840
Email: dpastor@gilmanpastor.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Fred Salmo
on behalf of themselves and all others similarly situated

represented by **David Pastor**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Douglas A. Hacker

Defendant

Janet Langford Kelly

Defendant

Richard W. Lowry

Defendant

Charles R. Nelson

Defendant

John J. Neuhauser

Defendant

Patrick J. Simpson

Defendant

Thomas E. Stitzel

Defendant

Thomas C. Theobald

Defendant

Ann-Lee Verville

Defendant

Richard L. Woolworth

Defendant

Margaret Eiser

Defendant

Leo Guthart

Defendant

Jerome Kahn, Jr.

Defendant

Steven N. Kaplan

Defendant

David C. Kleinman

Defendant

Allan B. Muchin

Defendant

Robert E. Nason

Defendant

John A. Wing

Defendant

William E. Mayer

Defendant

Charles P. McQuaid

Defendant

Ralph Wanger

Defendant

Columbia Management Advisors, Inc.

Defendant

Columbia Management Group, Inc.

Defendant

Columbia Wanger Asset Management, LP

Defendant

John Does 1-100

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against John J. Neuhauser, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald, Ann-Lee Verville, Richard L. Woolworth, Margaret Eiser, Leo Guthart, Jerome Kahn, Jr, Steven N. Kaplan, David C. Kleinman, Allan B. Muchin, Robert E. Nason, John A. Wing, William E. Mayer, Charles P. McQuaid, Ralph Wanger, Columbia Management Advisors, Inc., Columbia Management Group, Inc., Columbia Wanger Asset Management, LP, John Does 1-100, Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, Charles R. Nelson Filing fee: $ 150, receipt number 61343, filed by Jackie Lefler, Fred Salmo. (Attachments: # 1 Civil Cover Sheet) (Johnson, Jay) (Entered: 01/14/2005)
01/10/2005		If the trial Judge issues an Order of Reference of any matter in this case to a Magistrate Judge, the matter will be transmitted to Magistrate Judge Dein. (Johnson, Jay) (Entered: 01/14/2005)
01/11/2005		Summons Issued as to John J. Neuhauser, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald, Ann-Lee Verville, Richard L. Woolworth, Margaret Eiser, Leo Guthart, Jerome Kahn, Jr, Steven N. Kaplan, David C. Kleinman, Allan B. Muchin, Robert E. Nason, John A. Wing, William E. Mayer, Charles P. McQuaid, Ralph Wanger, Columbia Management Advisors, Inc., Columbia Management Group, Inc., Columbia Wanger Asset Management, LP, John Does 1-100, Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, Charles R. Nelson. (Johnson, Jay) (Entered: 01/14/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 16:00:24			
PACER Login:	ws0385	Client Code:	30932.500
Description:	Docket Report	Search Criteria:	1:05-cv-10065-PBS
Billable Pages:	2	Cost:	0.16

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

---

05 · 100

JACKIE LEFLER and FRED SALMO, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

DOUGLAS A. HACKER, JANET LANGFORD KELLY, RICHARD W. LOWRY, CHARLES R. NELSON, JOHN J. NEUHAUSER, PATRICK J. SIMPSON, THOMAS E. STITZEL, THOMAS C. THEOBALD, ANNE-LEE VERVILLE, RICHARD L. WOOLWORTH, MARGARET EISER, LEO A. GUTHART, JEROME KAHN, JR., STEVEN N. KAPLAN, DAVID C. KLEINMAN, ALLAN B. MUCHIN, ROBERT E. NASON, JOHN A. WING, WILLIAM E. MAYER, CHARLES P. MCQUAID, RALPH WANGER, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA WANGER ASSET MANAGEMENT, LP, and JOHN DOES NO. 1 through 100,

Defendants.

MAGISTRATE JUDGE Neill

Case No. ____________

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Columbia Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Plaintiffs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund

owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Boston, Massachusetts.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. Plaintiff Jackie Lefler resides in Pickens County, South Carolina and at all relevant times owned one of the Funds.

11. Plaintiff Fred Salmo resides in Williamson County, Illinois and at all relevant times owned one of the Funds.

Defendants.

12. Defendant Columbia Management Group, Inc. is the ultimate parent of Columbia Management Advisors, Inc. and Columbia Wanger Asset Management, LP. Through its subsidiaries and divisions, Columbia Management Group, Inc. markets, sponsors, and provides investment advisory, distribution and administrative services to the Columbia Family of Funds, which consists of approximately 89 funds. Columbia Management Group, Inc. shall be referred to herein as the "Parent Company Defendant." Columbia Management Group, Inc. maintains its principal executive offices at 100 Federal Street, Boston, Massachusetts, 02110.

13. Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, Charles R. Nelson, John J. Neuhauser, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald, Anne-Lee Verville, Richard L. Woolworth, Margaret Eisen, Leo A. Guthart, Jerome Kahn, Jr., Steven N. Kaplan, David C. Kleinman, Allan B. Muchin, Robert E. Nason, John A. Wing, William E. Mayer, Charles P. McQuaid, and Ralph Wanger are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

14. A. Defendant Columbia Management Advisors, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Columbia Family of Funds. Columbia Management Advisors, Inc. has approximately $51 billion in assets under management in total. Columbia Management Advisors, Inc. is located at 1 East Avenue, Rochester, New York, 14604.

B. Defendant Columbia Wanger Asset Management, LP is a registered investment advisor and has the responsibility for the day-to-day management of the Columbia Family of Funds. Columbia Wanger Asset Management, LP is located at 227 West Monroe Street, Suite 3000, Chicago, Illinois, 60606. Collectively, Columbia Management Advisors, Inc. and Columbia Wanger Asset Management, LP shall be referred to as the "Advisor Defendants."

15. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

16. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

17. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 and January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

19. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

21. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

22. The named Plaintiffs are the representative parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress

the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

24. At all relevant times during the Class Period, the Columbia Family of Funds held assets of approximately $51 billion. Approximately 55 of the 89 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Columbia Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

25. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001

In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002

In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003

In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003

Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004

In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

26. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

27. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recovery obtained in the securities class actions.

28. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Lydia E. Pinkham Medicine Co. v. Gove*, 20 N.E.2d 482 (Mass. 1939). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

29. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and members of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit

Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

30. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

31. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

32. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

33. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

34. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Gove, supra* & *Shulkin v. Shulkin*, 16 N.E.2d 644 (Mass. 1938). Massachusetts courts have ordered the forfeiture of such fees in breach of fiduciary duty cases. *See Raymond v. Davies*, 199 N.E. 321 (Mass. 1936) & *Little v. Phipps*, 94 N.E. 260 (Mass. 1911).

35. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

36. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

37. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

38. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

39. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

40. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

41. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

42. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

43. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

44. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

45. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

46. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

47. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

48. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

49. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

50. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,

David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
(781) 231-7850
(781) 231-7840 (fax)

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00290-VM

Rivera v. Carmichael et al
Assigned to: Judge Victor Marrero
Cause: 28:1331(a) Fed. Question: Real Property

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Miguel Rivera
on Behalf of Himself and All Others Similarly Situated,

represented by **Perry Weitz**
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

William Carmichael

Defendant

William H. Grigg

Defendant

Thomas F. Keller

Defendant

Carl E. Mundy Jr.

Defendant

Dr. Cornelius Pings

Defendant

Minor M. Shaw

Defendant

Charles B. Walker

Defendant

Edmund L. Benson, III

Defendant

James B. Sommers

Defendant

Thomas S. Word, Jr.

Defendant

Edward D. Bedard

Defendant

Gerald Murphy

Defendant

Robert B. Caroll

Defendant

Bank of America, Inc.

Defendant

Banc of America Capital Management, LLC

Defendant

Marsico Capital Management, LLC

Defendant

Nation Funds

Defendant

John Doe No. 1-100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against Charles B. Walker, Edmund L. Benson, III, James B. Sommers, Thomas S. Word, Jr, Edward D. Bedard, Gerald Murphy, Robert B. Caroll, Bank of America, Inc., Banc of America Capital Management, LLC, Marsico Capital Management, LLC, Nation Funds, John Doe No. 1-100, William Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy Jr., Cornelius Pings, Minor M. Shaw. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by Miguel Rivera.(jno,) (Entered: 01/13/2005)
01/12/2005		SUMMONS ISSUED as to Charles B. Walker, Edmund L. Benson, III, James B. Sommers, Thomas S. Word, Jr, Edward D. Bedard, Gerald Murphy, Robert B. Caroll, Bank of America, Inc., Banc of America Capital Management, LLC, Marsico Capital Management, LLC, Nation Funds, John Doe No. 1-100, William Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy Jr., Cornelius Pings, Minor M. Shaw. (jno,) (Entered: 01/13/2005)
01/12/2005		Magistrate Judge Kevin N. Fox is so designated. (jno,) (Entered: 01/13/2005)
01/12/2005		Case Designated ECF. (jno,) (Entered: 01/13/2005)

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

05 CV 0290

JUDGE MARRERO

MIGUEL RIVERA, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

WILLIAM P. CARMICHAEL, WILLIAM H. GRIGG, THOMAS F. KELLER, CARL E. MUNDY, JR., DR. CORNELIUS J. PINGS, MINOR M. SHAW, CHARLES B. WALKER, EDMUND L. BENSON, III, JAMES B. SOMMERS, THOMAS S. WORD, JR., EDWARD D. BEDARD, GERALD MURPHY, ROBERT B. CAROLL, BANK OF AMERICA, INC., BANC OF AMERICA CAPITAL MANAGEMENT, LLC, MARISCO CAPITAL MANAGEMENT, LLC, NATIONS FUNDS, and JOHN JOE DEFENDANTS NO. 1 THROUGH 100

Defendants.

JURY TRIAL DEMANDED

Case No. ____________

Doc #1

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Nations Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Miguel Rivera files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York City, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff.

10. A. Plaintiff Miguel Rivera resides in Denton County, Texas and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Bank of America, Inc. is the ultimate parent of Banc of America Capital Management, LLC and Marsico Capital Management, LLC. Through its subsidiaries and divisions, Defendant Bank of America, Inc. markets, sponsors, and provides investments advisory, distribution and administrative services to the Nations Family of Funds, which consists of approximately 40 funds. Bank of America, Inc. shall be referred to herein as the "Parent Company Defendant." Bank of America, Inc. maintains its principal executive offices at 100 Tryon St., Charlotte, North Carolina 28255.

12. William P. Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy, Jr., Dr. Cornelius J. Pings, Minor M. Shaw, Charles B. Walker, Edmund L. Benson, III, James B. Sommers, Thomas S. Word, Jr., Edward D. Bedard, Gerald Murphy, Robert B. Caroll are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Banc of America Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Nations Family of Funds. Banc of America Capital Management, LLC has approximately $33 billion in assets under management in total. BACAP is located at 40 West 57th Street, New York, New York 10019.

B. Defendant Marsico Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of some of the Nations Family of Funds. Marsico Capital is located at 1200 17th Street, Suite 1300, Denver, Colorado 80202.

Collectively, Banc of America Capital Management, LLC and Marsico Capital Management, LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil

Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002, through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is a representative party for the Class and is able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Nations Family of Funds held assets of approximately $33 billion. Approximately 22 of the 44 Nations Funds have the stated investment

objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Nations Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002

Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003

Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002

In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004

Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased

the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiff's rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiff's investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacity as an individual investors. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff is entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that

one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiff demands a jury trial.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, New York 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

WILLIAM P. CARMICHAEL
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

WILLIAM H. GRIGG
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

THOMAS F. KELLER
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

CARL E. MUNDY, JR.
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

DR. CORNELIUS J. PINGS
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

MINOR M. SHAW
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

CHARLES B. WALKER
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

EDMUND L. BENSON, III
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

JAMES B. SOMMERS
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

THOMAS S. WORD, JR.
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

EDWARD D. BEDARD
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

GERALD MURPHY
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

ROBERT B. CAROLL
C/O Nations Funds
101 South Tryon Street
33rd Floor
Charlotte, North Carolina 28255

BANK OF AMERICA, INC.
100 Tryon Street
Charlotte, North Carolina 28255

BANC OF AMERICA CAPITAL MANAGEMENT, LLC
40 West 57th Street
New York, New York 10019

MARISCO CAPITAL MANAGEMENT, LLC
1200 17TH Street
Suite 1300
Denver, Colorado 80202

NATIONS FUNDS
C/O Bank of America
100 Tryon St.
Charlotte, North Carolina 28255

JOHN DOES NO. 1 through 100

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00291-SWK

Masden et al v. Paulson et al
Assigned to: Judge Shirley Wohl Kram
Cause: 28:1331(a) Fed. Question: Real Property

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Jeanne Masden
on Behalf of Himself and All Others Similarly Situated

represented by **Perry Weitz**
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Don Masden
on Behalf of Themselves and All Others Similarly Situated

represented by **Perry Weitz**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Henry M. Paulson, Jr.

Defendant

Lloyd C. Blankfein

Defendant

Lord Browne of Madingley

Defendant

John H. Bryan

Defendant

Claes Dahlback

Defendant

William W. George

Defendant

James A. Johnson

Defendant

Edward M. Liddy

Defendant

Ruth J. Simmons

Defendant

John L. Weinberg

Defendant

Robert J. Hurst

Defendant

The Goldman Sachs Group Inc.

Defendant

Goldman Sachs Asset Management, , L. P.

Defendant

John Does 1- 100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against Claes Dahlback, William W. George, James A. Johnson, Edward M. Liddy, Ruth J. Simmons, John L. Weinberg, Robert J. Hurst, The Goldman Sachs Group Inc., Goldman Sachs Asset Management,, L. P., John Does 1- 100, Henry M. Paulson, Jr, Lloyd C. Blankfein, Browne of Madingley, John H. Bryan. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by Jeanne Masden, Don Masden. (jno,) (Entered: 01/13/2005)
01/12/2005		SUMMONS ISSUED as to Claes Dahlback, William W. George, James A. Johnson, Edward M. Liddy, Ruth J. Simmons, John L. Weinberg, Robert J. Hurst, The Goldman Sachs Group Inc., Goldman Sachs Asset Management,, L. P., John Does 1- 100, Henry M. Paulson, Jr, Lloyd C. Blankfein, Browne of Madingley, John H. Bryan. (jno,) (Entered: 01/13/2005)
01/12/2005		Magistrate Judge James C. Francis IV is so designated. (jno,) (Entered: 01/13/2005)
01/12/2005		Case Designated ECF. (jno,) (Entered: 01/13/2005)

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE KRAM

05 CV 0291

JEANNE MASDEN and DON MASDEN, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. HENRY M. PAULSON, JR., LLOYD C. BLANKFEIN, LORD BROWNE OF MADINGLEY, JOHN H. BRYAN, CLAES DAHLBACK, WILLIAM W. GEORGE, JAMES A. JOHNSON, EDWARD M. LIDDY, RUTH J. SIMMONS, JOHN L. WEINBERG, ROBERT J. HURST, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & COMPANY, GOLDMAN SACHS ASSET MANAGEMENT, L.P., and JOHN DOES NO. 1 THROUGH 100 Defendants.	§	Case No. ________________


U.S. DISTRICT COURT
FILED
JAN 12 2005
S.D. OF N.Y.

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Goldman Sachs Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Jeanne Masden and Don Masden file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each

individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV. 4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation.

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York City, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Jeanne Masden resides in Harris County, Texas at all relevant times owned one of the Funds.

B. Plaintiff Don Masden resides in Harris County, Texas at all relevant times owned one of the Funds.

Defendants.

11. Defendant The Goldman Sachs Group, Inc. is the ultimate parent of Goldman Sachs & Company and Goldman Sachs Asset Management. Through its subsidiaries and divisions, Defendant The Goldman Sachs Group markets, sponsors, and provides investments advisory,

distribution and administrative services to the Goldman Sachs Family of Funds, which consists of approximately 41 funds. The Goldman Sachs Group shall be referred to herein as the "Parent Company Defendant." The Goldman Sachs Group maintains its principal executive offices at 85 Broad Street, New York, New York 10004.

12. Henry M. Paulson, Jr., Lloyd C. Blankfein, Lord Browne of Madingley, John H. Bryan, Claes Dahlback, William W. George, James A. Johnson, Edward M. Liddy, Ruth J. Simmons, John L. Weinberg, Robert J. Hurst are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Goldman Sachs & Company is a registered investment advisor and has the responsibility for the day-to-day management of the Goldman Sachs Family of Funds. Goldman Sachs & Company has approximately $25 billion in assets under management in total. Goldman Sachs & Company is located at 85 Broad Street, New York, New York 10004.

B. Defendant Goldman Sachs Asset Management is a registered investment advisor and has the responsibility for the day-to-day management of the Goldman Sachs Family of Funds. Goldman Sachs Asset Management is located at 85 Broad Street, New York, New York 10004

Collectively, Goldman Sachs & Company and Goldman Sachs Asset Management shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries

on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002, through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Goldman Sachs Family of Funds held assets of approximately $25 billion. Approximately 28 of the 41 Goldman Sachs Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Goldman Sachs Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003

In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004

In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004

In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
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New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002

In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
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In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
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In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
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O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003

Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
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In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
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In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement

disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable

to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, New York 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

HENRY M. PAULSON, JR.
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

LLOYD C. BLANKFEIN
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

LORD BROWNE OF MADINGLEY
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

JOHN H. BRYAN
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

CLAES DAHLBACK
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

WILLIAM W. GEORGE
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

JAMES A. JOHNSON
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

EDWARD M. LIDDY
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

RUTH J. SIMMONS
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

JOHN L. WEINBERG
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

ROBERT J. HURST
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

THE GOLDMAN SACHS GROUP, INC.
85 Broad Street
New York, NY 10004

GOLDMAN, SACHS & COMPANY
85 Broad Street
New York, NY 10004

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
85 Broad Street
New York, NY 10004

JOHN DOES NO. 1 THROUGH 100

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00293-MGC

Prichard et al v. Armstrong et al
Assigned to: Judge Miriam Goldman Cedarbaum
Cause: 28:1331(a) Fed. Question: Real Property

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Jack Prichard
on Behalf of Himself and All Others Similarly Situated

represented by **Perry Weitz**
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

George Rickenbrode
on Behalf of Himself And All Others Similarly Situated

represented by **Perry Weitz**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Joe Rogers
on Behalf of Themselves And All Others Similarly Situated

represented by **Perry Weitz**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

William L. Armstrong

Defendant

Robert G. Avis

Defendant

George C. Bowen

Defendant

Edward L. Cameron

Defendant

Jon S. Fossel

Defendant

Sam Freedman

Defendant

Beverly L. Hamilton

Defendant

Robert J. Malone

Defendant

William Marshall

Defendant

John V. Murphy

Defendant

Thomas W. Courtney

Defendant

Paul Y. Clinton

Defendant

Rober G. Galli

Defendant

Lacy B. Herrmann

Defendant

Brian Wruble

Defendant

Oppenheimer & CO. Inc.

Defendant

Oppenheimer Funds Inc.

Defendant

John Does No. 1-100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone, William Marshall, John V. Murphy, Thomas W. Courtney, Paul Y. Clinton, Rober G. Galli, Lacy B. Herrmann, Brian Wruble, Oppenheimer & CO. Inc., Oppenheimer Funds Inc., John Does No. 1-100, William L. Armstrong, Robert G. Avis. (Filing Fee $ 150.00, Receipt Number 531033) Document filed by Jack Prichard, George Rickenbrode, Joe Rogers.(jno,) Modified on 1/14/2005 (jno,). (Entered: 01/14/2005)
01/12/2005		SUMMONS ISSUED as to George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone, William Marshall, John V. Murphy, Thomas W. Courtney, Paul Y. Clinton, Rober G. Galli, Lacy B. Herrmann, Brian Wruble, Oppenheimer & CO. Inc., Oppenheimer Funds Inc., John Does No. 1-100, William L. Armstrong, Robert G. Avis. (jno,) Modified on 1/14/2005 (jno,). (Entered:

		01/14/2005)
01/12/2005		Magistrate Judge Kevin N. Fox is so designated. (jno,) (Entered: 01/14/2005)
01/12/2005		Case Designated ECF. (jno,) (Entered: 01/14/2005)

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE CEDARBAUM

05 CV 0293

JACK PRICHARD, GEORGE RICKENBRODE, and JOE ROGERS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. WILLIAM L. ARMSTRONG, ROBERT G. AVIS, GEORGE C. BOWEN, EDWARD L. CAMERON, JON S. FOSSEL, SAM FREEDMAN, BEVERLY L. HAMILTON, ROBERT J. MALONE, F. WILLIAM MARSHALL, JR., JOHN V. MURPHY, THOMAS W. COURTNEY, PAUL Y. CLINTON, ROBERT G. GALLI, LACY B. HERRMANN, BRIAN WRUBLE, OPPENHEIMER & CO. INC., OPPENHEIMER FUNDS, INC., and JOHN DOES NO. 1 through 100, Defendants. JURY TRIAL DEMANDED	§	Case No. ________________


U.S. DISTRICT COURT
FILED
JAN 12 2005
S.D. OF N.Y.

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Oppenheimer Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Jack Prichard, George Rickenbrode, and Joe Rogers file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each

individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Jack Prichard resides in Warren County, Ohio and at all relevant times owned one of the Funds.

B. Plaintiff George Rickenbrode resides in Stark County, Ohio and at all relevant times owned one of the Funds.

C. Plaintiff Joe Rogers resides in Shelby County, Alabama and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Oppenheimer & Co. Inc. is the ultimate parent of OppenheimerFunds, Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments

advisory, distribution and administrative services to the Oppenheimer Family of Funds, which consists of approximately 51 funds. Oppenheimer & Co. Inc. shall be referred to herein as the "Parent Company Defendant." Oppenheimer & Co. Inc. maintains its principal executive offices at 125 Broad Street, New York, New York, 10004.

12. William L. Armstrong, Robert G. Avis, George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone, F. William Marshall, Jr., John V. Murphy, Thomas W. Courtney, Paul Y. Clinton, Robert G. Galli, Lacy B. Herrmann, and Brian Wruble are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Defendant OppenheimerFunds, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Oppenheimer Family of Funds. OppenheimerFunds, Inc. has approximately $100 billion in assets under management in total. OppenheimerFunds, Inc. is located at 225 Liberty Street, 11th Floor, 2 World Financial Center, New York, New York, 10281. OppenheimerFunds, Inc. shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil

Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002, through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Oppenheimer Family of Funds held assets of approximately $100 billion. Approximately 33 of the 51 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market

capitalization and market sector of the companies owned. As such, throughout the Class Period, the Oppenheimer Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004

Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003

In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003

Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004

In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once.

All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for

conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors

and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, New York 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

WILLIAM L. ARMSTRONG
6803 S. Tucson Way
Centennial, CO 80112-3924

ROBERT G. AVIS
6803 S. Tucson Way
Centennial, CO 80112-3924

GEORGE C. BOWEN
6803 S. Tucson Way
Centennial, CO 80112-3924

EDWARD L. CAMERON
6803 S. Tucson Way
Centennial, CO 80112-3924

JOHN S FOSSEL
6803 S. Tucson Way
Centennial, CO 80112-3924

SAM FREEDMAN
6803 S. Tucson Way
Centennial, CO 80112-3924

BEVERLY L. HAMILTON
6803 S. Tucson Way
Centennial, CO 80112-3924

ROBERT J. MALONE
6803 S. Tucson Way
Centennial, CO 80112-3924

F. WILLIAM MARSHALL, JR.
6803 S. Tucson Way
Centennial, CO 80112-3924

JOHN V. MURPHY
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008

THOMAS W. COURTNEY
6803 S. Tucson Way
Centennial, CO 80112-3924

PAUL Y. CLINTON
6803 S. Tucson Way
Centennial, CO 80112-3924

ROBERT G. GALLI
6803 S. Tucson Way
Centennial, CO 80112-3924

LACY B. HERRMANN
6803 S. Tucson Way
Centennial, CO 80112-3924

BRIAN WRUBLE
6803 S. Tucson Way
Centennial, CO 80112-3924

OPPENHEIMER & CO. INC.,
125 Broad Street
New York, New York 10004

OPPENHEIMER FUNDS, INC.
225 Liberty Street
11th Floor
2 World Financial Center
New York, New York 10281

JOHN DOES NO. 1 through 100

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00294-LTS

Fort et al v. Ades et al
Assigned to: Judge Laura Taylor Swain
Cause: 28:1331 Fed. Question

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Jimmy H. Fort
on behalf of themselves and all others similarly situated

represented by **J. Allen Carney**
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
212-558-5000
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Ave
Suite 1100
Dallas, TX 75219
214-521-3605
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

James Moye
on behalf of themselves and all others similarly situated

represented by **J. Allen Carney**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
(See above for address)
LEAD ATTORNEY

ATTORNEY TO BE NOTICED

Plaintiff

Barbara Moye
on behalf of themselves and all others similarly situated

represented by **J. Allen Carney**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Paul R. Ades

Defendant

Dwight B. Crane

Defendant

Frank G. Hubbard

Defendant

Jerome H. Miller

Defendant

Ken Miller

Defendant

R. Jay Gerken, CFA

Defendant

Herbert Barg

Defendant

Burt N. Dorsett

Defendant

Elliot S. Jaffe

Defendant

Stephen E. Kaufman

Defendant

Joseph J. McCann

Defendant

Cornelius C. Rose, Jr.

Defendant

Citigroup, Inc.

Defendant

Citigroup Global Markets Holdings Inc.
formerly known as
Saloman Smith Barney Holdings, Inc.

Defendant

Citigroup Asset Management

Defendant

Saloman Smith Barney, Inc.
doing business as
Smith Barney Asset Management
now known as
Citigroup Global Markets, Inc.

Defendant

Smith Barney Fund Management LLC.

Defendant

John Does No. 1 through 100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against Paul R. Ades, Dwight B. Crane, Frank G. Hubbard, Jerome H. Miller, Ken Miller, R. Jay Gerken, CFA, Herbert Barg, Burt N. Dorsett, Elliot S. Jaffe, Stephen E. Kaufman, Joseph J. McCann, Cornelius C. Rose, Jr, Citigroup, Inc., Citigroup Global Markets Holdings Inc., Citigroup Asset Management, Saloman Smith Barney, Inc., Smith Barney Fund Management LLC., John Does No. 1 through 100. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by Barbara Moye, Jimmy H. Fort, James Moye.(jeh,) (Entered: 01/14/2005)
01/12/2005		SUMMONS ISSUED as to Paul R. Ades, Dwight B. Crane, Frank G. Hubbard, Jerome H. Miller, Ken Miller, R. Jay Gerken, CFA, Herbert Barg, Burt N. Dorsett, Elliot S. Jaffe, Stephen E. Kaufman, Joseph J. McCann, Cornelius C. Rose, Jr, Citigroup, Inc., Citigroup Global Markets Holdings Inc., Citigroup Asset Management, Saloman Smith Barney, Inc., Smith Barney Fund Management LLC., John Does No. 1 through 100. (jeh,) (Entered: 01/14/2005)
01/12/2005		Magistrate Judge Douglas F. Eaton is so designated. (jeh,) (Entered: 01/14/2005)
01/12/2005		Case Designated ECF. (jeh,) (Entered: 01/14/2005)

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PACER Login:	ws0385	**Client Code:**	1000.065
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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE SWAIN

05 CV 0294

JIMMIE H. FORT, JAMES MOYE and BARBARA MOYE, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

PAUL R. ADES, DWIGHT B. CRANE, FRANK G. HUBBARD, JEROME H. MILLER, KEN MILLER, R. JAY GERKEN, CFA, HERBERT BARG, BURT N. DORSETT, ELLIOT S. JAFFE, STEPHEN E. KAUFMAN, JOSEPH J. MCCANN, CORNELIUS C. ROSE, JR., CITIGROUP, INC., CITIGROUP GLOBAL MARKETS HOLDINGS INC. F/K/A SALOMON SMITH BARNEY HOLDINGS INC., CITIGROUP ASSET MANAGEMENT, SALOMON SMITH BARNEY INC. N/K/A CITIGROUP GLOBAL MARKETS, INC. and D/B/A SMITH BARNEY ASSET MANAGEMENT, SMITH BARNEY FUND MANAGEMENT LLC, and JOHN DOES NO. 1 through 100,

Defendants.

JURY TRIAL DEMANDED

Case No. ____________


U.S. DISTRICT COURT
FILED
JAN 12 2005
S.D. OF N.Y.

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Smith Barney Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Jimmie H. Fort, James Moye and Barbara Moye file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Jimmie H. Fort resides in Jefferson County, Texas and at all relevant times owned one of the Funds.

B. Plaintiffs James Moye resides in Okaloosa County, Florida and at all relevant times owned one of the Funds.

C. Plaintiff Barbara Moye resided in Okaloosa County, Florida and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Defendant Citigroup, Inc. is the ultimate parent of Citigroup Global Markets Holdings Inc. f/k/a Salomon Smith Barney Holdings Inc., Citigroup Asset Management, Salomon Smith Barney Inc. n/k/a Citigroup Global Markets, Inc. and d/b/a Smith Barney Asset Management, and Smith Barney Fund Management LLC. Through its subsidiaries and divisions,

Citigroup, Inc. markets, sponsors, and provides investments advisory, distribution and administrative services to the Salomon Brothers Family of Funds, which consists of approximately 16 funds. Citigroup, Inc. shall be referred to herein as the "Parent Company Defendant." Citigroup, Inc. maintains its principal executive offices at 399 Park Avenue, New York, New York, 10043.

12. Paul R. Ades, Dwight B. Crane, Frank G. Hubbard, Jerome H. Miller, Ken Miller, R. Jay Gerken, CFA, Herbert Barg, Burt N. Dorsett, Elliot S. Jaffe, Stephen E. Kaufman, Joseph J. McCann, Cornelius C. Rose, Jr. are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Citigroup Global Markets Holdings Inc. f/k/a Salomon Smith Barney Holdings Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Salomon Brothers Family of Funds. Citigroup Global Markets Holdings Inc. f/k/a Salomon Smith Barney Holdings Inc. is located at 388 Greenwich Street, New York, New York, 10013.

B. Defendant Citigroup Asset Management is a registered investment advisor and has the responsibility for the day-to-day management of the Salomon Brothers Family of Funds. Citigroup Asset Management is located at 399 Park Avenue, 7th Floor, New York, New York, 10043.

C. Defendant Salomon Smith Barney Inc. n/k/a Citigroup Global Markets, Inc. and d/b/a Smith Barney Asset Management is a registered investment advisor and has the responsibility for the day-to-day management of the Salomon Brothers Family of Funds. Salomon Smith Barney Inc. n/k/a Citigroup Global Markets, Inc. and d/b/a Smith Barney Asset Management is located at 399 Park Avenue, New York, New York, 10022.

D. Defendant Smith Barney Fund Management LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Salomon Brothers Family of Funds. Smith Barney Fund Management LLC has approximately $58 billion in assets under management in total. Smith Barney Fund Management LLC is located at 399 Park Avenue, 4th Floor, New York, New York, 10022.. Collectively, Citigroup Global Markets Holdings Inc. f/k/a Salomon Smith Barney Holdings Inc., Citigroup Asset Management, Salomon Smith Barney Inc. n/k/a Citigroup Global Markets, Inc. and d/b/a Smith Barney Asset Management, and Smith Barney Fund Management LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Smith Barney Family of Funds held assets of approximately $58 billion. Approximately 45 of the 75 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Smith Barney Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003

In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation.	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	1/2/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003

Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
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In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
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New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004

In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
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25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor

who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary.");

Restatement (Second) of Agency Sec. 469 (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in

settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT

(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, New York 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

PAUL R. ADES, PLLC
181 W. Main Street
Suite C
Babylon, NY 11702

DWIGHT B. CRANE
Harvard Business School
Morgan Hall, #375
Boston, MA 02163

FRANK G. HUBBARD
Avatar International, Inc.
87 Whittredge Road
Summit, NJ 07901

JEROME H. MILLER
c/o R. Jay Gerken
399 Park Avenue, 4th Floor
New York, NY 10022

KEN MILLER
Young Stuff Apparel Group, Inc.
930 Fifth Avenue, Suite 610
New York, NY 10021

R. JAY GERKEN,CFA
CAM
399 Park Avenue, 4th Floor
New York, NY 10022

HERBERT BARG
1460 Drayton Lane
Wynnewood, PA 19096

BURT N. DORSETT
201 E. 62nd Street
New York, NY 10021

ELLIOT S. JAFFE
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, NY 10901

STEPHEN E. KAUFMAN
277 Park Avenue, 47th Floor
New York, NY 10172

JOSEPH J. MCCANN
200 Oak Park Place
Suite One
Pittsburgh, PA 15243

CORNELIUS C. ROSE, JR.
P.O. Box 5388
West Lebanon, NH 03784

CITIGROUP, INC.
399 Park Avenue
New York, NY 10043

CITIGROUP GLOBAL MARKETS HOLDINGS INC.
F/K/A SALOMON SMITH BARNEY HOLDINGS INC.
388 Greenwich Street
New York, NY 10013

CITIGROUP ASSET MANAGEMENT
399 Park Avenue,7th Floor
New York, NY 10043

SALOMON SMITH BARNEY, INC.
N/K/A CITIGROUP GLOBAL MARKETS, INC.
and D/B/A SMITH BARNEY ASSET MANAGEMENT
399 Park Avenue
New York, NY 10022

SMITH BARNEY FUND MANAGEMENT, LLC
399 Park Avenue, 4th Floor
New York, NY 10022

JOHN DOES NO. 1 through 100

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00297-BSJ

Polivka v. Auch et al
Assigned to: Judge Barbara S. Jones
Cause: 28:1332 Diversity-Property Damage

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Frank Polivka
on behalf of himself and all others similarly situated

represented by

Hank Bates
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, AR 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
Fax: 212-344-5461
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, TX 75219-4281
214-521-3605
Fax: 214-520-1181
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Walter E. Auch

Defendant

Frank K. Reilly

Defendant

Edward M. Roob

Defendant

Adela Cepeda

Defendant

Mikesell J. Thomas

Defendant

Margo N. Alexander

Defendant

UBS Global Asset Management Americas, Inc.,

Defendant

UBS Global Asset Management (New York), Inc.,

Defendant

SSGA Funds Management, Inc.,

Defendant

Marsico Capital Management, LLC

Defendant

Delaware Investments

Defendant

Westwood Management Corporation

Defendant

Institutional Capital Corporation

Defendant

Icm Asset Management, Inc.,

Defendant

Ariel Capital Management, L.L.C.

Defendant

John Does No. 1 through 100

Date Filed	#	Docket Text

01/12/2005	1	COMPLAINT against Adela Cepeda, Mikesell J. Thomas, Margo N. Alexander, UBS Global Asset Management Americas, Inc.,, UBS Global Asset Management (New York), Inc.,, SSGA Funds Management, Inc.,, Marsico Capital Management, LLC, Delaware Investments, Westwood Management Corporation, Institutional Capital Corporation, Icm Asset Management, Inc.,, Ariel Capital Management, L.L.C., John Does No. 1 through 100, Walter E. Auch, Frank K. Reilly, Edward M. Roob. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by Frank Polivka.(mo,) (Entered: 01/13/2005)
01/12/2005		SUMMONS ISSUED as to Adela Cepeda, Mikesell J. Thomas, Margo N. Alexander, UBS Global Asset Management Americas, Inc.,, UBS Global Asset Management (New York), Inc.,, SSGA Funds Management, Inc.,, Marsico Capital Management, LLC, Delaware Investments, Westwood Management Corporation, Institutional Capital Corporation, Icm Asset Management, Inc.,, Ariel Capital Management, L.L.C., John Does No. 1 through 100, Walter E. Auch, Frank K. Reilly, Edward M. Roob. (mo,) (Entered: 01/13/2005)
01/12/2005		Magistrate Judge Michael H. Dolinger is so designated. (mo,) (Entered: 01/13/2005)
01/12/2005		Case Designated ECF. (mo,) (Entered: 01/13/2005)

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

#1

JUDGE JONES

05 CV 0297

FRANK POLIVKA, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

WALTER E. AUCH, FRANK K. REILLY, EDWARD M. ROOB, ADELA CEPEDA, J. MIKESELL THOMAS, MARGO N. ALEXANDER, UBS FINANCIAL SERVICES, INC., UBS GLOBAL ASSET MANAGEMENT AMERICAS, INC., UBS GLOBAL ASSET MANAGEMENT (NEW YORK), INC., SSGA FUNDS MANAGEMENT, INC., MARSICO CAPITAL MANAGEMENT, LLC, DELAWARE INVESTMENTS, WESTWOOD MANAGEMENT CORPORATION, INSTITUTIONAL CAPITAL CORPORATION, ICM ASSET MANAGEMENT, INC., ARIEL CAPITAL MANAGEMENT, LLC, and JOHN DOES NO. 1 THROUGH 100

Defendants.

JURY TRIAL DEMANDED

Case No. ________


U.S. DISTRICT COURT
FILED
JAN 12 2005
S. D. OF N.Y.

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the UBS Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Frank Polivka files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff.

10. Plaintiff Frank Polivka resides in Galveston County, Texas, and at all relevant times owned one of the Funds.

Defendants.

11. Defendant UBS Financial Services, Inc. is the ultimate parent of UBS Global Asset Management Americas, Inc. and UBS Global Asset Management (New York), Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the UBS Family of Funds, which consists of approximately 23 funds. UBS Financial Services, Inc. shall be referred to herein as the "Parent Company Defendant." UBS Financial Services, Inc. maintains its principal executive offices at 1285 Avenue of the Americas, New York, NY 10019.

12. Walter E. Auch, Frank K. Reilly, Edward M. Roob, Adela Cepeda, J. Mikesell Thomas, Margo N. Alexander are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant UBS Global Asset Management Americas, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Global Asset Management Americas, Inc. has approximately $10 billion in assets under management in total. UBS Global Asset Management Americas, Inc. is located at One N. Wacker Dr., 37th Fl, UBS Tower, Chicago, IL 60606.

B. Defendant UBS Global Asset Management (New York), Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. UBS Global Asset Management (New York), Inc. is located at 51 W. 52nd St., 23rd Fl New York, NY 10019-6076.

C. Defendant SSGA Funds Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. SSGA Funds Management, Inc. is located at One Lincoln St., 27th Fl, Boston, MA 02111-2900.

D. Defendant Marsico Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Marsico Capital Management, LLC is located at 1200 17th St., #1300, Denver, CO 80202.

E. Defendant Delaware Investments is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Delaware Investments One Commerce Square is located at 2005 Market Street, Philadelphia, PA 19103.

F. Defendant Westwood Management Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Westwood Management Corporation is located at 300 Crescent Ct., #1300, Dallas, TX 75201.

G. Defendant Institutional Capital Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Institutional Capital Corporation is located at 225 W. Wacker Dr., #2400, Chicago, IL 60606-6304.

H. Defendant ICM Asset Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. ICM Asset Management, Inc. is located at 601 W. Main Avenue #600, Spokane, WA 99201.

I. Defendant Ariel Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Ariel Capital Management, LLC is located at 200 E. Randolph Dr., 29th Fl, Chicago, IL 60601.

Collectively, UBS Global Asset Management Americas, Inc., UBS Global Asset Management (New York), Inc., SSGA Funds Management, Inc., Marsico Capital Management, LLC, Delaware Investments, Westwood Management Corporation, Institutional Capital Corporation, ICM Asset Management, Inc., and Ariel Capital Management, LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is a representative party for the Class and is able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the UBS Family of Funds held assets of approximately $10 billion. Approximately 15 of the 23 UBS Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the UBS Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003

Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004

Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003

In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003

In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiff's rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiff's investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacity as an individual investor. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of

Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff is entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit

Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiff demands a jury trial.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

WALTER E. AUCH
6001 N. 62nd Place
Paradise Valley, AZ 85253

FRANK K. REILLY
Mendoza College of Business
University of Notre Dame
Notre Dame, IN 46556-5649

EDWARD M. ROOB
841 Woodbine Lane
Northbrook, IL 60002

ADELA CEPEDA
A.C. Advisory, Inc.
161 No. Clark Street
Suite 4975
Chicago, IL 60601

J. MIKESELL THOMAS
c/o UBS Global Asset Management
One N. Wacker Drive
Chicago, IL 60606

MARGO N. ALEXANDER
c/o UBS Global Asset Management
57 West 52nd Street
New York, NY 10019

UBS FINANCIAL SERVICES, INC.
1285 Avenue of the Americas
New York, NY 10019

UBS GLOBAL ASSET MANAGEMENT AMERICAS, INC.
One N. Wacker Dr., 37th Fl.
UBS Tower
Chicago, IL 60606

UBS GLOBAL ASSET MANAGEMENT (NEW YORK), INC.
51 W. 52nd St., 23rd Fl.
New York, NY 10019-6076

SSGA FUNDS MANAGEMENT, INC.
One Lincoln St., 27th Fl.
Boston, MA 02111-2900

MARSICO CAPITAL MANAGEMENT, LLC
1200 17th St., #1300
Denver, CO 80202

DELAWARE INVESTMENTS
2005 Market Street
Philadelphia, PA 19103

WESTWOOD MANAGEMENT CORPORATION
300 Crescent Ct., #1300
Dallas, TX 75201

INSTITUTIONAL CAPITAL CORPORATION
225 W. Wacker Dr., #2400
Chicago, IL 60606-6304

ICM ASSET MANAGEMENT, INC.
601 W. Main Avenue, #600
Spokane, WA 99201

ARIEL CAPITAL MANAGEMENT, LLC
200 E. Randolph Dr., 29th Fl.
Chicago, IL 60601

JOHN DOES NO. 1 THROUGH 100

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00298-WHP

Polivka v. Catell et al
Assigned to: Judge William H. Pauley, III
Cause: 28:1332 Diversity-Property Damage

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Frank Polivka
on behalf of himself and all others similarly situated

represented by

Hank Bates
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, AR 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
Fax: 212-344-5461
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K. Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, TX 75219-4281
214-521-3605
Fax: 214-520-1181
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Robert B. Catell

Defendant

John R. Galvin

Defendant

Alice S. Ilchman

Defendant

Frank A. McPherson

Defendant

John E. Merow

Defendant

Betsy S. Michel

Defendant

William C. Morris

Defendant

Leroy C. Richie

Defendant

Robert L. Shafer

Defendant

James N. Whitson

Defendant

Brian T. Zino

Defendant

Seligman, Inc.,

Defendant

J. & W. Seligman & Co., Inc.,

Defendant

John Does No. 1 through 100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against Frank A. McPherson, John E. Merow, Betsy S. Michel, William C. Morris, Leroy C. Richie, Robert L. Shafer, James N. Whitson, Brian T. Zino, Seligman, Inc.,, J. & W. Seligman & Co., Inc.,, John Does No. 1 through 100, Robert B. Catell, John R. Galvin, Alice S. Ilchman. (Filing Fee $ 150.00, Receipt Number 531033) Document filed by Frank Polivka.(mo,) (Entered: 01/13/2005)
01/12/2005		SUMMONS ISSUED as to Frank A. McPherson, John E. Merow, Betsy S. Michel, William C. Morris, Leroy C. Richie, Robert L. Shafer, James N. Whitson, Brian T. Zino, Seligman, Inc.,, J. & W. Seligman & Co., Inc.,, John Does No. 1 through 100,

		Robert B. Catell, John R. Galvin, Alice S. Ilchman. (mo,) (Entered: 01/14/2005)
01/12/2005		Magistrate Judge Maas, Frank is so designated. (mo,) (Entered: 01/14/2005)
01/12/2005		Case Designated ECF. (mo,) (Entered: 01/14/2005)

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Judge Pauley 05 CV 0298

FRANK POLIVKA, on Behalf of Himself and All Others Similarly Situated,	§	
Plaintiff,	§	
v.	§	Case No.
ROBERT B. CATELL, JOHN R. GALVIN, ALICE S. ILCHMAN, FRANK A. McPHERSON, JOHN E. MEROW, BETSY S. MICHEL, WILLIAM C. MORRIS, LEROY C. RICHIE, ROBERT L. SHAFER, JAMES N. WHITSON, BRIAN T. ZINO, SELIGMAN, INC., J. & W. SELIGMAN & CO., INC., and JOHN DOES NO. 1 THROUGH 100,	§	
Defendants.	§	
JURY TRIAL DEMANDED	§	

U.S. DISTRICT COURT
FILED
JAN 12 2005
S.D. OF N.Y.

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Seligman Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq*., by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Frank Polivka files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff.

10. A. Plaintiff Frank Polivka resides in Galveston County, Texas and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Seligman, Inc. is the ultimate parent of J. & W. Seligman & Co., Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Seligman. Family of Funds, which consists of approximately 40 funds. Seligman, Inc. shall be referred to herein as the "Parent Company Defendant." Seligman, Inc. maintains its principal executive offices at 100 Park Ave. 7th Floor, New York, New York 10017.

12. Robert B. Catell, John R. Galvin, Alice S. Ilchman, Frank A. McPherson, John E. Merow, Betsy S. Michel, William C. Morris, Leroy C. Richie, Robert L. Shafer, James N. Whitson,

Brian T. Zino are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Defendant J. & W. Seligman & Co., Inc is a registered investment advisor and has the responsibility for the day-to-day management of the Seligman Family of Funds. J. & W. Seligman & Co., Inc has approximately $8 billion in assets under management in total. J. & W. Seligman & Co., Inc is located at 100 Park Ave. 7th Floor, New York, New York 10017. Collectively, J. & W. Seligman & Co., Inc. shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is a representative party for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Seligman Family of Funds held assets of approximately $8 billion. Approximately 18 of the 40 Seligman Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Seligman Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate

in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002

In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	9/25/2003
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001

Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001

In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003

In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiff's rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiff's investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacity as individual investors. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation

in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff is entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes

a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors

and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiff demands a jury trial.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

ROBERT B. CATELL
100 Park Avenue, 8th Floor
New York, NY 10017

JOHN R. GALVIN
100 Park Avenue, 8th Floor
New York, NY 10017

ALICE S. ILCHMAN
100 Park Avenue, 8th Floor
New York, NY 10017

FRANK A. McPHERSON
100 Park Avenue, 8th Floor
New York, NY 10017

JOHN E. MEROW
100 Park Avenue, 8th Floor
New York, NY 10017

BETSY S. MICHEL
100 Park Avenue, 8th Floor
New York, NY 10017

WILLIAM C. MORRIS
100 Park Avenue, 8th Floor
New York, NY 10017

LEROY C. RICHIE
100 Park Avenue, 8th Floor
New York, NY 10017

ROBERT L. SHAFER
100 Park Avenue, 8th Floor
New York, NY 10017

JAMES N. WHITSON
100 Park Avenue, 8th Floor
New York, NY 10017

BRIAN T. ZINO
100 Park Avenue, 8th Floor
New York, NY 10017

SELIGMAN, INC.
100 Park Ave. 7th Floor
New York, New York 10017

J. & W. SELIGMAN & CO., INC.
100 Park Ave. 7th Floor
New York, New York 10017

JOHN DOES NO. 1 THROUGH 100

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00299-SAS

Montgomery et al v. Baron et al
Assigned to: Judge Shira A. Scheindlin
Cause: 28:1331 Fed. Question: Other

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Carrol B Montgomery
on behalf of herself and all others similarly situated

represented by **Hank Bates**
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
Baron & Budd, P.C.
Suite 1100
3102 Oak Lawn Avenue
Dallas, TX 75219-4281
214-521-3605
Fax: 214-520-1181
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Kenneth Parks
on behalf of himself and all others similarly situated

represented by **Hank Bates**
(See above for address)
LEAD ATTORNEY

ATTORNEY TO BE NOTICED

J. Allen Carney
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Ronald Baron

Defendant

Linda S. Martinson

Defendant

Morty Schaja

Defendant

Norman S. Edelcup

Defendant

Charles N. Mathewson

Defendant

Harold W. Milner

Defendant

Raymond Noveck

Defendant

M.D. David A. Silverman

Defendant

Baron Capital Group, Inc.

Defendant

Bamco, Inc.

Defendant

John Does Nos. 1-100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against Ronald Baron, Linda S. Martinson, Morty Schaja, Norman S. Edelcup, Charles N. Mathewson, Harold W. Milner, Raymond Noveck, David A. Silverman, Baron Capital Group, Inc., Bamco, Inc., John Does Nos. 1-100. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by Carrol B Montgomery, Kenneth Parks.(rdi,) (Entered: 01/14/2005)
01/12/2005		SUMMONS ISSUED as to Ronald Baron, Linda S. Martinson, Morty Schaja, Norman S. Edelcup, Charles N. Mathewson, Harold W. Milner, Raymond Noveck, David A. Silverman, Baron Capital Group, Inc., Bamco, Inc., John Does Nos. 1-100. (rdi,) (Entered: 01/14/2005)
01/12/2005		Case Designated ECF. (rdi,) (Entered: 01/14/2005)
01/12/2005		Magistrate Judge Douglas F. Eaton is so designated. (rdi,) (Entered: 01/14/2005)

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE SCHEINDLIN

05 CV 0299

CARROL B. MONTGOMERY and KENNETH PARKS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. RONALD BARON, LINDA S. MARTINSON, MORTY SCHAJA, NORMAN S. EDELCUP, CHARLES N. MATHEWSON, HAROLD W. MILNER, RAYMOND NOVECK, DAVID A. SILVERMAN, M.D., BARON CAPITAL GROUP, INC., BAMCO, INC. and JOHN DOE DEFENDANTS NO. 1 through 100, Defendants. JURY TRIAL DEMANDED	§	Case No. ____________


U.S. DISTRICT COURT
FILED
JAN 12 2005
S.D. OF N.Y.

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Baron Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Carrol B. Montgomery and Kenneth Parks file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Carrol B. Montgomery resides in Dallas County, Texas at all relevant times owned one of the Funds.

B. Plaintiff Kenneth Parks resides in Shelby County, Alabama at all relevant times owned one of the Funds.

Defendants.

11. Defendant Baron Capital Group is the ultimate parent of BAMCO, Inc.. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Baron Family of Funds, which consists of 6 funds. Baron Capital Group, Inc. shall be referred to herein as the "Parent Company Defendant." Baron Capital Group, Inc. maintains its principal executive offices at 767 5th Ave., 49th Floor, New York, New York 10053.

12. Ronald Baron, Linda S. Martinson, Morty Schaja, Norman S. Edelcup, Charles N. Mathewson, Harold W. Milner, Raymond Noveck and David A. Silverman, M.D. are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. Defendant BAMCO, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Baron Family of Funds. BAMCO has approximately $7 billion in assets under management in total. BAMCO, Inc. is located at 767 5th Ave., 49th Floor, New York, New York 10053. BAMCO, Inc. shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002, through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Baron Family of Funds held assets of approximately $7 billion. All five of the Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Baron Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate

in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
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In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
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In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
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In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
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In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002

In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
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Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
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In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
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In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004

In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
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In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
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In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
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Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
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25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation

in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes

a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in

settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

RONALD BARON
767 Fifth Avenue, 49th Floor
New York, NY 10153

LINDA S. MARTINSON
767 Fifth Avenue, 49th Floor
New York, NY 10153

MORTY SCHAJA
767 Fifth Avenue, 49th Floor
New York, NY 10153

NORMAN S. EDELCUP
244 Atlantic Isles
Sunny Isles Beach, FL 33160

CHARLES N. MATHEWSON
9295 Prototype Road
Reno, NV 89521

HAROLD W. MILNER
2293 Morningstar Drive
Park City, UT 84060

RAYMOND NOVECK
31 Karen Road
Waban, MA 02168

DAVID A. SILVERMAN, M.D.
146 Central Park West
New York, NY 10024

BARON CAPITAL GROUP, INC.
767 5th Avenue, 49th Floor
New York, New York 10053

BAMCO, INC.
767 5th Avenue, 49th Floor
New York, New York 10053

JOHN DOE DEFENDANTS NO. 1 through 100,

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00300-AKH

McWilliams
Assigned to: Judge Alvin K. Hellerstein
Cause: 28:1331 Fed. Question: Other

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

George McWilliams
on behalf of himself and all others similarly situated

represented by **Hank Bates**
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Dallas, TX 75219-4281
214-521-3605
Fax: 214-520-1181
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Paul E. Rollins
on behalf of himself and all others similarly situated

represented by **Hank Bates**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Mario J. Gabelli

Defendant

Anthony J. Colavita

Defendant

James P. Conn

Defendant

John D. Gabelli

Defendant

Karl Otto Pohl

Defendant

Anthony R. Pustorino

Defendant

M.D. Werner J. Roeder

Defendant

Anthonie C. Van Ekris

Defendant

Salvatore J. Zizza

Defendant

Dugald A. Fletcher

Defendant

Robert J. Morrissey

Defendant

Vincent D. Enright

Defendant

Mary E. Hauck

Defendant

E. Val Cerutti

Defendant

Gabelli Asset Management, Inc.

Defendant

Gabelli Asset Management Company

Defendant

Gabelli Funds, LLC

Defendant

Gabelli Advisors, Inc.

Defendant

John Does Nos. 1 through 100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against Mario J. Gabelli, Anthony J. Colavita, James P. Conn, John D. Gabelli, Karl Otto Pohl, Anthony R. Pustorino, Werner J. Roeder, Anthonie C. Van Ekris, Salvatore J. Zizza, Dugald A. Fletcher, Robert J. Morrissey, Vincent D. Enright, Mary E. Hauck, E. Val Cerutti, Gabelli Asset Management, Inc., Gabelli Asset Management Company, Gabelli Funds, LLC, Gabelli Advisors, Inc., John Does Nos. 1 through 100. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by Paul E. Rollins, George McWilliams.(rdi,) (Entered: 01/14/2005)
01/12/2005		SUMMONS ISSUED as to Mario J. Gabelli, Anthony J. Colavita, James P. Conn, John D. Gabelli, Karl Otto Pohl, Anthony R. Pustorino, Werner J. Roeder, Anthonie C. Van Ekris, Salvatore J. Zizza, Dugald A. Fletcher, Robert J. Morrissey, Vincent D. Enright, Mary E. Hauck, E. Val Cerutti, Gabelli Asset Management, Inc., Gabelli Asset Management Company, Gabelli Funds, LLC, Gabelli Advisors, Inc., John Does Nos. 1 through 100. (rdi,) (Entered: 01/14/2005)
01/12/2005		Case Designated ECF. (rdi,) (Entered: 01/14/2005)
01/12/2005		Magistrate Judge Henry B. Pitman is so designated. (rdi,) (Entered: 01/14/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 16:18:34			
PACER Login:	ws0385	**Client Code:**	1000.065
Description:	Docket Report	**Search Criteria:**	1:05-cv-00300-AKH

Billable Pages:	2	Cost:	0.16

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

05 CV 0300

GEORGE MCWILLIAMS and PAUL E. ROLLINS, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

MARIO J. GABELLI, ANTHONY J. COLAVITA, JAMES P. CONN, JOHN D. GABELLI, KARL OTTO POHL, ANTHONY R. PUSTORINO, WERNER J. ROEDER, M.D., ANTHONIE C. VAN EKRIS, SALVATORE J. ZIZZA, DUGALD A. FLETCHER, ROBERT J. MORRISSEY, VINCENT D. ENRIGHT, MARY E. HAUCK, E. VAL CERUTTI, GABELLI ASSET MANAGEMENT INC., GABELLI ASSET MANAGEMENT COMPANY, GABELLI FUNDS, LLC, GABELLI ADVISORS, INC., and JOHN DOES NO. 1 THROUGH 100

Defendants.

JURY TRIAL DEMANDED

§ Case No. ____________

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Gabelli Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. George McWilliams and Paul E. Rollins file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Rye, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff George McWilliams resides in Colbert County, Alabama at all relevant times owned one of the Funds.

B. Plaintiff Paul E. Rollins resides in Collin County, Texas at all relevant times owned one of the Funds.

Defendants.

11. Defendant Gabelli Asset Management, Inc. is the ultimate parent of Gabelli Asset Management Company, Gabelli Funds, LLC, and Gabelli Advisors, Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Gabelli Family of Funds, which consists of approximately 25 funds. Gabelli Asset Management, Inc. shall be referred to herein as the "Parent Company Defendant."

Gabelli Asset Management, Inc. maintains its principal executive offices at One Corporate Center, Rye, New York 10580.

12. Mario J. Gabelli, Anthony J. Colavita, James P. Conn, John D. Gabelli, Karl Otto Pohl, Anthony R. Pustorino, Werner J. Roeder, M.D., Anthonie C. Van Ekris, Salvatore J. Zizza, Dugald A. Fletcher, Robert J. Morrissey, Vincent D. Enright, Mary E. Hauck, E. Val Cerutti are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Gabelli Asset Management Company is a registered investment advisor and has the responsibility for the day-to-day management of the Gabelli Family of Funds. Gabelli Asset Management Company has approximately $7 billion in assets under management in total. Gabelli Asset Management Company is located at One Corporate Center
Rye, New York 10580.

B. Defendant Gabelli Funds, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Gabelli Family of Funds. Gabelli Funds, LLC is located at One Corporate Center, Rye, New York 10580.

C. Defendant Gabelli Advisors, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Gabelli Family of Funds. Gabelli Advisors, Inc. is located at One Corporate Center, Rye, New York 10580.

Collectively, Gabelli Asset Management Company, Gabelli Funds, LLC and Gabelli Advisors, Inc. shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct

alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Gabelli Family of Funds held assets of approximately $7 billion. Approximately 24 of the 25 Gabelli Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Gabelli Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003

In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004

In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004

In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002

In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003

Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement

disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable

to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

MARIO J. GABELLI
One Corporate Center
Rye, NY 10580

ANTHONY J. COLAVITA
One Corporate Center
Rye, NY 10580

JAMES P. CONN
One Corporate Center
Rye, NY 10580

JOHN D. GABELLI
One Corporate Center
Rye, NY 10580

KARL OTTO POHL
One Corporate Center
Rye, NY 10580

ANTHONY R. PUSTORINO
One Corporate Center
Rye, NY 10580

WERNER J. ROEDER, M.D.
One Corporate Center
Rye, NY 10580

ANTHONIE C. VAN EKRIS
One Corporate Center
Rye, NY 10580

SALVATORE J. ZIZZA
One Corporate Center
Rye, NY 10580

DUGALD A. FLETCHER
One Corporate Center
Rye, NY 10580

ROBERT J. MORRISSEY
One Corporate Center
Rye, NY 10580

VINCENT D. ENRIGHT
One Corporate Center
Rye, NY 10580

MARY E. HAUCK
One Corporate Center
Rye, NY 10580

E. VAL CERUTTI
One Corporate Center
Rye, NY 10580

GABELLI ASSET MANAGEMENT INC.
One Corporate Center
Rye, NY 10580

GABELLI ASSET MANAGEMENT COMPANY
One Corporate Center
Rye, NY 10580

GABELLI FUNDS, LLC
One Corporate Center
Rye, NY 10580

GABELLI ADVISORS, INC.
One Corporate Center
Rye, NY 10580

JOHN DOES NO. 1 THROUGH 100

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00301-DAB

Hudson et al v. Carlson et al
Assigned to: Judge Deborah A. Batts
Cause: 28:1331 Fed. Question: Other

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Billy Hudson
on behalf of himself and all others similarly situated

represented by **Hank Bates**
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038
(212) 558-5500
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Dallas, TX 75219-4281
214-521-3605
Fax: 214-520-1181
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Paul Oliver
on behalf of himself and all others similarly situated

represented by **Hank Bates**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Rose Oilver
on behalf of herself and all others similarly situated

represented by **Hank Bates**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

J. Allen Carney
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Perry Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Arne H. Carlson

Defendant

Philip J. Carroll

Defendant

Livio D. Desimone

Defendant

Hutter F. Hutter

Defendant

Anne P. Jones

Defendant

Stephen R. Lewis, Jr.

Defendant

Alan G. Quasha

Defendant

Alan K. Simpson

Defendant

Alison Taunton-Rigby

Defendant

Barbara H. Fraser

Defendant

Stephen W. Roszell

Defendant

William F. Truscott

Defendant

American Express Company

Defendant

American Express Financial Corporation

Defendant

American Century Investment Management, Inc.

Defendant

Wellington Management Company, LLP

Defendant

Lord Abbett and Co. LLC.

Defendant

John Does Nos. 1 through 100

Date Filed	#	Docket Text
01/12/2005	1	COMPLAINT against Arne H. Carlson, Philip J. Carroll, Livio D. Desimone, Hutter F. Hutter, Anne P. Jones, Stephen R. Lewis, Jr, Alan G. Quasha, Alan K. Simpson, Alison Taunton-Rigby, Barbara H. Fraser, Stephen W. Roszell, William F. Truscott, American Express Company, American Express Financial Corporation, American Century Investment Management, Inc., Wellington Management Company, LLP, Lord Abbett and Co. LLC., John Does Nos. 1 through 100. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by Rose Oilver, Billy Hudson, Paul Oliver.(rdi,) (Entered:

		01/14/2005)
01/12/2005		SUMMONS ISSUED as to Arne H. Carlson, Philip J. Carroll, Livio D. Desimone, Hutter F. Hutter, Anne P. Jones, Stephen R. Lewis, Jr, Alan G. Quasha, Alan K. Simpson, Alison Taunton-Rigby, Barbara H. Fraser, Stephen W. Roszell, William F. Truscott, American Express Company, American Express Financial Corporation, American Century Investment Management, Inc., Wellington Management Company, LLP, Lord Abbett and Co. LLC., John Does Nos. 1 through 100. (rdi,) (Entered: 01/14/2005)
01/12/2005		Case Designated ECF. (rdi,) (Entered: 01/14/2005)
01/12/2005		Magistrate Judge Ronald Ellis is so designated. (rdi,) (Entered: 01/14/2005)

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

05 CV 0301

JUDGE BATTS

BILLY HUDSON, PAUL OLIVER and ROSE OLIVER, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

ARNE H. CARLSON, PHILIP J. CARROLL, JR., LIVIO D. DESIMONE, HEINZ F. HUTTER, ANNE P. JONES, STEPHEN R. LEWIS, JR., ALAN G. QUASHA, ALAN K. SIMPSON, ALISON TAUNTON-RIGBY, BARBARA H. FRASER, STEPHEN W. ROSZELL, WILLIAM F. TRUSCOTT, AMERICAN EXPRESS COMPANY, AMERICAN EXPRESS FINANCIAL CORPORATION, AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., WELLINGTON MANAGEMENT COMPANY LLP, LORD ABBETT and CO. LLC, and JOHN DOES NO. 1 through 100,

Defendants.

§ Case No.

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the American Express Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Billy Hudson, Paul Oliver, and Rose Oliver file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each

individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Billy Hudson resides in Smith County, Texas and at all relevant times owned one of the Funds.

B. Plaintiff Paul Oliver resides in Marion County, West Virginia and at all relevant times owned one of the Funds.

C. Plaintiff Rose Oliver resides in Marion County, West Virginia and at all relevant times owned one of the Funds.

Defendants.

11. Defendant American Express Company is the ultimate parent of American Express Financial Corporation. Through its subsidiaries and divisions, American Express Company markets, sponsors, and provides investments advisory, distribution and administrative services to the American Express Family of Funds, which consists of approximately 61 funds. American Express Company shall be referred to herein as the "Parent Company Defendant." American Express Company maintains its principal executive offices at American Express Tower, World Financial Center, New York, New York, 10285.

12. Arne H. Carlson, Philip J. Carroll, Jr., Livio D. DeSimone, Heinz F. Hutter, Anne P. Jones, Stephen R. Lewis, Jr., Alan G. Quasha, Alan K. Simpson, Alison Taunton-Rigby, Barbara H. Fraser, Stephen W. Roszell, and William F. Truscott are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant American Express Financial Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the American Express Family of Funds. American Express Financial Corporation has approximately $59 billion in assets under management in total. American Express Financial Corporation is located at 200 AXP Financial Center, Minneapolis, Minnesota, 55474.

B. Defendant American Century Investment Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the American Express Family of Funds. American Century Investment Management, Inc. is located at 4500 Main Street, Kansas City, Missouri, 64111.

C. Wellington Management Company LLP is a registered investment advisor and has the responsibility for the day-to-day management of the American Express Family of Funds.

Wellington Management Company LLP is located at 75 State Street, 19th Floor, Boston, Massachusetts, 02109-1809.

D. Defendant Lord Abbett and Co. LLC is a registered investment advisor and has the responsibility for the day-to-day management of the American Express Family of Funds. Lord Abbett and Co. LLC is located at 90 Hudson Street, 11th Floor, Jersey City, New Jersey, 07302. Collectively, American Express Financial Corporation, American Century Investment Management, Inc., Wellington Management Company LLP, and Lord Abbett and Co. LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the American Express Family of Funds held assets of approximately $59 billion. Approximately 42 of the 61 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the American Express Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate

in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002

In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
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In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
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In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
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In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
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Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
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Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
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In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002

In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
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In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003

In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
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25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See*

Rasmussen v. A.C.T. Environmental Services Inc., 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

ARNE H. CARLSON
901 S. Marquette Avenue
Minneapolis, MN 55402

PHILIP J. CARROLL, JR.
901 S. Marquette Avenue
Minneapolis, MN 55402

LIVIO D. DESIMONE
30 Seventh Street East
Suite 3050
St. Paul, MN 55101

HEINZ F. HUTTER
901 S. Marquette Avenue
Minneapolis, MN 55402

ANNE P. JONES
901 S. Marquette Avenue
Minneapolis, MN 55402

STEPHEN R. LEWIS, JR.
901 S. Marquette Avenue
Minneapolis, MN 55402

ALAN G. QUASHA
901 S. Marquette Avenue
Minneapolis, MN 55402

ALAN K. SIMPSON
1201 Sunshine Avenue
Cody, WY 82414

ALISON TAUNTON-RIGBY
901 S. Marquette Avenue
Minneapolis, MN 55402

BARBARA H. FRASER
1546 AXP Financial Center
Minneapolis, MN 55474

STEPHEN W. ROSZELL
50238 AXP Financial Center
Minneapolis, MN 55474

WILLIAM F. TRUSCOTT
53600 AXP Financial Center
Minneapolis, MN 55474

AMERICAN EXPRESS COMPANY
American Express Tower
World Financial Center
New York, NY 10285

AMERICAN EXPRESS FINANCIAL CORPORATION
200 AXP Financial Center
Minneapolis, MN 55474

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
4500 Main Street
Kansas City, MO 64111

WELLINGTON MANAGEMENT COMPANY LLP
75 State Street, 19th Floor
Boston, MA 02109-1809

LORD ABBETT and CO. LLC
90 Hudson Street, 11th Floor
Jersey City, NJ 07302

JOHN DOES NO. 1 through 100

ECF

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-00302-HB

Hoppe et al v. Lane et al
Assigned to: Judge Harold Baer
Cause: 28:1331 Fed. Question

Date Filed: 01/12/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

David Hoppe
on behalf of themselves and all others similarly situated

represented by **J. Allen Carney**
Cauley Bowman Carney & Williams, L.L.P.
11311 Arcade Dr., Suite 200
Little Rock, Ar 72212
501-312-8500
Fax: 501-312-8505
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul Weitz
Weitz & Luxenberg, P.C.
180 Maiden Lane
New York, NY 10038-4925
212-558-5500
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Dallas, TX 75219-4281
214-521-3605
Fax: 214-520-1181
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Judith Hoppe
on behalf of themselves and all others similarly situated

represented by **J. Allen Carney**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
(See above for address)
LEAD ATTORNEY

ATTORNEY TO BE NOTICED

Plaintiff

John Mitchell
on behalf of themselves and all others similarly situated

represented by **J. Allen Carney**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Paul Weitz
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Randall K Pulliam
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Jeffrey B. Lane

Defendant

Robert Matza

Defendant

Kevin Handwerker

Defendant

Jeffrey S. Maurer

Defendant

Jack Rivkin

Defendant

Peter E. Sundman

Defendant

Neuberger Berman, Inc.

Defendant

Neuberger Berman Management, Inc.

Defendant

Neuberger Berman, LLC

Defendant

John Does No. 1 through 100

Date Filed	#	Docket Text

01/12/2005	1	COMPLAINT against Jeffrey B. Lane, Robert Matza, Kevin Handwerker, Jeffrey S. Maurer, Jack Rivkin, Peter E. Sundman, Neuberger Berman, Inc., Neuberger Berman Management, Inc., Neuberger Berman, LLC, John Does No. 1 through 100. (Filing Fee $ 150.00, Receipt Number 531033)Document filed by John Mitchell, David Hoppe, Judith Hoppe.(jeh,) (Entered: 01/14/2005)
01/12/2005		SUMMONS ISSUED as to Jeffrey B. Lane, Robert Matza, Kevin Handwerker, Jeffrey S. Maurer, Jack Rivkin, Peter E. Sundman, Neuberger Berman, Inc., Neuberger Berman Management, Inc., Neuberger Berman, LLC, John Does No. 1 through 100. (jeh,) (Entered: 01/14/2005)
01/12/2005		Magistrate Judge Michael H. Dolinger is so designated. (jeh,) (Entered: 01/14/2005)
01/12/2005		Case Designated ECF. (jeh,) (Entered: 01/14/2005)

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PACER Login:	ws0385	**Client Code:**	1000.065
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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE BAER

DAVID HOPPE, JUDITH HOPPE and JOHN MITCHELL, on Behalf of Themselves and All Others Similarly Situated,	§	05 CV 302
Plaintiffs,	§	
v.	§	Case No. ______
JEFFREY B. LANE, ROBERT MATZA, KEVIN HANDWERKER, JEFFREY S. MAURER, JACK RIVKIN, PETER E. SUNDMAN, NEUBERGER BERMAN, INC., NEUBERGER BERMAN MANAGEMENT, INC, NEUBERGER BERMAN, LLC, and JOHN DOES NO. 1 THROUGH 100	§	
Defendants.	§	
JURY TRIAL DEMANDED	§	


U.S. DISTRICT COURT
FILED
JAN 12 2005
S.D. OF N.Y.

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Neuberger Berman Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. David Hoope, Judith Hoppe and John Mitchell file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each

individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York City, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiffs David Hoppe and Judith Hoppe reside in Clackamus County, Oregon and at all relevant times owned one of the Funds.

B. Plaintiff John Mitchell resides in Oneida County, New York and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Neuberger Berman, Inc. is the ultimate parent of Neuberger Berman Management, Inc. and Neuberger Berman, LLC. Through its subsidiaries and divisions, Defendant Neuberger Berman, Inc. markets, sponsors, and provides investments advisory, distribution and

administrative services to the Neuberger Berman Family of Funds, which consists of approximately 15 funds. Neuberger Berman, Inc. shall be referred to herein as the "Parent Company Defendant." Neuberger Berman, Inc. maintains its principal executive offices at 605 Third Avenue, New York, NY 10158.

12. Jeffrey B. Lane, Robert Matza, Kevin Handwerker, Jeffrey S. Maurer, Jack Rivkin, Peter E. Sundman are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Neuberger Berman Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Neuberger Berman Family of Funds. Neuberger Berman Management, Inc. has approximately $14 billion in assets under management in total. Neuberger Berman Management, Inc. is located at 605 Third Avenue, New York, NY 10158.

B. Defendant Neuberger Berman, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Neuberger Berman Family of Funds. Neuberger Berman, LLC is located at 605 Third Avenue, New York, NY 10158.

Collectively, Neuberger Berman Management, Inc. and Neuberger Berman, LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of

individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Neuberger Berman Family of Funds held assets of approximately $14 billion. Approximately 12 of the 15 Neuberger Berman Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Neuberger Berman Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:.

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003

Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001

In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003

In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003

In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002

In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor

did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as

a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions,

on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with

respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 12, 2005

RESPECTFULLY SUBMITTED,



Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

DEFENDANTS' RIDER

JEFFREY B. LANE
Neuberger Berman
Boston Service Center
P.O. Box 8403
Boston, MA 02266

ROBERT MATZA
Neuberger Berman
Boston Service Center
P.O. Box 8403
Boston, MA 02266

KEVIN HANDWERKER
Neuberger Berman
Boston Service Center
P.O. Box 8403
Boston, MA 02266

JEFFREY S. MAURER
Neuberger Berman
Boston Service Center
P.O. Box 8403
Boston, MA 02266

JACK RIVKIN
Neuberger Berman
Boston Service Center
P.O. Box 8403
Boston, MA 02266

PETER E. SUNDMAN
Neuberger Berman
Boston Service Center
P.O. Box 8403
Boston, MA 02266

NEUBERGER BERMAN, INC.
605 Third Avenue
New York, NY 10158

NEUBERGER BERMAN MANAGEMENT, INC.
605 Third Avenue
New York, NY 10158

NEUBERGER BERMAN, LLC
605 Third Avenue
New York, NY 10158

JOHN DOES NO. 1 THROUGH 100

SPECIAL

United States District Court
Eastern District of Pennsylvania (Philadelphia)
CIVIL DOCKET FOR CASE #: 2:05-cv-00110-GP

HAMILTON et al v. ALLEN et al
Assigned to: HONORABLE GENE E.K. PRATTER
Cause: 15:78m(a) Securities Exchange Act

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

CAROLINE HAMILTON

represented by **MARC L. ACKERMAN**
BRODSKY & SMITH, LLC
TWO BALA PLAZA
SUITE 602
BALA CYNWYD, PA 19004
610-667-6200
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

JAMES JACOBS
ON BEHALF OF THEMSELVES AND ALL OTHERS SIMILARLY SITUATED

represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

CHARLES E. ALLEN

Defendant

PAULA H.J. CHOLMONDELEY

Defendant

C. BRENT DEVOE

Defendant

ROBERT M. DUNCAN

Defendant

BARBARA L. HENNIGAR

Defendant

THOMAS J. KERR, IV

Defendant

DOUGLAS F. KRIDLER

Defendant

DAVID C. WETMORE

Defendant

PAUL J. HONDROS

Defendant

ARDEN L. SHISLER

Defendant

GERALD J. HOLLAND

Defendant

ERIC E. MILLER

Defendant

GARTMORE MUTUAL FUNDS, INC.

Defendant

GARTMORE MUTUAL FUND CAPITAL TRUST

Defendant

NORTHPOINTE CAPITAL LLC

Defendant

FUND ASSET MANAGEMENT, L.P.

Defendant

GARTMORE SEPARATE ACCOUNTS LLC

Defendant

GARTMORE GLOBAL PARTNERS

Defendant

JOHN DOES 1 THROUGH 100

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against BARBARA L. HENNIGAR, THOMAS J. KERR, IV, DOUGLAS F. KRIDLER, DAVID C. WETMORE, PAUL J. HONDROS, ARDEN L. SHISLER, GERALD J. HOLLAND, ERIC E. MILLER, GARTMORE MUTUAL FUNDS, INC., GARTMORE MUTUAL FUND CAPITAL TRUST, NORTHPOINTE CAPITAL LLC, FUND ASSET MANAGEMENT, L.P., GARTMORE SEPERATE ACCOUNTS LLC, GARTMORE GLOBAL PARTNERS, JOHN DOES 1 THROUGH 100, CHARLES E. ALLEN, PAULA H.J. CHOLMONDELEY, C. BRENT DEVOE, ROBERT M. DUNCAN (Filing fee $ 150 receipt number 912484.), filed by CAROLINE HAMILTON, JAMES JACOBS.(ss,) (Entered: 01/11/2005)
01/10/2005		Summons Issued, Eighteen originals mailed as to BARBARA L. HENNIGAR, THOMAS J. KERR, IV, DOUGLAS F. KRIDLER, DAVID C. WETMORE, PAUL J. HONDROS, ARDEN L. SHISLER, GERALD J. HOLLAND, ERIC E. MILLER,

		GARTMORE MUTUAL FUNDS, INC., GARTMORE MUTUAL FUND CAPITAL TRUST, NORTHPOINTE CAPITAL LLC, FUND ASSET MANAGEMENT, L.P., GARTMORE SEPERATE ACCOUNTS LLC, GARTMORE GLOBAL PARTNERS, CHARLES E. ALLEN, PAULA H.J. CHOLMONDELEY, C. BRENT DEVOE, ROBERT M. DUNCAN. Forwarded To: Counsel on 1/11/05 (ss,) (Entered: 01/11/2005)
01/10/2005		DEMAND for Trial by Jury by CAROLINE HAMILTON, JAMES JACOBS. (ss,) (Entered: 01/11/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 16:23:27			
PACER Login:	ws0385	**Client Code:**	1000.065
Description:	Docket Report	**Search Criteria:**	2:05-cv-00110-GP
Billable Pages:	2	**Cost:**	0.16

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

CAROLINE HAMILTON and JAMES JACOBS, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

CHARLES E. ALLEN, PAULA H.J. CHOLMONDELEY, C. BRENT DeVOE, ROBERT M. DUNCAN, BARBARA L. HENNIGAR, THOMAS J. KERR, IV, DOUGLAS F. KRIDLER, DAVID C. WETMORE, PAUL J. HONDROS, ARDEN L. SHISLER, GERALD J. HOLLAND, ERIC E. MILLER, GARTMORE MUTUAL FUNDS, INC, GARTMORE MUTUAL FUND CAPITAL TRUST, NORTHPOINTE CAPITAL LLC, FUND ASSET MANAGEMENT, LP, GARTMORE SEPARATE ACCOUNTS LLC, GARTMORE GLOBAL PARTNERS, and JOHN DOES 1 THROUGH 100

Defendants.

§ §

Case No. ____________________

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Gartmore Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Caroline Hamilton and James Jacobs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Conshohocken, Pennsylvania.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Caroline Hamilton resides in Mobile County, Alabama and at all relevant times owned one of the Funds.

B. Plaintiff James Jacobs resides in Calhoun County, Texas and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Gartmore Mutual Funds, Inc. is the ultimate parent of Gartmore Mutual Fund Capital Trust, Gartmore Separate Accounts LLC, and Gartmore Global Partners. Through its subsidiaries and divisions, Gartmore Mutual Funds, Inc. markets, sponsors, and provides investments advisory, distribution and administrative services to the Gartmore Family of Funds, which consists of approximately 38 funds. Gartmore Mutual Funds, Inc. shall be referred to herein as the "Parent Company Defendant." Gartmore Mutual Funds, Inc. maintains its principal executive offices at River Park 2 1200 River Road, Conshohocken, PA 19428.

12. Charles E. Allen, Paula H.J. Cholmondeley, C. Brent DeVoe, Robert M. Duncan, Barbara L. Hennigar, Thomas J. Kerr, IV, Douglas F. Kridler, David C. Wetmore, Paul J. Hondros, Arden L. Shisler, Gerald J. Holland, Eric E. Miller are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Gartmore Mutual Fund Capital Trust is a registered investment advisor and has the responsibility for the day-to-day management of the Gartmore Family of Funds. Gartmore Mutual Funds Capital Trust has approximately $10 billion in assets under management in total. Gartmore Mutual Fund Capital Trust is located at 1200 River Road, Conshohocken, PA 19428.

B. Defendant Northpointe Capital LLC is a registered investment advisor and has the the responsibility for the day-to-day management of the Gartmore Family of Funds. Northpointe Capital LLC is located at 101 W. Big Beaver Rd #745, Troy, MI 48084.

C. Defendant Fund Asset Management, LP is a registered investment advisor and has the the responsibility for the day-to-day management of the Gartmore Family of Funds. Fund Asset Management, LP is located at P.O. Box 9011, Princeton, NJ 08543-9011.

D. Defendant Gartmore Separate Accounts LLC is a registered investment advisor and has the the responsibility for the day-to-day management of the Gartmore Family of Funds. Gartmore Separate Accounts LLC is located at 94 North Broadway, Irvington, NY 10533.

E. Gartmore Global Partners is a registered investment advisor and has the the responsibility for the day-to-day management of the Gartmore Family of Funds. Gartmore Global Partners is located at 1200 River Road, Conshohocken, PA 19428.

Collectively, these Gartmore Mutual Fund Capital Trust, Northpointe Capital LLC, Gartmore Separate Accounts LLC, and Gartmore Global Partners shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the

pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Gartmore Family of Funds held assets of approximately $10 billion. Approximately 32 of the 38 Gartmore Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Gartmore Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001

In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003

Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001

In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003

O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Huddleston v. Infertility Center of America, Inc.*, 31 Pa. D. & C.4th 128, 178 (Pa. Ct. Common Pls. 1996). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Maritrans v. Pepper, Hamilton, & Scheetz*, 529 Pa. 241 (1992).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions,

on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,

____

BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200
(610) 667-9029 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

SPECIAL

United States District Court
Eastern District of Pennsylvania (Philadelphia)
CIVIL DOCKET FOR CASE #: 2:05-cv-00112-PBT

BINFORD et al v. BRENNAN et al
Assigned to: HONORABLE PETRESE B. TUCKER
Cause: 15:30-35 Investment Company Act of 1940

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

B. E. BINFORD represented by **MARC L. ACKERMAN**
BRODSKY & SMITH, LLC
TWO BALA PLAZA
SUITE 602
BALA CYNWYD, PA 19004
610-667-6200
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

JACKIE BINFORD represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

HENRY WYNDEL
ON BEHALF OF THEMSELVES AND ALL OTHERS SIMILARLY SITUATED
represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

JOHN J. BRENNAN

Defendant

CHARLES D. ELLIS

Defendant

RAJIV L. GUPTA

Defendant

JOANN HEFFERNAN

Defendant

BURTON G. MALKIEL

Defendant

ALFRED M. RANKIN, JR.

Defendant

J. LAWRENCE WILSON

Defendant

THE VANGUARD CORPORATION

Defendant

MELLON CAPITAL MANAGEMENT COMPANY

Defendant

WELLINGTON MANAGEMENT COMPANY, LLP

Defendant

JOHN A. LEVIN & COMPANY

Defendant

FRANKLIN PORTFOLIO ASSOCIATES, LLC

Defendant

PROVIDENT INVESTMENT COUNCIL, INC.

Defendant

TURNER INVESTMENT PARTNERS, INC.

Defendant

GRANAHAN INVESTMENT MANAGEMENT, INC.

Defendant

CHARTWELL INVESTMENT PARTNERS

Defendant

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

Defendant

GRANTHAM MAYO VAN OTTERLOO & COMPANY, LLC

Defendant

BERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT

Defendant

EQUINOX CAPITAL MANAGEMENT, LLC

Defendant

HOTCHKIS & WILEY CAPITAL MANAGEMENT, LLC

Defendant

TUKMAN CAPITAL MANAGEMENT, INC.

Defendant

JOHN DOES NO. 1 THROUGH 100

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against RAJIV L. GUPTA, JOANN HEFFERNAN, BURTON G. MALKIEL, ALFRED M. RANKIN, JR, J. LAWRENCE WILSON, THE VANGUARD CORPORATION, MELLON CAPITAL MANAGEMENT COMPANY, WELLINGTON MANAGEMENT COMPANY, LLP, JOHN A. LEVIN & COMPANY, FRANKLIN PORTFOLIO ASSOCIATES, LLC, PROVIDENT INVESTMENT COUNCIL, INC., TURNER INVESTMENT PARTNERS, INC., GRANAHAN INVESTMENT MANAGEMENT, INC., CHARTWELL INVESTMENT PARTNERS, BARROW, HANLEY, MEWHINNEY & STRAUSS, INC., GRANTHAM MAYO VAN OTTERLOO & COMPANY, LLC, BERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, EQUINOX CAPITAL MANAGEMENT, LLC, HOTCHKIS & WILEY CAPITAL MANAGEMENT, LLC, TUKMAN CAPITAL MANAGEMENT, INC., JOHN DOES NO. 1 THROUGH 100, JOHN J. BRENNAN, CHARLES D. ELLIS (Filing fee $ 150 receipt number 912484.), filed by B. E. BINFORD, JACKIE BINFORD, HENRY WYNDEL.(ti,) (Entered: 01/11/2005)
01/10/2005		Twenty-Three Original Summons Issued as to RAJIV L. GUPTA, JOANN HEFFERNAN, BURTON G. MALKIEL, ALFRED M. RANKIN, JR, J. LAWRENCE WILSON, THE VANGUARD CORPORATION, MELLON CAPITAL MANAGEMENT COMPANY, WELLINGTON MANAGEMENT COMPANY, LLP, JOHN A. LEVIN & COMPANY, FRANKLIN PORTFOLIO ASSOCIATES, LLC, PROVIDENT INVESTMENT COUNCIL, INC., TURNER INVESTMENT PARTNERS, INC., GRANAHAN INVESTMENT MANAGEMENT, INC., CHARTWELL INVESTMENT PARTNERS, BARROW, HANLEY, MEWHINNEY & STRAUSS, INC., GRANTHAM MAYO VAN OTTERLOO & COMPANY, LLC, BERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, EQUINOX CAPITAL MANAGEMENT, LLC, HOTCHKIS & WILEY CAPITAL MANAGEMENT, LLC, TUKMAN CAPITAL MANAGEMENT, INC., JOHN J. BRENNAN, CHARLES D. ELLIS. Forwarded To: Counsel on 1/11/05 (ti,) (Entered: 01/11/2005)
01/10/2005		DEMAND for Trial by Jury by B. E. BINFORD, JACKIE BINFORD, HENRY WYNDEL. (ti,) (Entered: 01/11/2005)

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UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

B.E. BINFORD, JACKIE BINFORD and HENRY WYNDEL, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

JOHN J. BRENNAN, CHARLES D. ELLIS, RAJIV L. GUPTA, JOANN HEFFERNAN, BURTON G. MALKIEL, ALFRED M. RANKIN, JR., J. LAWRENCE WILSON, THE VANGUARD CORPORATION, VANGUARD ADVISERS, INC., MELLON CAPITAL MANAGEMENT COMPANY, WELLINGTON MANAGEMENT COMPANY, LLP, JOHN A. LEVIN & COMPANY, FRANKLIN PORTFOLIO ASSOCIATES, LLC, PROVIDENT INVESTMENT COUNCIL, INC., TURNER INVESTMENT PARTNERS, INC., GRANAHAN INVESTMENT MANAGEMENT, INC., CHARTWELL INVESTMENT PARTNERS, BARROW, HANLEY, MEWHINNEY & STRAUSS, INC., GRANTHAM MAYO VAN OTTERLOO & COMPANY, LLC, BERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, EQUINOX CAPITAL MANAGEMENT, LLC, HOTCHKIS & WILEY CAPITAL MANAGEMENT, LLC, TUKMAN CAPITAL MANAGEMENT, INC., and JOHN DOES NO. 1 through 100,

Defendants.

JURY TRIAL DEMANDED

§ §

Case No. ____________________

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Vanguard Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. B.E. Binford, Jackie Binford and Henry Wyndel file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each

individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class

---

1 There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Harrisburg, Pennsylvania.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff B.E. Binford resides in Harris County, Texas, and at all relevant times owned one of the Funds.

B. Plaintiff Jackie Binford resides in Harris County, Texas, and at all relevant times owned one of the Funds.

C. Plaintiff Henry Wyndel resides in Smith County, Texas, and at all relevant times owned one of the Funds.

Defendants.

11. Defendant The Vanguard Corporation is the ultimate parent of Vanguard Advisers, Inc. Through its subsidiaries and divisions, The Vanguard Corporation markets, sponsors, and

provides investments advisory, distribution and administrative services to the Vanguard Family of Funds, which consists of approximately 102 funds. The Vanguard Corporation shall be referred to herein as the "Parent Company Defendant." The Vanguard Corporation maintains its principal executive offices at 1601 N. Front Street, Harrisburg, Pennsylvania 17102.

12. John J. Brennan, Charles D. Ellis, Rajiv L. Gupta, JoAnn Heffernan, Burton G. Malkiel, Alfred M. Rankin, Jr., and J. Lawrence Wilson are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Vanguard Advisers, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Vanguard Advisers, Inc. has approximately $691 billion in assets under management in total. Vanguard Advisers, Inc. is located at 100 Vanguard Blvd, Malvern, Pennsylvania, 19355.

B. Defendant Mellon Capital Management Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Mellon Capital Management Corporation is located at 595 Market Street, Suite 3000, San Francisco, California, 94105.

C. Defendant Primecap Management Company is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Primecap Management Company is located at 225 South Lake Avenue, Pasadena, California, 91101.

D. Defendant Wellington Management Company, LLP is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Wellington Management Company, LLP is located at 75 State Street, Boston, Massachusetts, 02110.

E. Defendant John A. Levin & Company is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. John A. Levin & Company is located at One Rockefeller Plaza, 19th Fl, New York, New York, 10020.

F. Defendant Franklin Portfolio Associates, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Franklin Portfolio Associates, LLC is located at Two International Place, Boston, Massachusetts, 02110.

G. Defendant Provident Investment Council, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Provident Investment Council, Inc. is located at 300 North Lake Avenue, Pasadena, California, 91101.

H. Defendant Turner Investment Partners, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Turner Investment Partners, Inc. is located at 1205 Westlakes Drive, Suite 100, Berwyn, Pennsylvania, 19312.

I. Defendant Granahan Investment Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Granahan Investment Management, Inc. is located at 275 Wyman Street, Waltham, Massachusetts, 02451.

J. Defendant Chartwell Investment Partners is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Chartwell Investment Partners is located at 1235 Westlakes Drive, Suite 400, Berwyn, Pennsylvania 19312.

K. Defendant Barrow, Hanley, Mewhinney & Strauss Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard

Family of Funds. Barrow, Hanley, Mewhinney & Strauss Inc. is located at One McKinney Plaza, 3232 McKinney Avenue, 15th Fl, Dallas, Texas, 75204.

L. Defendant Grantham Mayo Van Otterloo & Company, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Grantham Mayo Van Otterloo & Company, LLC is located at 40 Rowes Wharf, Boston, Massachusetts, 02110.

M. Defendant Bernstein Investment Research and Management is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds.Bernstein Investment Research and Management is located at 767 5th Avenue, New York, New York, 10153.

N. Defendant Equinox Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Equinox Capital Management, LLC is located at 590 Madison Avenue, 41st Fl, New York, New York, 10022.

O. Defendant Hotchkis & Wiley Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Hotchkis & Wiley Capital Management, LLC is located at 725 South Figueroa Street, 39th Fl,Los Angeles, California, 90017.

P. Defendant Tukman Capital Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Vanguard Family of Funds. Tukman Capital Management, Inc. is located at 60 East Sir Francis Drake Boulevard, Larkspur, California, 94939. Collectively, Vanguard Advisers, Inc., Mellon Capital Management Corporation, Primecap Management Company, Wellington Management Company, LLP, John A. Levin & Company, Franklin Portfolio Associates, LLC, Provident Investment Council, Inc., Turner

Investment Partners, Inc., Granahan Investment Management, Inc., Chartwell Investment Partners, Barrow, Hanley, Mewhinney & Strauss Inc., Grantham Mayo Van Otterloo & Company, LLC, Bernstein Investment Research and Management, Equinox Capital Management, LLC, Hotchkis & Wiley Capital Management, LLC, and Tukman Capital Management, Inc. shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time

period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and

other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Vanguard Family of Funds held assets of approximately $691 billion. Approximately 71 of the 102 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Vanguard Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001

In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003

Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001

In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003

O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Huddleston v. Infertility Center of America, Inc.*, 31 Pa. D. & C.4th 128, 178 (Pa. Ct. Common Pls. 1996). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement

disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Maritrans v. Pepper, Hamilton, & Scheetz*, 529 Pa. 241 (1992).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby

recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,

____

BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200
(610) 667-9029 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

SPECIAL

United States District Court
Eastern District of Pennsylvania (Philadelphia)
CIVIL DOCKET FOR CASE #: 2:05-cv-00114-JP

BEUGLI et al v. DONAHUE et al
Assigned to: HONORABLE JOHN R. PADOVA
Cause: 15:30-35 Investment Company Act of 1940

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

NORMAN BEUGLI represented by **MARC L. ACKERMAN**
BRODSKY & SMITH, LLC
TWO BALA PLAZA
SUITE 602
BALA CYNWYD, PA 19004
610-667-6200
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

GORMAN L. DULL represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

ANNA DULL represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

PAUL MECKER
ON BEHALF OF THEMSELVES AND ALL OTHER SIMILARLY SITUATED
represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

JOHN F. DONAHUE

Defendant

J. CHRISTOPHER DONAHUE

Defendant

LAWRENCE D. ELLIS
M.D.

Defendant

THOMAS G. BIGLEY

Defendant

JOHN T. CONROY, JR.

Defendant

NICHOLAS P. CONSTANTAKIS

Defendant

John F. Cunningham

Defendant

PETER E. MADDEN

Defendant

CHARLES F. MANSFIELD, JR.

Defendant

JOHN E. MURRAY, JR.
J.D., S.J.D.

Defendant

MARJORIE P. SMUTS

Defendant

JOHN S. WALSH

Defendant

FEDERATED INVESTORS, INC.

Defendant

FEDERATED INVESTMENT MANAGEMENT CORPORATION

Defendant

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA

Defendant

JOHN DOES NO. 1 THROUGH 100

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against all defendants (Filing fee $ 150 receipt number 912484.), filed by NORMAN BEUGLI, GORMAN L. DULL, ANNA DULL, PAUL MECKER.(tj,) (Entered: 01/11/2005)
01/10/2005		Summons Issued; 15 Mailed to counsel 1/11/05 as to JOHN F. DONAHUE, J. CHRISTOPHER DONAHUE, LAWRENCE D. ELLIS, THOMAS G. BIGLEY, JOHN T. CONROY, JR, NICHOLAS P. CONSTANTAKIS, John F. Cunningham, PETER E.

		MADDEN, CHARLES F. MANSFIELD, JR, JOHN E. MURRAY, JR, MARJORIE P. SMUTS, JOHN S. WALSH, FEDERATED INVESTORS, INC., FEDERATED INVESTMENT MANAGEMENT CORPORATION, FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA. (tj,) (Entered: 01/11/2005)
01/10/2005		DEMAND for Trial by Jury by NORMAN BEUGLI, GORMAN L. DULL, ANNA DULL, PAUL MECKER. (tj,) (Entered: 01/11/2005)

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PACER Login:	ws0385	**Client Code:**	1000.065
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UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

NORMAN BEUGLI, GORMAN L. DULL, ANNA DULL AND PAUL MECKER, on Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	Case No. ____________
v.	§	
JOHN F. DONAHUE, J. CHRISTOPHER DONAHUE, LAWRENCE D. ELLIS, M.D., THOMAS G. BIGLEY, JOHN T. CONROY, JR., NICHOLAS P. CONSTANTAKIS, JOHN F. CUNNINGHAM, PETER E. MADDEN, CHARLES F. MANSFIELD, JR., JOHN E. MURRAY, JR., J.D., S.J.D., MARJORIE P. SMUTS, JOHN S. WALSH, FEDERATED INVESTORS, INC., FEDERATED INVESTMENT MANAGEMENT CORPORATION, FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, and JOHN DOES NO. 1 through 100,	§	
Defendants.	§	

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Federated Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Norman Beugli, Gorman L. Dull, Anna Dull, and Paul Mecker file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each

individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Pittsburgh, Pennsylvania.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Norman Beugli resides in Marion County, Oregon and at all relevant times owned one of the Funds.

B. Plaintiff Gorman L. Dull resides in Preble County, Ohio and at all relevant times owned one of the Funds.

C. Plaintiff Anna Dull resides in Preble County, Ohio and at all relevant times owned one of the Funds.

D. Plaintiff Paul Mecker resides in St. Charles County, Missouri and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Federated Investors, Inc. is the ultimate parent of Federated Investment Management Corporation and Federated Equity Management Company of Pennsylvania. Through its subsidiaries and divisions, Federated Investors, Inc. markets, sponsors, and provides investments advisory, distribution and administrative services to the Federated Family of Funds, which consists of approximately 60 funds. Federated Investors, Inc. shall be referred to herein as the "Parent Company Defendant." Federated Investors, Inc. maintains its principal executive offices at 1001 Liberty Avenue, Pittsburgh, Pennsylvania, 15222.

12. John F. Donahue, J. Christopher Donahue, Lawrence D. Ellis, M.D., Thomas G. Bigley, John T. Conroy, Jr., Nicholas P. Constantakis, John F. Cunningham, Peter E. Madden, Charles F. Mansfield, Jr., John E. Murray, Jr., J.D., S.J.D., Marjorie P. Smuts, and John S. Walsh are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Federated Investment Management Corp is a registered investment advisor and has the responsibility for the day-to-day management of the Federated Family of Funds. Federated Investment Management Corp has approximately $41 billion in assets under management in total. Federated Investment Management Corp is located at 1001 Liberty Avenue, Pittsburgh, Pennsylvania, 15222.

B. Defendant Federated Equity Management Company of Pennsylvania is a registered investment advisor and has the responsibility for the day-to-day management of the Federated Family of Funds. Federated Equity Management Company of Pennsylvania is located at 1001 Liberty Avenue, Pittsburgh, Pennsylvania, 15222. Collectively, Federated Investment Management Corp and Federated Equity Management Company of Pennsylvania shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Federated Family of Funds held assets of approximately $41 billion. Approximately 24 of the 60 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Federated Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003

In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003

In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001

In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003

In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002

In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Huddleston v. Infertility Center of America, Inc.*, 31 Pa. D. & C.4th 128, 178 (Pa. Ct. Common Pls. 1996). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual

capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured

as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Maritrans v. Pepper, Hamilton, & Scheetz,* 529 Pa. 241 (1992).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,

____

BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200
(610) 667-9029 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

JURY, SANDERSON

U.S. District Court
Northern District of Texas (Dallas)
CIVIL DOCKET FOR CASE #: 3:05-cv-00073

Hogan et al v. Baker et al
Assigned to: Judge Jorge A Solis
Cause: 28:1331 Fed. Question: Personal Injury

Date Filed: 01/11/2005
Jury Demand: Plaintiff
Nature of Suit: 380 Personal Property: Other
Jurisdiction: Federal Question

Plaintiff

Avo Hogan
On Behalf of Themselves and All Others Similarly Situated

represented by **Randall K Pulliam**
Baron & Budd
3102 Oak Lawn Ave
Suite 1100
Dallas, TX 75219
214/521-3605
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Julian Meadows
on Behalf of Themselves and All Others Similarly Situated

represented by **Randall K Pulliam**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

Bob R Baker

Defendant

Frank S Baley

Defendant

James T Bunch

Defendant

Bruce L Crockett

Defendant

Albert R Downden

Defendant

Edward K Dunn, Jr.

Defendant

Jack M Fields

Defendant

Carl Frischling

Defendant

Robert H. Graham

Defendant

Prema Mathai-Davis

Defendant

Lewis F Pennock

Defendant

Ruth H Quigley

Defendant

Louis S Sklar

Defendant

Larry Soll, PH.D.

Defendant

Mark H Williamson

Defendant

Aim Investments, LTD.

Defendant

Aim Advisors, Inc

Defendant

Aim Capital Management, Inc

Defendant

Invesco Institutional (N.A.), Inc

Defendant

John Does No. 1 through 100

Defendant

Gerald J Lewis

Date Filed	#	Docket Text
01/11/2005	1	COMPLAINT with Jury Demand against all defendants (Filing fee $150.00; Receipt number 214993), filed by Avo Hogan, Julian Meadows.(lmr,) (Entered: 01/13/2005)
01/11/2005		DEMAND for Trial by Jury by Avo Hogan, Julian Meadows.(see doc#1 for image) (lmr,) (Entered: 01/13/2005)
01/11/2005	2	CERTIFICATE OF INTERESTED PERSONS by Avo Hogan, Julian Meadows. (lmr,) (Entered: 01/13/2005)

01/11/2005		***Magistrate Judge William F. Sanderson chosen by random selection to handle matters that may be referred in this case. (lmr,) (Entered: 01/13/2005)
01/12/2005	3	Summons Issued as to Albert R Downden, Edward K Dunn, Jr, Jack M Fields, Carl Frischling, Robert H. Graham, Prema Mathai-Davis, Lewis F Pennock, Ruth H Quigley, Louis S Sklar, Larry Soll, PHD, Mark H Williamson, Aim Investments, LTD., Aim Advisors, Inc, Aim Capital Management, Inc, Invesco Institutional (N.A.), Inc, Gerald J Lewis, Bob R Baker, Frank S Baley, James T Bunch, Bruce L Crockett. (lmr,) (Entered: 01/13/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 15:26:05			
PACER Login:	ws0385	**Client Code:**	1000.065
Description:	Docket Report	**Search Criteria:**	3:05-cv-00073
Billable Pages:	2	**Cost:**	0.16

214993

ORIGINAL

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS

AVO HOGAN and JULIAN W. MEADOWS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BOB R. BAKER, FRANK S. BAYLEY, JAMES T. BUNCH, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, ROBERT H. GRAHAM, GERALD J. LEWIS, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, LARRY SOLL, PH.D., MARK H. WILLIAMSON, AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT, INC., INVESCO INSTITUTIONAL (N.A.), INC., and JOHN DOES NO. 1 through 100, Defendants. JURY TRIAL DEMANDED	§	U.S. DISTRICT COURT NORTHERN DISTRICT OF TEXAS FILED JAN 11 2005 CLERK, U.S. DISTRICT COURT By ______ Deputy Case No. 3:05CV73P-AH CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the AIM Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Avo Hogan, Julian W. Meadows, and Frank Polivka file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2002 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,*

552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2002 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, and the date of the cessation of the unlawful activities detailed herein.

law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because many of the acts and omissions complained of herein occurred in this District and Parent Company Defendant and Investment Advisor Defendants did substantial business within this district.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Avo Hogan resides in Lawrence County, Tennessee and at all relevant times owned one of the Funds.

B. Plaintiff Julian W. Meadows resides in Orange County, Texas and at all relevant times owned one of the Funds.

Defendants.

11. Defendant AIM Investments, LTD is the ultimate parent of AIM Advisors, Inc., AIM Capital Management, Inc., and INVESCO Institutional (N.A.), Inc. Through its subsidiaries and divisions, AIM Investments, LTD markets, sponsors, and provides investments advisory, distribution and administrative services to the AIM Family of Funds, which consists of approximately 70 funds. AIM Investments, LTD shall be referred to herein as the "Parent Company Defendant." AIM Investments, LTD maintains its principal executive offices at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046.

12. Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Robert H. Graham, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Larry Soll, Ph.D., and Mark H. Williamson are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant AIM Advisors, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the AIM Family of Funds. AIM Advisors, Inc. has approximately $68 billion in assets under management in total. AIM Advisors, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046.

B. Defendant AIM Advisors, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the AIM Family of Funds.AIM Capital Management, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046.

C. Defendant INVESCO Institutional (N.A.), Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the AIM Family of Funds. INVESCO Institutional (N.A.), Inc. is located at One Midtown Plaza, 1360 Peachtree St, N.E. #100, Atlanta, Georgia, 30309. Collectively, AIM Advisors, Inc., AIM Advisors, Inc., and INVESCO Institutional (N.A.), Inc. shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2002 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of

individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the AIM Family of Funds held assets of approximately $68 billion. Approximately 60 of the 70 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the AIM Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003

Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001

In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003

In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003

In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002

In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See Texas Bank & Trust v. Moore*, 595 S.W.2d 502, 508 (1980). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple

task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Burrow v. Arce*, 958 S.W.2d 229 (Tex. 1999).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in

settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 11, 2005

RESPECTFULLY SUBMITTED,



Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

and

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr., Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

N:\rpulliam\BOFD\Complaints\TX\Hogan2.wpd

JS 44 (Rev 11/04)

CIVIL COVER SHEET

214993

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM)

I. (a) PLAINTIFFS
Avo Hogan, Julian W. Meadows

DEFENDANTS
Bob R. Baker, et al.

(b) County of Residence of First Listed Plaintiff Orange County, TX
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Randall K. Pulliam, Baron & Budd, P. C., 3102 Oak Lawn Avenue, Suite 1100, Dallas, TX 75219, 214 521-3605

Attorneys (If Known) 3-05CV C073P

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- X 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
☐ 110 Insurance; ☐ 120 Marine; ☐ 130 Miller Act; ☐ 140 Negotiable Instrument; ☐ 150 Recovery of Overpayment & Enforcement of Judgment; ☐ 151 Medicare Act; ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans); ☐ 153 Recovery of Overpayment of Veteran's Benefits; ☐ 160 Stockholders' Suits; ☐ 190 Other Contract; ☐ 195 Contract Product Liability; ☐ 196 Franchise

REAL PROPERTY
☐ 210 Land Condemnation; ☐ 220 Foreclosure; ☐ 230 Rent Lease & Ejectment; ☐ 240 Torts to Land; ☐ 245 Tort Product Liability; ☐ 290 All Other Real Property

TORTS
PERSONAL INJURY: ☐ 310 Airplane; ☐ 315 Airplane Product Liability; ☐ 320 Assault, Libel & Slander; ☐ 330 Federal Employers' Liability; ☐ 340 Marine; ☐ 345 Marine Product Liability; ☐ 350 Motor Vehicle; ☐ 355 Motor Vehicle Product Liability; ☐ 360 Other Personal Injury
PERSONAL INJURY: ☐ 362 Personal Injury - Med. Malpractice; ☐ 365 Personal Injury - Product Liability; ☐ 368 Asbestos Personal Injury Product Liability
PERSONAL PROPERTY: ☐ 370 Other Fraud; ☐ 371 Truth in Lending; X 380 Other Personal Property Damage; ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
☐ 441 Voting; ☐ 442 Employment; ☐ 443 Housing/ Accommodations; ☐ 444 Welfare; ☐ 445 Amer. w/Disabilities - Employment; ☐ 446 Amer. w/Disabilities - Other; ☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence; Habeas Corpus: ☐ 530 General; ☐ 535 Death Penalty; ☐ 540 Mandamus & Other; ☐ 550 Civil Rights; ☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture; ☐ 620 Other Food & Drug; ☐ 625 Drug Related Seizure of Property 21 USC 881; ☐ 630 Liquor Laws; ☐ 640 R.R. & Truck; ☐ 650 Airline Regs; ☐ 660 Occupational Safety/Health; ☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act; ☐ 720 Labor/Mgmt. Relations; ☐ 730 Labor/Mgmt. Reporting & Disclosure Act; ☐ 740 Railway Labor Act; ☐ 790 Other Labor Litigation; ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
☐ 422 Appeal 28 USC 158; ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
☐ 820 Copyrights; ☐ 830 Patent; ☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff); ☐ 862 Black Lung (923); ☐ 863 DIWC/DIWW (405(g)); ☐ 864 SSID Title XVI; ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant); ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
☐ 400 State Reapportionment; ☐ 410 Antitrust; ☐ 430 Banks and Banking; ☐ 450 Commerce; ☐ 460 Deportation; ☐ 470 Racketeer Influenced and Corrupt Organizations; ☐ 480 Consumer Credit; ☐ 490 Cable/Sat TV; ☐ 810 Selective Service; ☐ 850 Securities/Commodities/ Exchange; ☐ 875 Customer Challenge 12 USC 3410; ☐ 890 Other Statutory Actions; ☐ 891 Agricultural Acts; ☐ 892 Economic Stabilization Act; ☐ 893 Environmental Matters; ☐ 894 Energy Allocation Act; ☐ 895 Freedom of Information Act; ☐ 900 Appeal of Fee Determination Under Equal Access to Justice; ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

X 1 Original Proceeding; ☐ 2 Removed from State Court; ☐ 3 Remanded from Appellate Court; ☐ 4 Reinstated or Reopened; ☐ 5 Transferred from another district (specify); ☐ 6 Multidistrict Litigation; ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity):
15 U.S.C. §70a et seq.
Brief description of cause:
Violation of Investment Company Act and common law.

VII. REQUESTED IN COMPLAINT:

X CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23
DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: X Yes ☐ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE ____ DOCKET NUMBER ____

DATE 1/11/05
SIGNATURE OF ATTORNEY OF RECORD Randall K. Pulliam

FOR OFFICE USE ONLY

RECEIPT # ____ AMOUNT ____ APPLYING IFP ____ JUDGE ____ MAG. JUDGE ____

U.S. District Court
District of New Jersey [LIVE] (Newark)
CIVIL DOCKET FOR CASE #: 2:05-cv-00206-JAG-GDH

JOHNS et al v. ZEIKEL et al
Assigned to: Judge Joseph A. Greenaway, Jr.
Referred to: Magistrate Judge G. Donald Haneke
Cause: 28:1331 Fed. Question

Date Filed: 01/10/2005
Jury Demand: Plaintiff
Nature of Suit: 890 Other Statutory Actions
Jurisdiction: Federal Question

Plaintiff

WILLIAM JOHNS

represented by **MARC L. ACKERMAN**
BRODSKY & SMITH, LLC
TWO BALA PLAZA
SUITE 602
BALA CYNWYD, PA 19004
610-667-6200
Email: mackerman@brodsky-smith.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

ANGELINE MCAFEE

represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

ROBERT MCDERMOTT
on Behalf of Themselves And All Others Similarly Situated

represented by **MARC L. ACKERMAN**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

ARTHUR ZEIKEL

Defendant

HERBERT I. LONDON

Defendant

ROBERT R. MARTIN

Defendant

JOSEPH L. MAY

Defendant

ANDRE F. PEROLD

Defendant

RONALD W. FORBES

Defendant

CYNTHIA A. MONTGOMERY

Defendant

JEAN MARGO REID

Defendant

KEVIN A. RYAN

Defendant

ROSCOE S. SUDDARTH

Defendant

RICHARD R. WEST

Defendant

EDWARD D. ZINBARG

Defendant

MERRILL LYNCH & CO., INC.

Defendant

MERRILL LYNCH INVESTMENT MANAGEMENT, L.P.

Defendant

JOHN DOES NO. 1 THROUGH 100

Defendant

MERRILL LYNCH, PIERCE, FENNER & SMITH, INC.

Date Filed	#	Docket Text
01/10/2005	1	COMPLAINT against ROBERT R. MARTIN, JOSEPH L. MAY, ANDRE F. PEROLD, RONALD W. FORBES, CYNTHIA A. MONTGOMERY, JEAN MARGO REID, KEVIN A. RYAN, ROSCOE S. SUDDARTH, RICHARD R. WEST, EDWARD D. ZINBARG, MERRILL LYNCH & CO., INC., MERRILL LYNCH INVESTMENT MANAGEMENT, L.P., MERRILL LYNCH, PIERCE, FENNER & SMITH, INC., JOHN DOES NO. 1 THROUGH 100, ARTHUR ZEIKEL, HERBERT I. LONDON (Filing fee $ 150 receipt number 302122.) w/ JURY DEMAND, filed by WILLIAM JOHNS, ANGELINE MCAFEE, ROBERT MCDERMOTT.(dj,) (Entered: 01/14/2005)
01/14/2005		Summons Issued as to ROBERT R. MARTIN, JOSEPH L. MAY, ANDRE F. PEROLD, RONALD W. FORBES, CYNTHIA A. MONTGOMERY, JEAN MARGO REID, KEVIN A. RYAN, ROSCOE S. SUDDARTH, RICHARD R. WEST, EDWARD D. ZINBARG, MERRILL LYNCH INVESTMENT MANAGEMENT, L.P., MERRILL LYNCH, PIERCE, FENNER & SMITH, INC., ARTHUR ZEIKEL, HERBERT I. LONDON.Days Due - 20. MAILED TO COUNSEL. (dj,) (Entered: 01/14/2005)

PACER Service Center			
Transaction Receipt			
01/17/2005 15:13:37			
PACER Login:	ws0385	**Client Code:**	30932.500
Description:	Docket Report	**Search Criteria:**	2:05-cv-00206-JAG-GDH Start date: 1/1/1970 End date: 1/18/2005
Billable Pages:	2	**Cost:**	0.16

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

WILLIAM JOHNS, ANGELINE McAFEE and ROBERT McDERMOTT, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

ARTHUR ZEIKEL, HERBERT I. LONDON, ROBERT R. MARTIN, JOSEPH L. MAY, ANDRE F. PEROLD, RONALD W. FORBES, CYNTHIA A. MONTGOMERY, JEAN MARGO REID, KEVIN A. RYAN, ROSCOE S. SUDDARTH, RICHARD R. WEST, EDWARD D. ZINBARG, MERRILL LYNCH & CO., INC., MERRILL LYNCH INVESTMENT MANAGEMENT, L.P., MERRILL LYNCH, PIERCE, FENNER & SMITH, INC., and JOHN DOES NO. 1 through 100,

Defendants.

Case No. 05-206 (JAG)

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Merrill Lynch Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. William Johns, Angeline McAfee and Robert McDermott file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 1999 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each

individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings, 2003: A Year in Review. Cornerstone Research.*

the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 1999. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 1999 through January 10, 2005 and who suffered damages thereby.[2]

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Plainsboro, New Jersey.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff William Johns resides in Galveston County, Texas and at all relevant times owned one of the Funds.

B. Plaintiff Angeline McAfee resides in Orange County, California and at all relevant times owned one of the Funds.

C. Plaintiff Robert McDermott resides in Warren County, Ohio and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Merrill Lynch & Co., Inc. is the ultimate parent of Merrill Lynch Investment Management, L.P. and Merrill Lynch, Pierce, Fenner & Smith Inc. Through its subsidiaries and divisions, Merrill Lynch & Co., Inc. markets, sponsors, and provides investments advisory, distribution and administrative services to the Merrill Lynch Family of Funds, which consists of approximately 59 funds. Merrill Lynch & Co., Inc. shall be referred to herein as the "Parent Company Defendant." Merrill Lynch & Co., Inc. maintains its principal executive offices at 4 World Financial Center, New York, New York, 10080.

12. Arthur Zeikel, Herbert I. London, Robert R. Martin, Joseph L. May, Andre F. Perold, Ronald W. Forbes, Cynthia A. Montgomery, Jean Margo Reid, Kevin A. Ryan, Roscoe S. Suddarth, Richard R. West, and Edward D. Zinbarg are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant Merrill Lynch Investment Management, L.P. is a registered investment advisor and has the responsibility for the day-to-day management of the Merrill Lynch Family of Funds. Merrill Lynch Investment Management, L.P. has approximately $56 billion in assets under management in total. Merrill Lynch Investment Management, L.P. is located at 800 Scudders Mill Rd., Plainsboro, New Jersey, 08536.

B. Defendant Merrill Lynch, Pierce, Fenner & Smith Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Merrill Lynch Family of Funds. Merrill Lynch, Pierce, Fenner & Smith Inc. is located at 800 Scudders Mill Rd., Plainsboro, New Jersey, 08536. Collectively, these defendants shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 1999 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Merrill Lynch Family of Funds held assets of approximately $56 billion. Approximately 39 of the 59 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Merrill Lynch Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003

In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004

In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002

In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004

In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See See In re: Niles* 176 N.J. 282, 297 (2003). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See Saffer v. Willoughby*, 143 N.J. 256, 271 (1996).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions,

on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiffs demand a jury trial.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005

RESPECTFULLY SUBMITTED,



BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
20 Brace Road, Suite 112
Cherry Hill, NJ 08034
(856) 795-7250
(856) 616-2929 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas
(501) 312-8500
(501) 312-8505 fax